

MEDTOX®

MEDTOX Scientific, Inc.

2009 ANNUAL REPORT AND 2010 PROXY

Performance Graph

The graph shown below is a line presentation comparing the Company's cumulative five-year stockholder returns on an indexed basis with the S&P 500 Index and the S&P Health Care Index for the five-year period commencing on December 31, 2004 and ending on December 31, 2009.

Comparison of 5 Year Cumulative Total Return

Assumes Initial Investment of $100
December 2009



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MEDTOX Scientific Inc.
S&P 500 Index - Total Returns
S&P 500 Health Care Index

Financial Highlights

in thousands, except per share amounts	**2009**	2008	2007	2006	2005
Revenues	**$84,108**	$85,813	$80,285	$69,804	$63,047
Gross Profit	**30,895**	36,326	36,356	31,005	27,120
Gross Margin	**36.7%**	42.3%	45.3%	44.4%	43.0%
Income from Operations	**1,968**	9,647	10,016	8,201	5,524
Net Income	**1,299**	5,572	6,690	4,548	3,318*
Diluted Earnings Per Share	**0.15**	0.62	0.75	0.52	0.40
Stockholders' Equity	**61,432**	60,465	55,656	47,944	44,845

**Includes a $0.7 million net non-cash tax benefit*

Letter to Shareholders, Customers and Employees

I am pleased to have this opportunity to share with you our results for 2009, a year that certainly had its share of challenges for MEDTOX and, of course, for many companies and industries across the country.

Much of the pressure on our top line during 2009 reflects the sluggishness of the national economy and an overall sense of continued caution and concern across many of our key markets. Despite this less-than-ideal environment, we were able to post positive earnings while strengthening our balance sheet and driving strong new sales numbers in key markets.

MEDTOX also ended 2009 with continued confidence in recent infrastructure investments, and our ability to leverage these investments for growth going forward.

We as a company are very deliberate, and focused in our operations. At the same time, we do not believe in standing still and simply hoping for the best.

To that end, in 2007 we began an initiative to diversify our product and service mix, and in 2008 we proactively invested in expanding our clinical laboratory capabilities. These initiatives began demonstrating positive results in 2009, effectively positioning us for 2010 and beyond.

In our Laboratory Segment, economic conditions continued to hurt our drug-of-abuse (DAU) testing volumes, as reduced hiring resulted in lower testing volumes from employers. While DAU revenues from existing clients dropped 24% for the year, this decrease was substantially offset by solid new business gains of 14%, resulting in a net DAU drop of 10% in 2009. A revenue drop is never ideal, however I am pleased with our demonstrated ability to aggressively gain market share in a challenging environment, and we will continue this approach in 2010.

Our diversification effort into expanded clinical testing areas also helped mitigate the drop in 2009 employment testing. Clinical revenues (excluding Clinical Trial Services) were about $23 million for the year, compared to $19.3 million in 2008 – an increase of 19%. We continue to see solid opportunities with our broadened clinical test menu and capabilities.

Within the clinical laboratory, Clinical Trial Services (CTS) revenues increased about 2% for the year to $6.9 million. CTS revenues are project driven and subject to some volatility. Through the first three quarters of the year, CTS revenue was up 27% year over year. However in the fourth quarter, several projects were unexpectedly cancelled or deferred into 2010. CTS volume slated for the coming year is solid, and we have continued to seek new client opportunities, adding seven new pharma clients in 2009.

In our Diagnostic Segment, revenues dropped 7% for the year, primarily due to a decrease in volume for our workplace drugs-of-abuse clients. Solid new sales efforts helped offset some of these losses, many of the sales successes came in the lower-margin government market. We did receive FDA clearance for the full panel on our MEDTOXScan® Reader in the third quarter of 2009. The reader is capable of detecting 12 frequently abused drugs and offers us an important growth opportunity in the Diagnostic Segment going forward.

From a financial perspective, MEDTOX weathered a difficult year and came out in a strong position. Despite a drop in overall revenue and net income, we were still able to maintain positive cash flow while reducing our debt and improving stockholder's equity. As a result, we are headed into 2010 with the best cash position in our company's history.

Be assured that we will not abuse these resources or treat these advantages lightly. We have done considerable investing in recent years – all from internally generated cash – and will now look to tighten costs and further improve efficiencies.

In general, we feel positive about our current direction and momentum, but realize we cannot ignore the lessons of 2009. We will continue to look for opportunities to take market share, drive new volume through our expanded facilities and sell on our core strengths of operational excellence and a dedicated focus on the customer.

Thank you for your continued confidence in MEDTOX, and I look forward to share more news of our progress very soon.



Richard J. Braun
Chairman, President, and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

**[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009**

**[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-11394

MEDTOX SCIENTIFIC, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**95-3863205**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
402 West County Road D, St. Paul, Minnesota	**55112**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(651) 636-7466**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.15 per share	**NASDAQ Global Select Market**
(Title of Class)	Name of Exchange on Which Registered

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [ ]   Accelerated filer [X]   Non-accelerated filer [ ]   Smaller reporting company [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of June 30, 2009, the aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant was $70,337,974 on the closing price as reported on the NASDAQ Global Select Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Class	Outstanding at February 18, 2010
Common Stock, $0.15 par value per share	8,671,746 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Definitive Proxy Statement for the 2010 Annual Meeting of Stockholders to be held June 15, 2010 (Proxy Statement)	Part III

MEDTOX SCIENTIFIC, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2009

Table of Contents

PART I

CAUTIONARY STATEMENT IDENTIFYING IMPORTANT FACTORS THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER FROM THOSE PROJECTED IN FORWARD LOOKING STATEMENTS

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers of this document and any document incorporated by reference herein are advised that this document and documents incorporated by reference into this document contain both statements of historical facts and forward looking statements. Forward looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those indicated by the forward looking statements. Examples of forward looking statements include, but are not limited to (i) projections of, or statements regarding, future revenues, income or loss, earnings or loss per share, capital expenditures, dividends, capital structure, margins and other financial items, (ii) statements regarding our plans and objectives and the impacts thereof, including planned introductions of new products and services, planned exiting of lines of business and planned regulatory filings, or estimates or predictions of actions by customers, suppliers, competitors or regulatory authorities, (iii) estimates of market sizes and market opportunities, (iv) statements regarding economic conditions, (v) statements regarding the sufficiency of our existing resources to fund our planned operations through 2010 and the sufficiency of future profitable operations and access to additional capital to fund our operations beyond 2010, and (vi) statements of assumptions underlying other statements and statements about our business.

This document and any documents incorporated by reference herein also identify important factors which could cause actual results to differ materially from those indicated by the forward looking statements. The factors that could affect our actual results include the following:

- increased competition, including price competition
- changes in demand for our services and products by our customers
- changes in general economic and business conditions, both nationally and internationally, which can influence the level of job growth and, in turn, the level of pre-employment drug screening activity
- technological or regulatory developments, or evolving industry standards, that could affect or delay the sale of our products
- our ability to attract and retain experienced and qualified personnel
- risks and uncertainties with respect to our patents and proprietary rights, including:
  - other companies challenging our patents
  - patents issued to other companies that may harm our ability to do business
  - other companies designing around technologies we have developed
  - our inability to obtain appropriate licenses from third parties
  - our inability to protect our trade secrets
  - risk of infringement upon the proprietary rights of others
  - our inability to prevent others from infringing on our proprietary rights
- our inability to control the costs in our business
- our inability to obtain sufficient financing to continue to sustain or expand our operations
- adverse results in litigation matters
- our inability to continue to develop innovative products and services
- our inability to provide our services in a timely manner

- an unforeseen decrease in the acceptance of current new products and services, including in the market for clinical laboratory testing for physicians offices and patients
- fluctuations in clinical trial activities, including cancellations of signed protocols
- inaccurate information regarding market opportunities
- failure to receive regulatory approvals and clearances
- other factors, including those set forth in Item 1A of this Annual Report on Form 10-K

Many factors could cause our actual results, performance or achievements to be materially different from those anticipated in our forward looking statements. Any written or oral forward looking statements made by us or on our behalf are subject to these factors. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those described in this Annual Report on Form 10-K as intended, planned, anticipated, believed, estimated or expected. The risk factors included in this Annual Report on Form 10-K are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward looking statements. Other unknown or unpredictable factors could also harm our future results. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

The forward looking statements included in this Annual Report on Form 10-K are made only as of the date of this Annual Report on Form 10-K. We do not intend, and do not assume any obligations, to update these forward looking statements, except as required by law.

ITEM 1. BUSINESS.

1. General.

MEDTOX Scientific, Inc., a Delaware corporation, was organized in September 1986. MEDTOX Scientific, Inc. and its wholly-owned subsidiaries: MEDTOX Laboratories, Inc., MEDTOX Diagnostics, Inc. and New Brighton Business Center, LLC are collectively referred to herein as the "Company", "MEDTOX", "we", "us" or "our".

We are engaged primarily in two distinct, but related businesses. MEDTOX Laboratories, Inc., based in St. Paul, Minnesota, provides forensic and clinical laboratory services. MEDTOX Diagnostics, Inc., based in Burlington, North Carolina, manufactures and distributes diagnostic devices and other similar products. For the year ended December 31, 2009, MEDTOX Laboratories, Inc. and MEDTOX Diagnostics, Inc. accounted for 78% and 22% of our consolidated revenues, respectively.

2. Principal Services, Products and Markets.

General. We have two reportable segments: "Laboratory Services", which consists of the activities conducted by MEDTOX Laboratories, Inc. and New Brighton Business Center, LLC, and "Product Sales", conducted by MEDTOX Diagnostics, Inc. Laboratory Services includes drugs of abuse testing services. MEDTOX Laboratories also provides clinical and other laboratory services which consist of clinical toxicology, clinical testing for occupational health clinics, clinical testing for physician offices, pediatric lead testing, and analysis of heavy and trace metal. We also provide services in the area of logistical support, data management and overall program management services. Additionally, MEDTOX Laboratories provides clinical trial services which include central laboratory services, assay (test) development, bio-analytical, bio-equivalence and pharmacokinetic testing. The Product Sales segment includes sales of a variety of on-site drug screening products and contract manufacturing. For financial information relating to our segments, see Note 2 of notes to the consolidated financial statements included in this Annual Report on Form 10-K.

Laboratory Services

A. **Drugs-of-Abuse Testing Services.** As reflected in the table below, our Laboratory Services segment derives a substantial percentage of its revenues from laboratory testing services for the identification of drugs-of-abuse.

(In thousands)	2009	2008	2007
Drugs-of-abuse testing services revenues	$ 36,040	$ 40,021	$ 38,673
% of Laboratory Services revenues	55%	61%	63%

Industry analysts have estimated that the industry-wide revenues derived from workplace laboratory-based drugs-of-abuse testing in the United States are in excess of $500 million. Public information highlights the motivations behind such testing. For example, according to results of a National Institute of Drug Abuse-sponsored survey, drug using employees are 2.2 times more likely to require early dismissal or request time off, 2.5 times more likely to have absences of eight days or more, 3 times more likely to be late for work, 3.6 times more likely to be involved in a workplace accident, and 5 times more likely to file a workers' compensation claim. We believe the percentage of employers with drug testing programs has remained fairly consistent over the past five years, with drug testing more prevalent among larger employers. The number of SAMHSA (Substance Abuse Mental Health Services Administration)-certified laboratory service providers has declined in recent years, providing opportunities for the remaining industry participants.

Drugs-of-abuse testing remains predominately laboratory-based. However, we do offer on-site drug testing devices through our Product Sales segment. Our sale of on-site drug testing devices supports our Laboratory Services business as confirmation testing, logistics, data and program management services are often sold along with on-site testing devices.

Our customers for substance abuse testing include public and private companies, as well as service firms; such as, drug treatment counseling centers, criminal justice facilities, occupational health clinics, third party administrators and hospitals.

B. **Clinical & Other Laboratory Services.** As reflected in the table below, our Laboratory Services segment also derives revenues from other services, including: clinical toxicology; heavy metal, trace element and solvent analyses; pain management; physician office-based clinical testing; and logistics, data and program management services.

(In thousands)	2009	2008	2007
Clinical & Other Laboratory Services revenues	$ 22,885	$ 19,306	$ 18,099
% of Laboratory Services revenues	35%	29%	30%

The services we provide within the clinical laboratory industry market enable us to leverage our core competencies and expertise.

Clinical Toxicology. We have a fully certified clinical toxicology reference laboratory specializing in esoteric therapeutic drug monitoring and emergency toxicology. Esoteric tests are more sophisticated tests used to obtain information not provided by routine tests and generally involve a higher level of complexity and more substantial human involvement than routine tests. The tests performed in the clinical laboratory are conducted using methodologies such as various immunoassays (a test that uses binding of antibodies to antigens to identify and measure certain substances), gas liquid chromatography, high performance liquid chromatography, gas chromatography/mass spectrometry and tandem mass spectrometry. Chromatography is a technique for separating, identifying and quantifying the individual chemical components of substances based on the physical and chemical characteristics specific to each component. Mass spectrometry is a technique for analyzing the individual chemical components of substances by breaking molecules into multiple electrically charged ions that are then sorted for analysis according to their mass-to-charge ratios.

We perform analytical testing for a wide variety of drug classes including: analgesic, antianxiety, anticholinergic, anticoagulant, anticonvulsant, antidepressant, antidiabetic, antiemetic, antihistamine, antiinflammatory, antimicrobial, antipsychotic, bronchodilator, cardiovascular, stimulant, decongestant, immunosuppressant, local anesthetic, muscle relaxant, narcotic analgesic and sedative medications. Clients for our clinical toxicology services consist of hospitals, clinics and other laboratories.

Clinical Testing for Occupational Health Clinics. We perform basic clinical testing for our occupational clinic clients that send us drug testing samples. The most common clinical testing includes blood chemistries, complete blood cell counts, lead/zinc protoporphyrin (ZPP) testing, urinalysis and lipid panels.

Clinical Testing for Physician Offices. We offer laboratory tests used by physicians and other healthcare providers for the purpose of diagnosing or treating disease or illness or the assessment of health in humans. Testing is performed on blood, body fluids or tissues. Our comprehensive clinical laboratory services include clinical chemistry, hematology, coagulation, urinalysis, immunology/serology (viruses, infectious diseases, immune system), immunohematology (blood typing, antibody screens), microbiology (bacteria, parasites), anatomical pathology/cytology (tissue biopsies, cancer) molecular diagnostics (infectious diseases, genetic disorders) and sub-specialties of these categories.

Heavy Metal, Trace Element and Solvent Analyses. We operate a laboratory in which blood and urine are tested for heavy metals (for example, lead), trace elements and solvents. Our clients for these services are other laboratories, occupational health clinics, companies that are required to comply with OSHA (Occupational Safety and Health Administration) guidelines for monitoring occupational exposure to hazardous materials, and pediatricians who test children for exposure to lead. Current Centers for Medicare and Medicaid Services policy requires a screening blood lead test for all Medicaid-eligible children at 12 and 24 months of age. In addition, children over the age of 24 months, up to 72 months of age, should receive a lead screening test if there is no record of a previous test.

Pain Management. In 2009, we continued to expand our Pain Management product line. In the past, we provided toxicology testing for local hospital-based pain management groups. In the past few years, there has been a rapidly growing number of pain management clinics throughout the United States. We now offer a comprehensive testing program serving this market under the name *ToxAssure®*.

Logistics, Data and Program Management Services. MEDTOX also provides services in the areas of logistics management, data management and program management. These services support our underlying business of laboratory analysis and provide added value to our clients. Value-added services include courier services for medical specimen transportation, management programs for laboratory-based and on-site drug testing, coordination of specimen collection sites, and data collection/reporting services including the use of our WEBTOX® internet-based reporting system. In the data management area we have eChain®, our web-based electronic chain-of-custody and donor tracking system.

C. Clinical Trial Services. We provide central laboratory services, assay (test) development, bio-analytical, bio-equivalence and pharmacokinetic testing (a process by which a drug is absorbed, distributed, metabolized and eliminated by the body) for Phase I-IV clinical trials. Phase I clinical trials focus primarily on testing the safety of the drug and involve generally only a small number of patients. In Phase II trials, the results of people taking a new treatment are compared with results of people taking standard treatment or a placebo. A Phase II trial typically involves hundreds of patients. A Phase III trial involves several thousands of patients and is designed to further evaluate the efficacy and safety of the drug. Phase IV clinical trials involve further evaluation of the study drug generally after the drug is already approved and in the market place. Central laboratory services include tests that are used to monitor the safety and efficacy of a drug. These tests or "safety labs" include tests that are performed in our general clinical laboratory and pathology laboratory such as clinical chemistries (liver function, kidney function, cardiac and bone), hematology (blood count), immunology (immune status), and flow cytometry (cell identification). Assay development, bio-analytical and bio-equivalence studies are performed in our bio-analytical laboratory. These tests are conducted using methodologies such as immunoassay, gas chromatography, high performance liquid chromatography, gas chromatography/mass spectrometry and tandem mass spectrometry. MEDTOX Laboratories is a FDA registered establishment and adheres to applicable GLP (Good Laboratory Practices) requirements.

Clients for our clinical testing services include clinical trial sponsors (pharmaceutical and biotech companies), clinical research organizations (CROs), research organizations, and investigators with trial management, patient recruitment/enrollment and site management.

(In thousands)	2009	2008	2007
Clinical Trial Services revenues	$ 6,926	$ 6,800	$ 4,538
% of Laboratory Services revenues	10%	10%	7%

Clinical trial services revenues can fluctuate from quarter-to-quarter based on the project nature, size, and the actual timing of clinical trials as shown in the table below:

(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Clinical Trial Services revenues:				
2009	$ 2,315	$ 1,592	$ 2,000	$ 1,019
2008	1,260	1,463	1,935	2,142

Product Sales

A. **Substance Abuse Testing Products.** The table below reflects information regarding the revenues derived by our Product Sales segment during the last three years from the sale of point-of-collection testing (POCT) products for drugs-of-abuse, the primary component of Product Sales segment revenues.

(In thousands)	2009	2008	2007
POCT product revenues	$ 16,431	$ 17,787	$ 16,632
% of Product Sales revenues	90%	91%	88%

The primary markets for our POCT products for drugs-of-abuse are workplace drugs-of-abuse testing and testing in support of hospital emergency departments, the criminal justice system and rehabilitation centers. We manufacture and distribute our PROFILE®-II, PROFILE®-II A, PROFILE®-III, and PROFILE®-III A POCT products into this market. These products are often sold in conjunction with confirmation testing, logistic, data management, and program management services provided by our Laboratory Services segment. Our customers for substance abuse testing products include public and private companies, as well as occupational health clinics and third party administrators.

Drug abuse is frequently a factor in emergency room treatment of patients. We manufacture and distribute the PROFILE-II ER® and PROFILE®-III ER, and PROFILE®-IV line of diagnostic drug screening products to hospital markets for drug detection in patients seen in the hospital and emergency rooms. The PROFILE-II ER®, PROFILE®-III ER, PROFILE -IV and PROFILE®-V devices are Food and Drug Administration (FDA)-cleared one step qualitative screening assays for the detection of the following drugs and/or their metabolites (any substance produced by metabolism):

- amphetamines
- methamphetamines/methylenedioxymethyl amphetamine (ecstasy, speed, crystal)
- barbiturates (Phenobarbital)
- benzodiazepines (Valium, Librium, Halcion)
- cannabinoids/THC (pot, marijuana)
- cocaine (crack)
- methadone (Methadose)
- opiates (heroin)
- oxycodone
- phencyclidine/PCP (angel dust)
- propoxyphene (Darvon)
- tricyclic antidepressants

We also market the MEDTOXScan® Reader, an electronic reader, for use with our new PROFILE®-V device in hospital laboratories and emergency rooms.

We also manufacture and distribute diagnostic drug screening products within the criminal justice and drug rehabilitation markets. Our VERDICT®-II and SURE-SCREEN® product lines are primarily sold within these markets and are sold alone or as part of our comprehensive drug testing program solution, ClearCourse®. ClearCourse® is a unique and comprehensive drug testing program that combines four essential components: Drug Abuse Recognition System (DARS™) training, SURE-SCREEN® on-site drug screening devices, laboratory based confirmation testing and WEBTOX® online data management.

SURE-SCREEN® is a diagnostic device utilizing lower drug cut-off levels that assists criminal justice agencies in their "no drug use" mandate and supports efforts at early intervention. The chart below shows the specific cut-offs for the SURE-SCREEN® device as compared to the traditional National Institute of Drug Abuse (NIDA) cut-offs:

Drug	Screening Cut-Off	
	Traditional	SURE-SCREEN®
Amphetamine	1000 ng/ml	300 ng/ml
Methamphetamine	1000 ng/ml	300 ng/ml
Benzoylecgonine	300 ng/ml	100 ng/ml
Morphine	NA	100 ng/ml
Methadone	NA	200 ng/ml
Phencyclidine	25 ng/ml	25 ng/ml
Benzodiazepines	NA	200 ng/ml
Cannabinoids	50 ng/ml	40 ng/ml

B. Contract Manufacturing Services and Other Diagnostic Products. In addition to the sale of POCT products for drugs-of-abuse, our Product Sales segment derives revenues from the manufacture of coagulation (blood clotting) market controls for various customers. We anticipate that our activity relative to manufacturing and sales of coagulation controls will decline and we are phasing out contract manufacturing services. We also distribute other diagnostic tests, including diagnostic tests for the detection of alcohol with the EZ-SCREEN® Breath Alcohol Test. The table below reflects information regarding the revenues derived by our Product Sales segment from contract manufacturing services and the distribution of other diagnostic products.

(In thousands)	2009	2008	2007
Contract manufacturing services revenues	$ 1,391	$ 1,469	$ 1,437
% of Product Sales revenues	8%	7%	7%
Other diagnostic products revenues	$ 435	$ 430	$ 906
% of Product Sales revenues	2%	2%	5%

3. **Marketing and Sales.**

We believe that the combined operations of the Laboratory Services business and the on-site test kits manufactured by the Product Sales segment have created synergy in the marketing of comprehensive, on-site and laboratory testing programs to a common customer base. We are in a position to offer a full line of products and services for the substance abuse testing and occupational medicine marketplace, including (1) on-site tests for the detection of drugs-of-abuse; (2) SAMHSA (Substance Abuse Mental Health Services Administration) certified laboratory testing (screening and confirmation); (3) biological monitoring of occupational toxins; (4) consultation; and (5) logistics, data management and program management services.

We have expanded our sales effort in the pharmaceutical market by offering testing services for Phase I-IV clinical trials and working with sponsors and CROs on assay development and bio-analytical and pharmacokinetic studies. In addition, we have begun to market clinical diagnostic testing services to clinics, hospitals and physician offices on a regional basis.

We use several distribution channels to sell our products and services. We employ a direct sales force which consists of 47 sales representatives and four sales managers. In addition, we are a party to a distribution agreement with Cardinal Health for our PROFILE® products sold into the hospital laboratory market. We also benefit from sales efforts on our behalf conducted by third party administrator organizations and occupational health clinic groups.

We have a strategic relationship in the area of pediatric lead testing with Sustainable Resource Center (SRC), a not-for-profit organization dedicated to the eradication of lead exposure in homes within the United States. We provide monthly funding of approximately $1,250 to SRC which is primarily utilized for educational purposes.

We have developed strategic sales plans for each of the primary markets served. These plans include the utilization of supporting materials for advertising and direct marketing efforts, lead generation activities and attending pertinent industry tradeshows.

Major Customers. No single customer had sales that amounted to more than 10% of our consolidated revenues during 2009, 2008 or 2007.

4. **New Products, Research and Development.**

Laboratory Services. Our Laboratory Services' research and development group develops: assays for new drugs and compounds; new assays for existing drugs and other toxins; and improves existing assays with the goal of improving assay robustness, sensitivity, accuracy, precision, specificity and efficiency. This group also investigates and develops assays for commonly tested compounds in alternative matrices and novel formats. During 2009, this group developed and validated approximately 45 new laboratory-based assays using immunochemistry, liquid chromatography (LC), gas chromatography (GC), gas chromatography with mass spectrometry (GC/MS), inductively coupled plasma mass spectrometry (ICP/MS), and LC with tandem mass spectrometry (LC/MS/MS). These activities continue to enhance our test menu and ability to realize efficiencies of new technologies.

We have made efforts to enter the market for full service clinical laboratory testing for physicians offices and patients on a regional basis. As mentioned in prior reports, we added to our test menu in clinical chemistry and diagnostic immunology (immune system) virology (viruses), endocrinology (hormones), serology (infectious diseases) and allergy. We added staffing, state of the art instrumentation and laboratory build out for full service pathology/histology/cytology, molecular diagnostics and microbiology. These new specialties include tests for infectious diseases, viruses, tissue biopsies, cancer, genetic disorders, bacteria and parasites. Based on our local presence, company-owned courier network and advanced instrumentation and technology, we believe we will be able to offer superior turn- around times for physicians and patients than our national competitors.

Product Sales. We continue to develop new and innovative products and services for the drug testing market. We are continually improving our product performance, result hold time (length of time the result is readable on the device) and cost effectiveness in order to meet the evolving demands of the marketplace.

In 2009, we continued improvement in our manufacturing processes in the diagnostic area, resulting in greater flexibility of product configurations for clients, increased efficiency in manufacturing and improved device performance. We can now offer a higher degree of customization to our clients, both in terms of specific assays on a particular device, and supplying a "private label" device to large clients.

In 2009, we continued to see growth of our PROFILE®-III cup products. These products test for THC, cocaine, opiates, amphetamine, methamphetamine and PCP at standard SAMHSA sensitivity levels, and benzodiazepines, barbiturates, methadone, tricyclic antidepressants and propoxyphene at standard industry levels. The PROFILE®-III cup is targeted for the corporate and occupational health clinic markets. The use of a cup format in these markets is advantageous due to the elimination of the standard pipette (laboratory instrument used to transport a measured quantity of liquid) used in a cassette device. The cup format provides an enclosed system where the testing personnel are not exposed to the urine sample. The PROFILE®-III cup design adds simplicity and time savings to the drug screening process.

Research and Development. We incurred costs of $2.3 million, $2.4 million, and $2.6 million for research and development activities in 2009, 2008, and 2007, respectively. At December 31, 2009, we employed 14 scientists in research and development activities for the Laboratory Services and Product Sales segments. Their primary duties are focused on new methods and assay development for Laboratory Services and developing on-site, rapid in vitro diagnostic devices at the Product Sales facility.

5. <u>Raw Materials</u>.

Laboratory Services. The raw materials required by the laboratory for urine drug testing consist primarily of two types: specimen collection supplies and reagents for laboratory analysis. The collection supplies include drug testing custody and control forms that identify the specimen and the client, as well as document the chain-of-custody. Collection supplies also consist of specimen bottles and shipping supplies. Reagents for drug testing are primarily immunoassay screening products and various chemicals used for confirmation testing. We believe all of these materials are available at competitive prices from numerous suppliers.

Product Sales. The primary raw materials required for the immunoassay-based test kits produced by us consist of antibodies, antigens and other reagents, plastic molded devices, wicking materials, filter materials, absorbent materials and packaging materials. We maintain an inventory of raw materials which, to date, has been acquired primarily from third parties. Currently, most raw materials are available from several sources. The molds and tooling for plastic-molded components are owned by us, which provides supply chain management flexibility. We possess the technical capability to produce our own antibodies and antigens and have initiated production of antibodies and antigens for certain tests. Antibodies are part of the immune system and are proteins which are produced by white blood cells. Their task is to circulate in the body and to attach themselves to any foreign particles (antigen) which they may come across. If we were to change certain raw materials used in a specific test, additional development, validation and accompanying costs may be required to adapt the alternate material to the specific diagnostic test.

6. Patents, Trademarks, Licensing and Other Proprietary Information.

Laboratory Services. We believe that the basic technologies requisite to the production of antibodies are in the public domain and are not patentable. We rely upon trade secret protection of certain proprietary information, rather than patents, where we believe disclosure could cause us to be vulnerable to competitors that could successfully replicate our techniques and processes.

Product Sales. We file patent applications to protect our intellectual property as it relates to our technologies, inventions and improvements which can be utilized in the development and manufacture of our Product Sales business, as protection of this intellectual property is very important to our Product Sales segment. These patents relate to our core technologies and designs for diagnostic testing, screening and services. We hold eight United States issued patents with expiration dates ranging from 2010 to 2025.

General. At December 31, 2009, we held 26 registered trade names and/or trademarks in reference to our products and corporate names. Our trade names and/or trademarks range in duration from 10 to 20 years with expiration dates ranging from 2012 to 2019. Applications have also been made for additional trade names.

7. Seasonality.

Laboratory Services. We believe that the laboratory testing business is subject to seasonal fluctuations in pre-employment screening. These seasonal fluctuations include reduced volume in the year-end holiday periods and other major holidays. In addition, inclement weather may have a negative impact on volume thereby reducing revenues and cash flow.

Product Sales. We do not believe that seasonality is a significant factor in the sale of our on-site immunoassay testing devices.

8. Backlog.

Laboratory Services. At December 31, 2009, MEDTOX Laboratories, Inc. did not have any significant backlog. We do not believe that sales backlog is a significant factor in the Laboratory Services segment of our business. However, the time from when an account becomes a client to the time the laboratory starts receiving specimens may be up to four months. The delay in receiving samples is primarily due to the necessity of establishing communication capabilities between the client and us, the requirement to ship out collection kits and forms, and the establishment of a collection site network. At December 31, 2009, we had several accounts that were in the process of being set up where revenues will not be realized until 2010.

Product Sales. At December 31, 2009, MEDTOX Diagnostics, Inc. did not have any significant backlog. We do not believe that sales backlog is a significant factor in the Product Sales segment of our business.

9. Competition.

Laboratory Services. Our Laboratory Services segment competes in a fragmented, though highly competitive, industry. At December 31, 2009, 39 labs, including MEDTOX Laboratories, Inc., were certified by the Department of Health and Human Services as having met the standards for Subpart C of the Mandatory Guidelines for Federal Workplace Drug Testing Programs (59 FR 29916, 29925) and were involved in workplace drugs-of-abuse testing. Without ongoing certification in this program, a laboratory would not be permitted to conduct drug testing for Federal Workplace Drug Testing Programs such as testing for the Department of Transportation and other similar programs. Competitors include Quest Diagnostics and Laboratory Corporation of America, as well as the testing units of other clinical laboratories, including independent laboratories, specialized laboratories and in-house testing facilities maintained by hospitals.

Our Laboratory Services segment competes on the basis of the reliability and accuracy of its test results, price structure, service, transportation and collection network, and the ability to establish relationships with hospitals, physicians and users of drug abuse testing programs. Many of the segment's competitors and potential competitors have substantially greater financial and other resources than we do.

The laboratory services drugs-of-abuse industry is consolidating. The consolidation is being driven by customers' desires to minimize the number of laboratories they work with, the need for operating efficiencies in the form of critical mass (testing volumes), required investment levels and government regulation. In light of these forces, we face an increasing challenge to differentiate ourselves through our technology and value-added services, such as data management, collection site management, training and technical support and expertise. Our ability to successfully compete in the future and maintain our margins will be based on our ability to maintain our quality and customer service while maintaining efficiencies and low cost operations.

Product Sales. Many large companies with greater research and development, marketing, financial and other capabilities, as well as smaller research firms, are engaged in research, development and marketing of diagnostic assays for application in the areas for which we produce our products.

The diagnostics market has become highly competitive with respect to the price, quality and ease of use of various tests, and is characterized by rapid technological changes. We have designed our diagnostic screening products to be inexpensive, on-site tests for use by unskilled personnel, and have not endeavored to compete with laboratory-based systems. These laboratory-based systems consist of bench-top auto analyzers that have fast, automated throughput. Our POCT devices are not designed to compete with such automated systems.

The recent downturn in the economy has led to increased price competition for certain diagnostic testing devices. Competitors of this nature include Phamatech, Princeton BioMeditech, American Bio Medica, ABI, Abbott Laboratories, and Inverness Medical Innovations.

10. Government Regulation.

Our products and services are subject to the regulations of a number of governmental agencies as listed below. We believe we are currently in compliance with all applicable regulations. We cannot predict whether future changes in governmental regulations might significantly increase compliance costs or adversely affect the time or cost required to develop and introduce new products.

A. Substance Abuse and Mental Health Services Administration (SAMHSA). MEDTOX Laboratories, Inc. has been certified by SAMHSA since 1988. SAMHSA certifies laboratories meeting strict standards under Subpart C of the Mandatory Guidelines for Federal Workplace Drug Testing Programs. Continued certification is accomplished through periodic inspection by SAMHSA to assure compliance with applicable regulations. Without ongoing certification in this program, our laboratory would not be permitted to conduct drug testing for Federal Workplace Drug Testing Programs such as testing for the Department of Transportation and other similar programs. Testing performed under the SAMHSA program comprises 25% to 30% of our workplace drug testing customer base.

B. Food and Drug Administration (FDA). Certain tests for human diagnostic purposes must be cleared by the FDA prior to their marketing for in vitro diagnostic use in the United States. In vitro diagnostic products are those reagents, instruments and systems intended for use in diagnosis of disease or other conditions, including a determination of the state of health, in order to cure, mitigate, treat or prevent disease or its complications. Such products are intended for use in the collection, preparation and examination of specimens taken from the human body. The FDA provides clear guidance that in vitro diagnostic devices used for workplace drug testing must be cleared by the FDA prior to being marketed. The FDA-regulated products we produce are in vitro diagnostic products subject to FDA clearance through the Federal Food, Drug and Cosmetic Act, Section 510(k) process, which requires the submission of information and data to the FDA that demonstrates that the device to be marketed is substantially equivalent to a currently marketed device. This data is generated by performing clinical studies comparing the results obtained using our device to those obtained using an existing test product. Although no maximum statutory response time has been set for review of a 510(k) submission, as a matter of policy the FDA has attempted to complete review of 510(k) submissions within 90 days. To date, we have received 510(k) clearance for 22 different products. Products subject to 510(k) regulations may not be marketed for in vitro diagnostic use until the FDA issues a letter stating that a finding of substantial equivalence has been made.

As a registered manufacturer of FDA-regulated products, we are subject to a variety of FDA regulations including the Good Manufacturing Practices (GMP) regulations, which define the conditions under which FDA regulated products are to be produced. These regulations are enforced by the FDA and failure to comply with GMP or other FDA regulations can result in the delay of pre-market product reviews, fines, civil penalties, recalls, seizures, injunctions and/or criminal prosecution. With the exception of the forensic market, FDA clearance of our diagnostic products is required by our clients and regulatory agencies.

As an accredited laboratory performing testing for clinical trials, our laboratory is subject to FDA regulations including Good Laboratory Practices (GLP) and related requirements.

C. Drug Enforcement Administration (DEA). Our primary business involves either testing for drugs-of-abuse or developing test kits for the detection of drugs/drug metabolites in urine. MEDTOX Laboratories, Inc. is registered with the DEA to conduct chemical analyses with controlled substances. The MEDTOX Diagnostics, Inc. facility in Burlington, North Carolina is registered by the DEA to manufacture and distribute controlled substances and to conduct research with controlled substances. Maintenance of these registrations requires that we comply with applicable DEA regulations.

D. Canadian Medical Devices Conformity Assessment System (CMDCAS). MEDTOX Diagnostics, Inc. maintains a quality system which satisfies the requirements for ensuring the safety and effectiveness of our products and meeting the customer needs in accordance with FDA requirements as described in 21 CFR Part 820 (Quality Systems), and that satisfies the requirements of the Canadian Medical Devices Regulations (CMDR) and CAN/CSA ISO 13485:1998 and ISO 9001:2003. Our product sales to Canada are immaterial to our overall operations.

CMDCAS addresses the quality system requirements found in the CMDR. To sell a medical device in Canada, manufacturers must meet the regulatory requirements as defined in the CMDR. The quality system implemented by the manufacturer for design and manufacture of medical devices must satisfy the quality system requirements of ISO 13485 and the manufacturer is required to have its quality system registered by an approved CMDCAS registrar. A CMDCAS approved registrar audits the manufacturer's quality system to ISO 13485:1998 and ISO 9001:2003. MEDTOX Diagnostics, Inc. maintains a quality system fulfilling the requirements of EN ISO 13485 and CMDCAS ISO 13485, Quality Systems – Medical Devices and ISO 9001:2000 — Quality Management Systems – Requirements. MEDTOX Diagnostics, Inc. has been issued the TUV Rheinland Product Safety GmbH quality system certificate to EN ISO 13485:2000 and the TUV Rheinland of North America Inc. quality system certificate to ISO 13485 under CMDCAS.

E. Centers for Medicare and Medicaid Services (CMS). The Clinical Laboratory Improvement Act (CLIA) introduced in 1992 requires that all in vitro diagnostic products be categorized as to level of complexity. A request for CLIA categorization of any new clinical laboratory test system must be made simultaneously with FDA 510(k) submission. The PROFILE®, PROFILE®-II, PROFILE®-III, PROFILE®-IV, PROFILE®-V, VERDICT®, VERDICT®-II and MEDTOXScan® drugs-of-abuse tests currently marketed by MEDTOX Diagnostics, Inc. have been categorized as moderately complex. The complexity category to which a clinical laboratory test system is assigned may limit the number of laboratories qualified to use the test system, thus impacting product sales. MEDTOX Laboratories, Inc. is a CLIA-licensed high complexity laboratory and is accredited by the College of American Pathologists (CAP) Laboratory Accreditation Program. All laboratory specialties and sub-specialties, as they relate to the expanded laboratory test menu, have been added to MEDTOX Laboratories, Inc.'s CLIA/CAP certificates.

F. Health Insurance Portability and Accountability Act (HIPAA). MEDTOX Laboratories, Inc. is committed to safeguarding the privacy and confidentiality of its patients' protected health information. Our policy is to be in compliance with the requirements of federal and Minnesota state law related to protecting the privacy of health information, including the Standards for Privacy of Individually Identifiable Health Information (45 CFR, Parts 160 and 164 - commonly called the "HIPAA Final Privacy Rule"). MEDTOX Laboratories, Inc. complies with out-of-state regulations as applicable. MEDTOX Laboratories, Inc. has compiled several policies and procedures that outline the steps that are taken to ensure compliance with the HIPAA privacy standards and Minnesota state laws related to protected health information. All employees receive appropriate training on these policies and procedures, and it is the responsibility of each individual to follow the policies and procedures in the performance of their jobs. The "Notice of Privacy Practices" and "HIPAA Privacy Policy" for MEDTOX Laboratories, Inc. are posted on our website (www.medtox.com).

G. Additional Laboratory Regulations. MEDTOX Laboratories, Inc. and certain of its laboratory personnel are licensed or otherwise regulated by certain federal agencies, states and localities in which it conducts business. Federal, state and local laws and regulations require MEDTOX Laboratories, Inc., among other things, to meet standards governing the qualifications of laboratory owners and personnel, as well as the maintenance of proper records, facilities, equipment, test materials and quality control programs. In addition, the laboratories are subject to a number of other federal, state and local requirements that provide for inspection of laboratory facilities and participation in proficiency testing, as well as govern the transportation, packaging and labeling of specimens tested. The laboratories are also subject to laws and regulations prohibiting the unlawful rebate of fees and limiting the manner in which business may be solicited.

Our laboratory located in St. Paul, Minnesota receives and uses small quantities of hazardous chemicals and radioactive materials in its operations and is licensed to handle and dispose of such chemicals and materials. We comply with all federal, state and local regulations regarding the safe handling, storage and disposal of such chemicals and materials. Employees working with chemicals are trained initially regarding safe practices, procedures and policies and also participate in annual safety reviews. Periodic inspections by laboratory accrediting agencies and local authorities assure adherence to safe practices and compliance with applicable regulations.

11. Product and Professional Liability.

Laboratory Services. Our laboratory testing services are primarily diagnostic and expose us to the risk of liability claims. Our laboratories have maintained continuous professional and general liability insurance since 1984. The insurance policy covers those amounts we are legally obligated to pay for damages resulting from a medical incident, which arises out of a failure to render professional services. To date, we have not paid any material amounts for claims of this type and no material professional service claims are currently pending.

Product Sales. Manufacturing and marketing of products by us entails a risk of product liability claims. Since 1993, we have maintained insurance coverage against the risk of product liability arising out of events after such date. As of the date of filing this Annual Report on Form 10-K, no product liability claims are pending.

12. Employees.

At December 31, 2009, we had a total of 621 full-time employee equivalents compared to 582 full-time employee equivalents at December 31, 2008.

Our employees are not covered by any collective bargaining agreements and we have not experienced any work stoppages. We believe that we maintain good relations with our employees.

13. Available Information.

We make available free of charge on or through our website (www.medtox.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission.

ITEM 1A. RISK FACTORS.

A substantial portion of our revenue is derived from the provision of testing services for the identification of drugs-of-abuse in the workplace and government markets, a business that is influenced by general economic conditions. As such, our operating results are subject to volatility.

In 2009, approximately 55% and 64% of our Laboratory Services and Product Sales segment's revenues, respectively, were derived from the provision of testing services for the identification of drugs-of-abuse in the workplace and government markets. We expect that a substantial percentage of our revenues will continue to be derived from the provision of such services for the foreseeable future. This business is influenced by the strength of the U.S. economy. When the U.S. economy is growing and characterized by job creation, this business tends to experience increased testing levels. Conversely, lower testing levels tend to be associated with periods of job contraction in the U.S. As a result, our revenues and operating results are subject to volatility.

The laboratory services drugs-of-abuse industry is consolidating. With the market forces driving such consolidation tending to favor the larger industry participants, we face an increasing challenge to differentiate ourselves through our technology and value-added services.

Our Laboratory Services segment competes in what is currently a fragmented, but highly competitive, industry. At December 31, 2009, 39 labs, including MEDTOX Laboratories, Inc., were certified by the Department of Health and Human Services as having met the standards for Subpart C of the Mandatory Guidelines for Federal Workplace Drug Testing Programs and were involved in workplace drugs-of-abuse testing. Our major competitors include Quest Diagnostics, Laboratory Corporation of America as well as the testing units of other clinical laboratories, including independent laboratories, specialized laboratories, and in-house testing facilities maintained by hospitals. Many of our competitors have substantially greater financial and other resources than we do. The laboratory services, drugs-of-abuse industry is consolidating. The consolidation is being driven by the larger laboratories whose greater resources enable them to be more responsive and better able to increase operating efficiencies in the form of critical mass (testing volumes) and required investment levels. In light of these forces, we face an increasing challenge to differentiate ourselves through our technology and value-added services, such as data management, collection site management, training and technical support and expertise. If we are unsuccessful in these differentiation efforts, we may experience declining revenues and gross margins, and reduced cash flows.

We are experiencing increased competition in our Product Sales business segment. Such competition may have a negative effect on our business and future financial prospects.

We are experiencing increased competition, including increased price competition, in our Product Sales business segment. We have experienced increased competition with respect to our immunoassay tests from systems and products developed by others, many of whom compete solely on price. As the number of firms marketing diagnostic tests has grown, we have experienced increased price competition for certain diagnostic testing devices, particularly in the probation, parole and rehabilitation market. A further increase in competition may reduce our ability to compete in the diagnostic market and have a negative effect on our financial results and future prospects.

Our quarterly operating results may vary.

Clinical trial services testing for the pharmaceutical industry is project-based, and as such, may vary from quarter to quarter due to factors over which we have little control such as the commencement, completion or cancellation of clinical trial contracts and the progress of ongoing clinical trial contracts.

Such variations may cause operating results to vary quarter to quarter, negatively or positively affecting the market price of our common stock. We believe that such variations in any particular quarter are not necessarily a meaningful indication of future results and that these fluctuations may not be related to our future overall operating performance.

If reimbursement for our services by third party payers is reduced, our net revenues could diminish.

There has been and will likely continue to be significant efforts by both federal and state agencies to reduce costs in government healthcare programs and otherwise implement government control of healthcare costs. In addition, increasing emphasis on managed care in the U.S. may continue to put pressure on the pricing of healthcare services. Third party payers, including state payers and Medicare, are challenging the prices charged for medical products and services. Government and other third party payers increasingly are limiting both coverage and the level of reimbursement for our services. In 2009 and 2008, third party payers accounted for approximately 6.1% and 4.7%, respectively, of our net revenues. A portion of the testing for which we bill our hospital and laboratory clients is ultimately paid by third party payers. Any pricing pressure exerted by these third party payers on our customers may, in turn, be exerted by our customers on us. If government and other third party payers do not provide adequate coverage and reimbursement for our services, our net revenues could decline. If we cannot offset additional reductions in the payments we receive for our services by reducing costs, increasing test volume and/or introducing new procedures, our net revenues and profitability could decline.

We could face significant monetary damages and penalties and/or exclusion from the Medicare and Medicaid programs if we violate health care anti-fraud and abuse laws.

We are subject to extensive government regulation at the federal, state and local levels. Our failure to meet governmental requirements under these regulations, including those relating to billing practices and relationships with physicians and hospitals, could lead to civil and criminal penalties, exclusion from participation in Medicare and Medicaid and possible prohibitions or restrictions on the use of our laboratory. While we believe that we conduct our operations and relationships with care in an effort to meet all statutory and regulatory requirements, there is a risk that government authorities might take a contrary position. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships we have with third parties.

If we fail to keep up with technological advancements and fail to develop our products, we may be at a competitive disadvantage and our products may become less attractive or obsolete.

The continuing changes in modern biotechnology could render our products or services as unmarketable or obsolete. These changes come in the form of technological innovation, changes in customer requirements, declining prices and evolving industry requirements. Historically, our product and service obsolescence has not had a material impact on our profitability. New products and services, as well as new technology, may render existing technology products and services obsolete, or too costly and unmarketable. If we do not commit the resources necessary to develop and sell products incorporating new technologies as demanded by our markets, our products and services may be rendered obsolete, impacting our revenues and profitability. Even with the development of new technologically advanced products and services, we cannot assure you that they will gain market acceptance. Lack of market acceptance for any of these products and services could reduce our revenues and negatively affect our profitability.

Our business and products are subject to stringent laws and regulations and if we are unable to comply, our business may be significantly harmed.

Our products and services are subject to the regulations of a number of governmental agencies as listed in Item I, "Business" under the heading "10. Government Regulation". We cannot predict whether future changes in governmental regulations might significantly increase compliance costs or adversely affect the time or cost required to develop and introduce new products. In addition, our products are or may become subject to foreign regulations. If we do not comply with existing or additional laws or regulations, or if we incur penalties, it could increase our expenses, prevent us from increasing net revenues, or hinder our ability to conduct our business.

Our operations might be affected by the occurrence of a natural disaster or other catastrophic event.

We depend on our customers and our laboratory in St. Paul, Minnesota and the production facilities in Burlington, North Carolina for the continued operation of our business. Although we have contingency plans in effect for natural disasters or other catastrophic events, these events could still disrupt our operations or those of our customers, which could also affect us. Even though we carry business interruption insurance policies and typically have provisions in our contracts that protect us in certain events, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. Any natural disaster or catastrophic event affecting us or our customers could have a significant negative impact on our operations and financial performance.

We may be exposed to liability claims.

We are exposed to the risk of liability claims from our testing services and other aspects of our business. We currently maintain insurance with coverage up to $10 million for all of our entities to cover professional and general liability claims. In the past, all professional and general liability claims have been covered under our insurance policy. However, in the future, we may be faced with litigation claims which exceed our insurance coverage or are not covered under our insurance policy, which could have a significant impact on our results of operations and financial condition.

We may have product liability exposure not covered by insurance.

We face financial exposure to product liability claims if the use of our products results in an improper diagnosis, bodily injury or property damage. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of our insurance policy. We currently maintain insurance with coverage up to $2 million to cover such product liability claims. To the extent any such claim is uncovered or our insurance coverage is inadequate, we could be required to pay any and all costs associated with such claim, the cost of defense whatever the outcome of the action, and possible settlement or damages if a court rendered a judgment in favor of any plaintiff asserting such claim against us. Damages assessed in connection with, and the costs of defending, any legal action could be substantial. Damages may include punitive damages, which may substantially exceed actual damages. The obligation to pay such damages could exceed our ability to pay such damages, which could have a significant impact on our results of operations and financial condition.

We rely on intellectual property, which we may not be able to protect fully or effectively.

We rely on a combination of patents, copyrights, trademarks, trade secret rights, employee confidentiality agreements and non-disclosure agreements in order to develop and protect our proprietary technology and information. Notwithstanding our efforts to protect our proprietary rights, existing trade secret, copyright, and trademark laws afford only limited protection. Despite our efforts to protect our proprietary rights and other intellectual property, unauthorized parties may attempt to copy aspects of our products, obtain and use information that we regard as proprietary or misappropriate our copyrights, trademarks, tradenames and similar proprietary rights. Our means of protecting our proprietary rights may not be adequate. In addition, our competitors might independently develop similar technology or duplicate our products or circumvent any patents or our other intellectual property rights.

The technologies used in all of our diagnostic POCT products are covered by one or more patents. As these patents expire over the next several years, we will no longer have protection from competitors, unless we develop new technology, which could impact our ability to compete in the biotechnology industry and reduce our revenues.

If our tests and business processes infringe on the intellectual property rights of others, we could be forced to engage in costly litigation, pay substantial damages or be prohibited from selling certain tests or products.

Other companies or individuals, including our competitors, may obtain patents or other property rights that would prevent, limit or interfere with our ability to develop, perform or sell our tests or products or operate our business. As a result, we may be involved in intellectual property litigation and we may be found to infringe on the proprietary rights of others, which could force us to do one or more of the following:

- cease developing, performing or selling tests of products that incorporate the challenged intellectual property;
- change our business processes; or
- pay substantial damages, court costs and attorneys' fees, including potentially increased damages for any infringement held to be willful.

Patents generally are not issued until several years after an application is filed. Our performing a test or other activity prior to the issuance of a patent to a third party is not a defense to an infringement claim. Thus, even tests or products that we develop could become the subject of infringement claims if a third party obtains a patent covering those tests or products.

Infringement and other intellectual property claims, regardless of their merit, can be expensive and time consuming to litigate. In addition, any requirement to reengineer our tests or products or change our business processes could substantially increase our costs, force us to interrupt product sales or delay new test releases. In the past, we have not been subject to a dispute regarding infringement of intellectual property of third parties. However, infringement claims could arise in the future as patents could be issued on tests or processes that we may be performing.

Adverse results in material litigation matters could have a material adverse effect upon our business.

We may become subject in the ordinary course of business to material legal action related to, among other things, professional liability and employee-related matters, as well as inquiries from governmental agencies and Medicare or Medicaid carriers regarding billing issues. Legal actions could result in substantial monetary damages as well as damage to our reputation with customers, which could have a material adverse effect upon our business.

If we lose our key personnel or are unable to attract and retain qualified personnel as necessary, our business could be harmed.

We are dependent on the expertise and experience of our senior management team, including Richard Braun, Chairman, President, and Chief Executive Officer; Kevin Wiersma, Vice President, Chief Financial Officer and Chief Operating Officer of MEDTOX Laboratories; James Schoonover, Vice President and Chief Marketing Officer; B. Mitchell Owens, Vice President and Chief Operating Officer of MEDTOX Diagnostics; and Susan Puskas, Vice President, Quality, Regulatory Affairs and Human Resources, for our future success. Although we have employment contracts with all members of our senior management team listed above, we do not maintain any key man life insurance policies on any management personnel. The loss of services of any of our key employees could delay the development of our business and have a negative impact on our operating results and financial condition.

The current global financial crisis may have significant effects on our customers that would result in material adverse effects on our business, operating results, and stock price.

The current global financial crisis, which has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions and/or fluctuations in equity and currency values worldwide, reduced sales of products and services, and concerns that the worldwide economy may enter into a prolonged recessionary period, may materially adversely affect our customers' access to capital or willingness to spend capital on our products and services, their levels of cash liquidity and willingness to pay for products and services that they will order or have already ordered from us, and/or their hiring and other employment-related decisions. These potential effects of the current global financial crisis are difficult to forecast and mitigate. As a consequence, our operating results for a particular period are difficult to predict, and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing effects could have a material adverse effect on our business, results of operations, and financial condition and could adversely affect our stock price.

We have goodwill and any future impairment of our goodwill could have a material negative impact on our financial results.

We test goodwill for impairment at least annually and potentially more frequently in accordance with generally accepted accounting principles. Any impairment of the value of goodwill will result in a charge against earnings which could materially adversely affect our reported results of operations in future periods.

ITEM 2. PROPERTIES.

The administrative offices and laboratory operations for the Laboratory Services segment of our business are located primarily in a 98,000 square foot facility in St. Paul, Minnesota. Until March 2001, we leased this space. In March 2001, we purchased the entire three building complex with a total of 129,000 square feet, which includes the 98,000 square feet utilized by our Laboratory Services segment and an additional 11,000 square feet held for future expansion of our Laboratory Services segment. The purchasing entity was New Brighton Business Center, LLC, a limited liability company, established by us for the sole purpose of purchasing the entire three building complex. The facility includes other commercial tenants that have individual leases that range from ten years to less than one year in duration. In 2009, the annual rent paid by such third-party tenants, excluding their pro-rata share of operating expenses, was approximately $150,000.

In addition, effective September 2000, the Laboratory Services segment entered into a seven year lease for a 30,000 square foot facility to be used in connection with its courier business and also as additional warehouse and shipping space. In May 2007, we amended this lease, effective August 31, 2007. The Amendment extends the term of the lease to August 31, 2012. This building is a special purpose facility and enables us to store our vehicles indoors, when appropriate, and to perform routine maintenance on the vehicles. The annual base rent on this second facility, exclusive of operating expenses, is currently $152,000 per year.

The operations for the Product Sales segment of our business are located in Burlington, North Carolina where we maintain the offices, research and development laboratories, production operations and warehouse for MEDTOX Diagnostics, Inc. In March 2001, we entered into a 10-year lease of the entire building (approximately 39,500 square feet) for an annual base rent of $197,000, exclusive of operating expenses. In addition, under the lease, $600,000 of tenant improvements made to the building by us are being amortized over the life of the lease as additional rent. Effective February 2003, we entered into a month-to-month lease for an additional 30,000 square feet of space located in an adjacent building. The additional space is used for warehousing and distribution for a monthly base rent of $9,400, exclusive of operating expenses. In November 2003, we amended and restated these leases. Under the terms of the amended and restated lease, the original leases have been combined and the expiration of the amended and restated lease has been extended to March 31, 2016. In January 2008, we prepaid approximately $430,000 of the lease agreement for the facilities in Burlington, North Carolina relating to the leasehold improvements after determining that the prepayment would be financially beneficial to the Company. The prepayment was recorded as prepaid rent and will continue to be amortized over the remaining life of the lease as additional rent. In 2009, the annual base rent was approximately $401,000, exclusive of operating expenses, and including a Consumer Price Index adjustment and amortization of the $600,000 of improvements.

The Burlington facilities have always been owned and leased to us by Dr. Samuel C. Powell, a member of our Board of Directors. We believe we are renting these facilities in Burlington on terms similar to those available from third parties for equivalent premises based upon our review of prevailing market rates at the time of lease renewal.

We believe that our existing facilities are adequate for the purposes being used to accommodate our product development, manufacturing and laboratory testing requirements.

ITEM 3. LEGAL PROCEEDINGS.

Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matter was submitted to a vote of the security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Common Stock

Our common stock is listed on the Nasdaq Global Select Market under the symbol "MTOX". At February 18, 2010, the number of holders of record of our common stock was 878. The following tables set forth, for the calendar quarters indicated, the high, low, and closing prices per share for our common stock, as reported by the Nasdaq Global Select Market. The quotations shown represent inter dealer prices without adjustment for retail markups, markdowns or commissions, and do not necessarily reflect actual transactions.

2009:	High	Low	Close*
First Quarter	$ 8.20	$ 5.95	$ 6.66
Second Quarter	10.30	5.98	9.43
Third Quarter	10.19	8.25	9.10
Fourth Quarter	10.25	7.30	7.75

2008:	High	Low	Close*
First Quarter	$ 18.65	$ 12.75	$ 13.19
Second Quarter	16.98	11.52	13.85
Third Quarter	18.05	11.00	12.34
Fourth Quarter	14.03	7.50	8.22

*Closing price as of the last day of the calendar quarter

Dividends

No cash dividends have been declared or paid by the Board of Directors of the Company since its inception and the Board of Directors of the Company has no plans to pay a cash dividend in the foreseeable future. Our financial covenants under our credit agreement may effectively preclude us from paying cash dividends without approval.

Issuer Purchases of Equity Securities

Not applicable.

ITEM 6. SELECTED FINANCIAL DATA.

The following selected financial data is derived from the consolidated financial statements of the Company included elsewhere in this Annual Report on Form 10-K and should be read in conjunction with such consolidated financial statements, the related notes and other financial information included in this Annual Report on Form 10-K.

(In thousands, except share and per share data)	2009	2008	2007	2006	2005
STATEMENT OF OPERATIONS DATA:					
Revenues	$ 84,108	$ 85,813	$ 80,285	$ 69,804	$ 63,047
Cost of revenues	53,213	49,487	43,929	38,799	35,927
Selling, general, and administrative	26,663	24,327	23,737	20,648	19,309
Research and development	2,264	2,352	2,603	2,156	2,287
Other income (expense)	79	(991)	(707)	(1,006)	(1,319)
Income tax expense	748	3,084	2,619	2,647	887
Net income	$ 1,299	$ 5,572	$ 6,690	$ 4,548	$ 3,318
Basic earnings per common share	$ 0.15	$ 0.66	$ 0.80	$ 0.56	$ 0.43
Diluted earnings per common share	$ 0.15	$ 0.62	$ 0.75	$ 0.52	$ 0.40
Weighted average number of shares outstanding:					
Basic	8,536,768	8,455,092	8,322,092	8,148,726	7,785,037
Diluted	8,788,663	8,938,213	8,907,320	8,802,470	8,199,650
BALANCE SHEET DATA:					
Total assets	$ 76,117	$ 73,526	$ 69,949	$ 59,874	$ 59,390
Total debt	302	979	1,656	2,732	6,329
Total stockholders' equity	61,432	60,465	55,656	47,944	44,845
SEGMENT DATA:					
Net revenues:					
Laboratory Services	$ 65,851	$ 66,127	$ 61,310	$ 54,045	$ 48,582
Product Sales	18,257	19,686	18,975	15,759	14,465
Total net revenues	$ 84,108	$ 85,813	$ 80,285	$ 69,804	$ 63,047
Operating income (loss):					
Laboratory Services	$ (1,037)	$ 5,364	$ 6,387	$ 6,139	$ 4,722
Product Sales	3,005	4,283	3,629	2,062	802
Total operating income	$ 1,968	$ 9,647	$ 10,016	$ 8,201	$ 5,524
Assets:					
Laboratory Services	$ 60,630	$ 59,812	$ 56,430	$ 47,259	$ 44,504
Product Sales	11,884	10,102	8,701	6,737	6,77
Corporate (unallocated)	3,603	3,612	4,818	5,878	8,11
Total assets	$ 76,117	$ 73,526	$ 69,949	$ 59,874	$ 59,39

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Annual Report on Form 10-K contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by such acts. For this purpose, any statements that are not statements of historical fact may be deemed to be forward looking statements, including the statements under this "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding our strategy, future operations, future expectations and future estimates, future financial position or results and future plans and objectives of management. Those statements in this Annual Report on Form 10-K containing the words "believes", "anticipates", "plans", "expects" and similar expressions constitute forward looking statements, although not all forward looking statements contain such identifying words.

The forward looking statements contained in this Annual Report on Form 10-K are based on our current expectations, assumptions, estimates and projections about our Company and its businesses. All such forward looking statements involve significant risks and uncertainties, including those risks identified in Item 1A of this Annual Report on Form 10-K and in the Cautionary Statement appearing at the beginning of Part I of this Annual Report on Form 10-K, many of which are beyond our control. Although we believe that the assumptions underlying our forward looking statements are reasonable, any of the assumptions could prove inaccurate. Actual results may differ materially from those indicated by the forward looking statements included in this Annual Report on Form 10-K. In light of the significant uncertainties inherent in the forward looking statements included in this Annual Report on Form 10-K, you should not consider the inclusion of such information as a representation by us or anyone else that we will achieve such results. Moreover, we assume no obligation to update these forward looking statements to reflect actual results or changes in assumptions, expectations or projections, except as otherwise required by law. In addition, our financial and performance outlook concerning future revenues, margins, earnings, earnings per share and other operating or performance results does not include the impact of any future acquisitions, future acquisition-related expenses or accruals, or any future restructuring or other charges that may occur from time-to-time due to management decisions and changing business circumstances and conditions.

Executive Overview

Our Business

We are engaged primarily in distinct, but very much related businesses, which for financial reporting purposes are divided into two reportable segments: Laboratory Services and Product Sales. For financial information relating to our segments, see Note 2 of Notes to the Consolidated Financial Statements.

Laboratory Services

Our "Laboratory Services" business segment includes the activities of our wholly-owned subsidiary, MEDTOX Laboratories, Inc. MEDTOX Laboratories, Inc. engages in drugs-of-abuse testing services, providing these services to private and public companies, drug treatment counseling centers, criminal justice facilities, occupational health clinics and hospitals, as well as third party administrators.

MEDTOX Laboratories, Inc. also provides clinical and other laboratory services which consist of clinical toxicology, clinical testing for occupational health clinics, and heavy metal, trace element and solvent analyses. We provide these services to hospitals, clinics, HMOs and other laboratories. Testing is conducted using methodologies that include various immunoassays, gas liquid chromatography, gas chromatography/mass spectrometry, and high performance liquid chromatography with tandem mass spectrometry. We recently expanded our clinical & other laboratory services to include laboratory tests used by physicians and other healthcare providers for the purpose of diagnosing or treating disease or illness or the assessment of health in humans. Testing is performed on blood, body fluids or tissues. Our comprehensive clinical laboratory services include clinical chemistry, hematology, coagulation, urinalysis, immunology/serology (viruses, infectious diseases, immune system), immunohematology (blood typing, antibody screens), microbiology (bacteria, parasites), anatomical pathology/cytology (tissue biopsies, cancer), molecular diagnostics (infectious diseases, genetic disorders) and sub-specialties of these categories. We also provide services in the areas of logistics management, data management and program management. These services support our underlying business of laboratory analysis and provide added value to our clients.

MEDTOX Laboratories, Inc. also provides clinical trial services which includes central laboratory services, assay (test) development, bio-analytical, bio-equivalence and pharmacokinetic testing. Central laboratory services include tests that are used to monitor the safety and efficacy of a drug. These tests or "safety labs" include tests that are performed in our general clinical laboratory and pathology laboratory such as clinical chemistries (liver function, kidney function, cardiac and bone), hematology (blood count), immunology (immune status), and flow cytometry (cell identification). Assay development, bio-analytical and bio-equivalence studies are performed in our bio-analytical laboratory. These tests are conducted using methodologies such as immunoassay, gas chromatography, high performance liquid chromatography, gas chromatography/mass spectrometry and tandem mass spectrometry. Clients for our clinical testing services include clinical trial sponsors (pharmaceutical and biotech companies), clinical research organizations (CROs), research organizations, and investigators with trial management, patient recruitment/enrollment and site management.

The New Brighton Business Center, LLC (NBBC) is a wholly-owned limited liability company formed for the sole purpose of acquiring the facilities in St. Paul, Minnesota, where our Laboratory Services administrative offices and laboratory operations are located.

Product Sales

Our "Product Sales" business segment consists of our wholly-owned subsidiary, MEDTOX Diagnostics, Inc. MEDTOX Diagnostics, Inc. is engaged in the development, manufacturing, and distribution of a variety of POCT diagnostic drug screening devices, such as our PROFILE®-II, PROFILE®-II A, PROFILE®-III, PROFILE®-III A, PROFILE-II ER®, PROFILE®-III ER, PROFILE®-IV, PROFILE®-V, MEDTOXScan® reader, VERDICT®-II, and SURE-SCREEN® products, in addition to other diagnostic tests for the detection of alcohol. MEDTOX Diagnostics, Inc. also provides contract manufacturing services, such as coagulation market controls. The operations of the Product Sales segment are located in Burlington, North Carolina, where we maintain the offices, research and development laboratories, production operations, and warehouse/distribution facilities.

In January 2008, we announced that we were voluntarily recalling approximately 400 MEDTOXScan® electronic readers because of mis-branding. The PROFILE®-III ER devices sold for use with the readers and which are properly cleared for sale by the FDA, can be read visually without the reader. The readers were provided to customers at no cost, therefore the direct financial impact of the recall is limited to shipping fees which are estimated to be less than $10,000. It had been our original intention to replace these readers with a new generation of reader having over-the-counter (OTC) approval in 2008. As a result of the recall, we sought "prescription use" clearance for the new reader. We filed a 510(k) application in March 2008. In February 2009, we received 510(k) clearance from the FDA to market our MEDTOXScan® electronic readers to be used with nine drugs. In May 2009, we filed a 510(k) application with the FDA for three more drugs to be added to the reader menu. In July 2009, we received 510(k) clearance from the FDA to market our PROFILE®-V MEDTOXScan® Drugs-of-Abuse Test System with the three additional drugs. The total number of drugs detectable on the system is now twelve. Currently, we have between 300 to 400 hospital clients utilizing our PROFILE® visually read cassettes for drugs-of-abuse detection. The new Test System will be marketed not only to those clients, but to the broader hospital market which is estimated in excess of 2,500 hospitals. Since receiving FDA clearance for the expanded panel, we have shipped over 400 units.

Key Trends Influencing Our Operating Results

Our management believes that there are several notable trends that are currently influencing, and are expected in the foreseeable future to continue to influence, our operating results. These include:

Economic Uncertainties Causing Variability in Testing Volumes in the Laboratory Services and Product Sales, Drugs-of-Abuse Business

In 2009, testing volume from our existing workplace drugs-of-abuse clients was lower than in the prior year, which we primarily attributed to lower new job creation and reduced employment levels and corresponding drops in hiring caused by economic uncertainties. We feel economic uncertainties may continue to cause variability in our workplace drugs-of-abuse testing volume in the foreseeable future.

Increased POCT Diagnostic Device Test Competition

We have experienced increased competition with respect to our POCT diagnostic tests from systems and products developed by others, many of whom compete solely on price. Due to the recent downturn in the economy, we have experienced increased price competition for certain diagnostic testing devices, particularly in the probation, parole and rehabilitation market.

Our Strategy

Our strategy is to drive profitable growth by building market share, leveraging our existing infrastructure and technical expertise, and driving innovation. We maintain a disciplined culture, focused on the successful execution of our strategy and plans.

Building Market Share

We have solid niche positions in large markets, relative to our size, that allow us to build market share by offering high quality products and services that are delivered rapidly, priced competitively, and supported by excellent customer service and value-added services. Our value added services include data management, collection site management, training, technical support and expertise, as well as review of drug testing policies for clients.

Our success in penetrating new accounts has represented a significant component of our growth in market share. Over the past four years, we have expanded our number of sales representatives from 23 to 47. The increase in sales representatives has increased our business from new accounts in 2009 and helps offset risks from uncertain economic conditions that may cause lower activity from existing workplace drugs-of-abuse clients.

Leveraging Existing Infrastructure and Technical Expertise

We leverage our existing infrastructure and technical expertise to facilitate top line growth and improve operating margins.

In 2008, we expanded our clinical laboratory capabilities to include clinical and anatomic pathology, microbiology, molecular diagnostics, and other specialized testing capabilities. This expansion leverages existing capabilities and opens up new revenue opportunities by offering full-service testing capabilities to the physician office market.

Our LEAN and Six-Sigma initiatives support our effort to leverage existing infrastructure by improving quality and productivity, cutting costs, and increasing throughput. LEAN is a highly disciplined process that helps us focus on reducing waste and eliminating unnecessary steps in our business processes. Our Six-Sigma initiatives address quality and variability within processes. While all key departments in the

Laboratory Services and Product Sales segments have now been through initial LEAN processes, as an organization we recognize that LEAN is an ongoing philosophy, not a project to be "finished."

Driving Innovation

We have introduced a number of innovative products and services.

In 2009, we introduced the next generation PROFILE®-V MEDTOXScan® Drugs-of-Abuse Test System with added functionality for hospital laboratories and emergency rooms.

In 2008, we introduced *ToxAssure*®, a comprehensive program for effective pain management testing.

In 2007, we continued improvement in our manufacturing processes in the diagnostic area, resulting in greater flexibility of product configurations for clients, increased efficiency in manufacturing and improved device performance. We can now offer a higher degree of customization to our clients, both in terms of specific assays on a particular device, and supplying a "private label" device to large clients. In 2007, we initiated a relationship with one private label client.

In 2006, we developed and introduced MEDTOXScan®, an electronic reader, which we provide to hospitals for use with our PROFILE-II ER® and PROFILE®-III ER POCT devices in hospital laboratories and emergency rooms.

In 2005, we developed and introduced eChain®, our web-based electronic chain-of-custody and donor tracking system. We currently have over 1,500 clinics and collection sites utilizing eChain® throughout the country.

In 2005, we also introduced SURE-SCREEN®, our lower detection level POCT device targeted for the government and rehabilitation markets and our PROFILE®-III device, an integrated cup and testing device for sale to the workplace drug testing market.

ClearCourse®, another innovative solution we offer, is a comprehensive drug testing program that combines four essential components: Drug Abuse Recognition System (DARS™) training, SURE-SCREEN® on-site drug screening devices, laboratory based confirmation testing and WEBTOX® online data management.

Critical Accounting Policies

We have identified the policies outlined below as critical to understanding our business and results of operations. The listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in their application. The impact and any associated risks related to these policies on the Company's business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 of Notes to the Consolidated Financial Statements in Item 15. Note that the preparation of this Annual Report on Form 10-K requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Our critical accounting policies are as follows:

Accounts Receivable:
We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customers' current creditworthiness, as determined by management's review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that have been identified. While such credit losses have generally been within our historical expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that have occurred in the past. Our consolidated trade accounts receivable balance at December 31, 2009, was $14.9 million, net of allowance for doubtful accounts of $0.5 million.

Revenue Recognition:
Revenues from Laboratory Services are recognized as earned when we have performed the applicable laboratory testing services and the results have been sent to our customers or posted to our secure website.

Some of our Laboratory Services revenues for certain types of tests are billed to third-party payers including insurance companies, state Medicaid and Medicare agencies. These payers pay for such services at established amounts, which are typically lower than gross amounts billed by us. However, the tests are sometimes billed directly to patients or other parties and paid at the gross amount billed for these tests. In addition, billings for the tests are occasionally re-billed to alternative payers in situations where incorrect billing information was submitted to us by the customer. Historically, the amounts of such incorrect billings have not been material. We estimate a discount on the billings for these tests and recognize revenues and related accounts receivable at a net amount, after discount, in order to state revenues and accounts receivable at the amount expected to be paid. While we believe that estimated discounts and the related net revenues and net accounts receivable from these testing services are materially correct, there can be differences in amounts ultimately paid compared to estimated amounts. These differences are recorded upon payment and may affect previously recorded amounts. We consider contracted rates with payers and historical discounts when estimating future discounts on a monthly basis.

Revenues from Product Sales are recognized FOB shipping point net of an allowance for estimated returns. When shipment occurs, the sales price is fixed and determinable, and collection of the resulting receivable is reasonably assured.

Goodwill:
Goodwill is reviewed for impairment at least annually and between annual test dates if events or changes in circumstances indicate potential impairment. We perform our annual impairment test for goodwill in the fourth quarter of each year. The entire amount of goodwill is included within the Laboratory Services segment.

The impairment test is performed using a two-step process. In the first step, the fair value of the reporting unit is compared with the carrying amount of the reporting unit, including goodwill. If the estimated fair value is less than the carrying amount of the reporting unit, an indication that goodwill impairment exists and a second step must be completed in order to determine the amount of the goodwill impairment, if any that should be recorded. In the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation.

The fair value of the reporting unit is determined using a discounted cash flow analysis. Projected discounted future cash flows requires us to make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in working capital and the appropriate discount rate. In developing this discounted cash flow analysis, assumptions about future revenues and expenses, capital expenditures and changes in working capital are based on our annual forecast for the reporting unit, historical experience, and anticipated future economic conditions. Discount rate assumptions for the reporting unit take into consideration our assessment of risks inherent in the future cash flows of the reporting unit and our weighted-average cost of capital. To assess the reasonableness of the fair value of the reporting unit, we use a market approach which consists of comparisons to comparable publicly-traded companies in our industry.

At December 31, 2009, our goodwill was $16.0 million. If we experience significant negative economic trends or disruptions to our business, we may be subject to future impairments. Additionally, changes in assumptions regarding the future performance of our business, an increase in the discount rate used to determine the discounted cash flows, or significant declines in our stock price or the market as a whole could result in additional impairment indicators. Any future impairment of goodwill could have a material adverse effect on our financial results.

Accounting for Income Taxes:
As part of the process of preparing the consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that deferred tax assets will be recovered from future taxable income and tax planning strategies, and to the extent management believes that recovery is not likely, we must establish a valuation allowance. To the extent we increase or decrease the valuation allowance in a period, we must include an expense or benefit within the tax provision in the consolidated statement of operations.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. Our deferred tax assets primarily consist of certain net operating losses (NOLs) carried forward. In the future, revisions to the estimated net realizable value of these deferred tax assets could cause the provision for income taxes to vary significantly from period-to-period, although our cash payments would remain unaffected until the benefit of the NOLs is completely utilized or expires unused. At December 31, 2009, we did not have a valuation allowance on deferred tax assets.

We account for uncertain tax positions in accordance with generally accepted accounting principles. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of income. At December 31, 2009, we did not have any unrecognized tax benefits.

Results of Operations

In evaluating our financial performance, our management has primarily focused on three objectives: maximizing operating income, increasing our cash flows and strengthening our balance sheet. The first of these objectives is discussed in this section. The other two are addressed under "Liquidity and Capital Resources."

To maximize our operating income, we have sought revenue growth, improved gross margins and reduced selling, general and administrative (SG&A) expense as a percentage of revenues. As discussed below, during 2009 we were unable to fully achieve these goals due in part to challenging economic conditions.

Revenues

(In thousands)	Year Ended December 31			2009 vs 2008		2008 vs 2007	
	2009	2008	2007	$ Change	% Change	$ Change	% Change
Revenues:							
Laboratory Services							
Drugs-of-abuse testing services	$ 36,040	$ 40,021	$ 38,673	$ (3,981)	(10)%	$ 1,348	3%
Clinical & other laboratory services	22,885	19,306	18,099	3,579	19%	1,207	7%
Clinical trial services	6,926	6,800	4,538	126	2%	2,262	50%
Product Sales	18,257	19,686	18,975	(1,429)	(7)%	711	4%
	$ 84,108	$ 85,813	$ 80,285	$ (1,705)	(2)%	$ 5,528	7%

Our Laboratory Services segment includes revenues from drugs-of-abuse testing services, clinical & other laboratory services and clinical trial services. Our revenues from drugs-of-abuse testing decreased 10% to $36.0 million in 2009 and increased 3% to $40.0 million in 2008. The decrease in 2009 was primarily a result of a 24% decline in revenues from our existing drug-of-abuse clients due to challenging economic conditions affecting hiring decisions, partially mitigated by a 14% increase in revenues from new drugs-of-abuse clients. We expect a continuing negative impact on revenues from our drugs-of-abuse clients in 2010 caused by the negative economic conditions affecting hiring. In 2008, new account revenues were strong, but were offset by an 11% decline in revenues from existing drugs-of-abuse clients due to challenging economic conditions. Pricing for our workplace drugs-of-abuse testing services tends to be fairly stable overall; however, the average price per testing specimen can vary slightly from quarter-to-quarter. Test price can vary by client based on the percentage of samples that test positive for drugs-of-abuse and the average number of samples per shipment.

Revenues from our clinical and other laboratory services increased 19% to $22.9 million and 7% to $19.3 million in 2009 and 2008, respectively. The improvement in 2009 and 2008 was primarily due to growth generated by our expanded clinical laboratory capabilities and diversification initiatives undertaken in 2008.

Revenues from clinical trial services increased 2% to $6.9 million and 50% to $6.8 million in 2009 and 2008, respectively. In 2009, clinical trial services revenues were impacted, especially during the fourth quarter, by a slow-down of projects and a deferral of work into 2010. Through the first three quarters of 2009, revenues from clinical trial services increased 27% over the prior year. In 2008, we experienced a significant increase in clinical trial services projects. Revenues from clinical trial services can fluctuate from quarter-to-quarter based on the project nature, size, and the actual timing of clinical trials as shown in the table below:

Revenues from clinical trial services:

(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues:				
2009	$ 2,315	$ 1,592	$ 2,000	$ 1,019
2008	1,260	1,463	1,935	2,142

Our Product Sales segment includes revenues from point-of-collection on site testing products (POCT), contract manufacturing services and other diagnostic products.

Sales of POCT products, which consist of the PROFILE®-II, PROFILE®-II A, PROFILE-II ER®, PROFILE®-III ER, PROFILE®-III, PROFILE®-III A, PROFILE®-IV, PROFILE®-V, VERDICT®-II and SURE-SCREEN® on-site test kits and other ancillary products for the detection of abused substances, decreased 8% to $16.4 million in 2009 and increased 7% to $17.8 million in 2008. The decrease in 2009 was due primarily to a 21% decline in revenues from device sales in the workplace market attributable to tough economic conditions affecting hiring decisions. Overall, pricing for our POCT devices in 2009 was slightly lower than the prior year. The increase in 2008 was primarily due to strong sales of SURE-SCREEN® devices in the government market as well as growth of our PROFILE® ER devices in the hospital market. The gain in sales in the government and hospital markets in 2008 was partially offset by an 8% decrease in revenues from device sales in the workplace market.

Sales of contract manufacturing services decreased 5% to $1.4 million in 2009 and increased 2% to $1.5 million in 2008. After an analysis of this product category in 2007, we concluded that it had diminishing opportunities for us, and we are phasing out contract manufacturing services. Based on the expected increased sales of higher-margin POCT products, we do not anticipate a significant impact on our results of operations from exiting this business.

Sales of other diagnostic products were flat at $0.4 million in 2009 compared to 2008. Sales of other diagnostic products decreased $0.5 million to $0.4 million in 2008 due to the phase-out of agricultural testing products in late 2007.

Cost of Revenues and Gross Margin

	Year Ended December 31						2009 vs 2008		2008 vs 2007	
(In thousands)	2009	% of Revenues	2008	% of Revenues	2007	% of Revenues	$ Change	% Change	$ Change	% Change
Cost of Revenues:										
Cost of Services	$ 45,432	69.0%*	$ 41,665	63.0%*	$ 36,731	59.9%*	$ 3,767	9%	$ 4,934	13%
Cost of Sales	7,781	42.6%**	7,822	39.7%**	7,198	37.9%**	(41)	(1)%	624	9%
	$ 53,213	63.3%	$ 49,487	57.7%	$ 43,929	54.7%	$ 3,726	8%	$ 5,558	13%

* Cost of services as a percentage of Laboratory Services revenues

** Cost of sales as a percentage of Product Sales revenues

Consolidated gross margin decreased to 36.7% of revenues in 2009, compared to 42.3% of revenues in 2008 and 45.3% of revenues in 2007.

Laboratory Services gross margin was 31.0% in 2009, down from 37.0% in 2008 and 40.1% in 2007. The decrease in 2009 was partly due to the drop in drugs-of-abuse testing revenues over a highly fixed cost structure. In 2009 and 2008, gross margins were impacted by higher costs associated with our clinical laboratory expansion.

Gross margin from Product Sales was 57.4% in 2009, down from 60.3% in 2008 and 62.1% in 2007. The decrease in 2009 reflects a shift in sales mix of POCT devices, with a decrease in sales of higher margin PROFILE® devices in the workplace market and an increase in sales of lower margin SURE-SCREEN® devices in the government market. In 2008, gross margin was impacted by a shift in sales mix of POCT devices, with slowed growth of higher margin PROFILE® ER devices in the hospital market and an increase in sales of lower margin SURE-SCREEN® devices in the government market.

Operating Expenses

(In thousands)	Year Ended December 31						2009 vs 2008		2008 vs 2007	
	2009	% of Revenues	2008	% of Revenues	2007	% of Revenues	$ Change	% Change	$ Change	% Change
Operating Expenses:										
Selling, general and administrative	$ 26,663	31.7%	$ 24,327	28.3%	$ 23,737	29.6%	$ 2,336	10%	$ 590	3%
Research and development	2,264	2.7%	2,352	2.7%	2,603	3.2%	(88)	(4)%	(251)	(10)%
	$ 28,927	34.4%	$ 26,679	31.1%	$ 26,340	32.8%	$ 2,248	8%	$ 339	1%

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $26.7 million, or 31.7% of revenues in 2009, compared to $24.3 million, or 28.3% of revenues in 2008 and $23.7 million, or 29.6% of revenues in 2007. Our increased spending in 2009 was due to an increase in sales and marketing expense and the reclassification of $525,000 from Other Income (Expense) which was determined to be more appropriately classified in SG&A expenses. The increase was also due to an increase in retirement plan obligation which corresponds to an increase in the related marketable equity securities held in trust to fund this obligation. The increase in retirement plan expense associated with the obligation was offset by a corresponding investment gain being recorded in Other Income (Expense). The higher spending in 2008 over 2007 reflects an increase in sales and marketing expense and depreciation expense, partially offset by decreased performance-based compensation.

Research and Development Expenses. Research and development expenses decreased 4% to $2.3 million and 10% to $2.4 million in 2009 and 2008, respectively. The decrease in 2009 was primarily due to decreased spending for on-going product development projects in our Product Sales segment. The lower spending in 2008 compared to 2007 was primarily due to the absence of costs incurred in 2007 related to the introduction of the MEDTOXScan® reader and other peripheral materials related to the reader.

Other Income (Expense)

Other income and expense consists primarily of interest expense, the net expenses associated with our building rental activities, and our investment gains/losses. Other income was $79,000 in 2009 compared to other expense of $1.0 million and $0.7 million in 2008 and 2007, respectively. The income in 2009 was due to the reclassification of $525,000 from Other Income (Expense) which was determined to be more appropriately classified in SG&A expenses, as well as an investment gain on our marketable equity securities held in trust. The increase in 2008 compared to 2007 was due primarily to an increase in the investment loss on our marketable equity securities held in trust.

Income Taxes

In 2009, we recorded $0.7 million in income tax expense, or an effective rate of 36.5%, compared to an effective rate of 35.6% in 2008 and 28.1% in 2007. The decrease in the effective rate in 2007 was primarily due to a $0.4 million tax benefit (including interest) from the favorable resolution of an examination by the North Carolina Department of Revenue of MEDTOX Diagnostics, Inc.

Liquidity and Capital Resources

Our working capital requirements have been funded primarily by profitable operations. Cash and cash equivalents were $4.2 million and $4.1 million at December 31, 2009 and 2008, respectively.

Net cash provided by operating activities was $5.8 million in 2009 compared to $12.3 million and $12.0 million in 2008 and 2007, respectively. The decrease in 2009 was primarily due to reduced operating results. The decrease in 2009 compared to 2008 was also due to an increase in our trade receivables related to the timing of sales and cash receipts.

Net cash used in investing activities, consisting primarily of capital expenditures, was $4.9 million in 2009 compared to $8.5 million and $9.0 million in 2008 and 2007, respectively. These expenditures consisted of equipment purchased and costs incurred to continue to improve efficiencies and reduce operating costs within our Laboratory Services and Product Sales businesses. The decrease in 2009 was due to the absence of costs incurred in 2008 and 2007 associated with the expansion of our regional clinical laboratory capabilities. In 2007, we also invested in instrumentation and capacity in our clinical trials services business.

We expect equipment and capital improvement expenditures to be between $4.5 million and $5.5 million in 2010, with increased investment in instrumentation and facility improvements in support of our regional clinical laboratory and workplace drugs-of-abuse business. Such expenditures are expected to be funded through cash provided by operating activities.

Net cash used in financing activities was $0.8 million in 2009, compared to $1.9 million and $2.0 million in 2008 and 2007, respectively. The decrease in 2009 was primarily due to a decrease in the repurchase of shares of our common stock. In 2009, we repurchased 60,644 shares of our common stock in the open market for a cost of $0.4 million. In 2008, we repurchased 63,140 shares of our common stock from officers of our Company for a cost of $1.0 million. In 2007, we repurchased 32,929 shares of our common stock in the open market and 33,774 shares of our common stock from an officer and director of our Company for a combined total cost of $1.1 million. The shares repurchased were placed in trust to fund our Long-Term Incentive Plan.

We are party to a credit security agreement (the "Wells Fargo Credit Agreement") with Wells Fargo Bank, National Association (the “Bank”). The Wells Fargo Credit Agreement, as amended, consists of a revolving line of credit ("Line of Credit") of up to $8.0 million bearing interest at a fluctuating rate of 2.25% above the daily three month LIBOR, as defined and calculated by the Bank.

Subject to certain conditions, the Wells Fargo Credit Agreement also provides for the issuance of letters of credit which, if drawn upon, would be deemed advances under the Line of Credit. We are required to pay a fee equal to 0.25% per annum on the average daily unused amount of the Line of Credit. We have granted the Bank a first priority security interest in all of the Company’s accounts receivable, other rights to payment, general intangibles, inventory, and equipment to secure all indebtedness of the Company to the Bank.

Extensions of credit under the Wells Fargo Credit Agreement are subject to certain conditions. The Wells Fargo Credit Agreement also requires us to comply with certain financial covenants, including maintaining, on a consolidated basis:

- Tangible Net Worth not less than $40,000,000 at any time, with "Tangible Net Worth" defined as the aggregate of total stockholders' equity plus subordinated debt less any intangible assets.

- Current Ratio not less than 1.3 to 1.0 at each month end, with "Current Ratio" defined as total current assets divided by total current liabilities.

- Total Liabilities divided by Tangible Net Worth not greater than 1.75 to 1.0 at any time, with "Total Liabilities" defined as the aggregate of current liabilities and non-current liabilities less subordinated debt, and with "Tangible Net Worth" as defined above.

- A Debt Service Coverage Ratio not less than 1.5 to 1.0 as of each fiscal quarter end, determined on a rolling four-quarter basis, with "Debt Service Coverage Ratio" defined as the aggregate of net income before non-cash tax expense plus depreciation expense and amortization expense, divided by the aggregate of the current maturity of long-term debt for the previous four fiscal quarters plus current capital lease obligations for the previous four fiscal quarters.

We are relying on expected positive cash flow from operations and our Line of Credit to fund our future working capital and asset purchases. At December 31, 2009, we had total borrowing capacity of $8.0 million on our Line of Credit. We did not have an outstanding balance on the Line of Credit at December 31, 2009.

In the short term, we believe that the aforementioned resources will be sufficient to fund our planned operations through 2010. While there can be no assurance that the available capital will be sufficient to fund our future operations beyond 2010, we believe that future profitable operations, as well as access to additional capital through debt or equity financings, will be the primary means for funding our operations for the long term.

We continue to follow a plan which includes (i) aggressively monitoring and controlling costs, (ii) increasing revenues from sales of our existing products and services, (iii) developing new products and services, as well as (iv) selectively pursuing synergistic acquisitions to increase our critical mass. However, there can be no assurance that costs can be controlled, revenues can be increased, financing may be obtained, acquisitions successfully consummated, or that we will be profitable.

Disclosures about Contractual Obligations and Commercial Commitments

The following table aggregates all contractual commitments and commercial obligations that affect the Company's financial condition and liquidity position at December 31, 2009:

	Payments Due by Period				
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	$ 304	$ 304	$ -	$ -	$ -
Operating leases	2,832	655	1,043	698	436
Total contractual obligations	$ 3,136	$ 959	$ 1,043	$ 698	$ 436

(1) Amounts include interest payments based upon contractual or prevailing interest rates.

The table above excludes our obligation for future payments to participants under our Supplemental Executive Retirement Plan of approximately $0.8 million at December 31, 2009 as the specific payment dates and amounts are unknown.

Off-Balance Sheet Transactions

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Impact of Inflation and Changing Prices

The impact of inflation and changing prices in our last three fiscal years has been primarily limited to salary, laboratory and operating supplies and rent increases and has historically not been material to our operations. In the future, we may not be able to increase the prices of laboratory testing by an amount sufficient to cover the cost of inflation, although we are responding to these concerns by offering the highest quality products and services, delivered rapidly, priced competitively and supported by value-added services for customers.

Seasonality

We believe that the laboratory testing business is subject to seasonal fluctuations in pre-employment screening. These seasonal fluctuations include reduced volume in the year-end holiday periods, and other major holidays. In addition, inclement weather may have a negative impact on volume thereby reducing net revenues and cash flow.

Impact of New Accounting Standards

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105-10, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles". This Statement modifies the Generally Accepted Accounting Principles (GAAP) hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB ASC, also known collectively as the "Codification," is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. We adopted this Statement effective July 1, 2009, and accordingly all accounting references have been updated and SFAS references have been replaced with ASC references.

In May 2009, the FASB issued ASC 855-10, "Subsequent Events". ASC 855-10 provides guidance on management's assessment of subsequent events and incorporates this guidance into accounting literature. ASC 855-10 is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of this Statement did not have an impact on our financial position or results of operations. Effective February 24, 2010, the FASB modified its guidance related to subsequent events and we have adopted the change. This guidance continues to require entities that file or furnish financial statements with the SEC to evaluate subsequent events through the date the financial statements are issued; however, this guidance removed the requirement for these entities to disclose the date through which events have been evaluated. The adoption of this guidance did not have an impact on our financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is the risk that we will incur losses due to adverse changes in interest rates or currency exchange rates and prices. Our primary market risk exposures are to changes in interest rates. During 2009, 2008, and 2007, we did not have sales denominated in foreign currencies nor did we have any subsidiaries located in foreign countries. As such, we are not exposed to market risk associated with currency exchange rates and prices.

At December 31, 2009 and 2008, we had approximately $0.3 million and $1.0 million, respectively, outstanding on a Term Note with Wells Fargo Bank bearing interest at a variable rate of 0.5% below the prime rate. We have cash flow exposure on our committed and uncommitted line of credit and long-term debt with Wells Fargo Bank due to its variable prime rate pricing. At December 31, 2009, a 1% change in the prime rate would increase or decrease interest expense or cash flows by less than $0.1 million.

We do not enter into derivative or other financial instruments or hedging transactions for trading or speculative purposes.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Reference is made to the consolidated financial statements, financial statement schedule, and notes thereto included later in this Annual Report on Form 10-K under Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls Procedures

As of the end of the period covered by this report, we conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information that is required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission's rules and forms.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited our internal control over financial reporting as of December 31, 2009, as stated in their attestation report included in Part IV, Item 15 of this Annual Report on Form 10-K.

Limitations on Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 9B. OTHER INFORMATION.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERANCE.

The information required by this Item is incorporated by reference from the section labeled *"Proposal 1 - Election of Directors"* that will appear in the Definitive Proxy Statement to be used in connection with the 2010 Annual Meeting of Stockholders of MEDTOX Scientific, Inc.

The Company has adopted the MEDTOX Scientific, Inc. Code of Ethics for senior financial and executive officers and directors ("Code of Ethics"). The Code of Ethics is available on the Company's website at www.medtox.com or at no charge to anyone who sends a request for a paper copy to: MEDTOX Scientific, Inc. 402 West County Road D, St. Paul, Minnesota, 55112. If the Company makes any substantive amendments to the Code of Ethics or grants any waiver, including any implicit waiver from a provision of the Code of Ethics to its directors or executive officers, the Company will disclose the nature of such amendments or waiver on its website at www.medtox.com or in a report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is incorporated by reference from the sections labeled *"Executive Compensation"* and *"Summary Compensation Table"* that will appear in the Definitive Proxy Statement to be used in connection with the 2010 Annual Meeting of Stockholders of MEDTOX Scientific, Inc.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is incorporated by reference from the sections labeled *"Common Stock Ownership of Certain Beneficial Owners and Management"* and *"Equity Compensation Plan Information"* that will appear in the Definitive Proxy Statement to be used in connection with the 2010 Annual Meeting of Stockholders of MEDTOX Scientific, Inc.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPEDENCE.

The information required by this Item is incorporated by reference from the section labeled *"Certain Relationships and Related Transactions"* that will appear in the Definitive Proxy Statement to be used in connection with the 2010 Annual Meeting of Stockholders of MEDTOX Scientific, Inc.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item is incorporated by reference from the section labeled *"Fees to Independent Registered Public Accounting Firm"* that will appear in the Definitive Proxy Statement to be used in connection with the 2010 Annual Meeting of Stockholders of MEDTOX Scientific, Inc.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

a. Financial Statements

b. Consolidated Financial Statements Schedule

All other financial statement schedules normally required under Regulation S-X are omitted as the required information is not applicable.

c. Exhibits

The exhibits included in the Report are set forth on the exhibit index and follow the signature page of this Annual Report on Form 10-K.

3.1 Bylaws of the Registrant, as amended. (Incorporated by reference to exhibit 3.1 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2007).

3.2 Restated Certificate of Incorporation, as amended. (Incorporated by reference to exhibit 3.2 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2005).

3.3 Amended Certificate of Designations of Preferred Stock (Series A Convertible Preferred Stock) of the Registrant, filed with the Delaware Secretary of State on January 29, 1996 (incorporated by reference to Exhibit 3.1 filed with the Registrant's report on Form 8-K dated January 30, 1996, Commission File No. 001-11394).

10.1 Second Amendment dated December 31, 1986 to Exclusive License Agreement amending and restating exclusive license granted by the Registrant to Disease Detection International, Inc. (incorporated by reference to Exhibit 10.25 filed with the Registration Statement on Form S-1 dated August 26, 1987, Commission File No. 33-15543).

10.2 Agreement regarding rights to "MEDTOX" name dated as of January 30, 1996 between the Registrant and Harry G. McCoy. (Incorporated by reference to Exhibit 10.38 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1995, Commission File No. 001-11394).

10.3 Registrant's Restated Equity Compensation Plan dated May 10, 2000. (Incorporated by reference to exhibit 10.46 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File No. 001-11394).**

10.4 Registration Rights Agreement dated July 31, 2000 among the Registrant, certain investors, and Miller, Johnson, & Kuehn, Inc. ("MJK"). (Incorporated by reference to exhibit 10.50 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File No. 001-11394).

10.5 Employment Agreement dated January 1, 2003, between the Registrant and Richard J. Braun. (Incorporated by reference to exhibit 10.59 filed with the Registrant's Report on Form 10-K for the year ended December 31, 2002, Commission File No. 001-11394).**

10.6 Amended and Restated Nova Building Lease dated November 1, 2003 by and between Powell Enterprises and MEDTOX Diagnostics, Inc. (Incorporated by reference to exhibit 10.23 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2003).

10.7 Credit Agreement between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated December 1, 2005. (Incorporated by reference to exhibit 10.1 filed with the Registrant's Report on Form 8-K dated December 6, 2005).

10.8 Revolving Line of Credit Note between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated December 1, 2005. (Incorporated by reference to exhibit 10.2 filed with the Registrant's Report on Form 8-K dated December 6, 2005).

10.9 Security Agreement: Equipment between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated December 1, 2005. (Incorporated by reference to exhibit 10.3 filed with the Registrant's Report on Form 8-K dated December 6, 2005).

10.10 Continuing Security Agreement: Rights to Payment and Inventory between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated December 1, 2005. (Incorporated by reference to exhibit 10.4 filed with the Registrant's Report on Form 8-K dated December 6, 2005).

10.11 Term Note between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated December 1, 2005. (Incorporated by reference to exhibit 10.5 filed with the Registrant's Report on Form 8-K dated December 6, 2005).

10.12 Agreement and Acknowledgment of Security Interest between Wells Fargo Bank, MEDTOX Diagnostics, Inc., and Powell Enterprises, Inc. dated December 1, 2005. (Incorporated by reference to exhibit 10.6 filed with the Registrant's Report on Form 8-K dated December 6, 2005).

10.13 Term Note between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated March 16, 2006. (Incorporated by reference to exhibit 10.23 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2005).

10.14 Continuing Guaranty between New Brighton Business Center, LLC and Wells Fargo Bank dated March 16, 2006. (Incorporated by reference to exhibit 10.24 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2005).

10.15 First Amendment to Credit Agreement between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated March 16, 2006. (Incorporated by reference to exhibit 10.25 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2005).

10.16 Negative Pledge Agreement between New Brighton Business Center, LLC and Wells Fargo Bank dated March 16, 2006. (Incorporated by reference to exhibit 10.26 filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2005).

10.17 Employment Agreement dated December 27, 2006, between the Registrant and B. Mitchell Owens. (Incorporated by reference to exhibit 10.1 filed with the Registrant's Report on Form 8-K dated January 4, 2007).**

10.18 Employment Agreement dated December 27, 2006, between the Registrant and Susan E. Puskas. (Incorporated by reference to exhibit 10.2 filed with the Registrant's Report on Form 8-K dated January 4, 2007).**

10.19 Employment Agreement dated December 27, 2006, between the Registrant and James A. Schoonover. (Incorporated by reference to exhibit 10.3 filed with the Registrant's Report on Form 8-K dated January 4, 2007).**

10.20 Employment Agreement dated December 27, 2006, between the Registrant and Kevin J. Wiersma. (Incorporated by reference to exhibit 10.4 filed with the Registrant's Report on Form 8-K dated January 4, 2007).**

10.21 Registrant's Executive Incentive Compensation Plan dated December 27, 2006, (Incorporated by reference to exhibit 10.5 filed with the Registrant's Report on Form 8-K dated January 4, 2007).**

10.22 Commercial Lease between MEDTOX Laboratories, Inc. and St. Paul Properties, Inc. dated July 28, 2000. (Incorporated by reference to exhibit 10.2 filed with the Registrant's Report on Form 8-K dated May 30, 2007).

10.23 Amendment to Lease between MEDTOX Laboratories, Inc. and St. Paul Properties, Inc. dated May 25, 2007. (Incorporated by reference to exhibit 10.1 filed with the Registrant's Report on Form 8-K dated May 30, 2007).

10.24 Second Amendment to Credit Agreement between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated July 31, 2007. (Incorporated by reference to exhibit 10.29 filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2007).

10.25 Third Amendment to Credit Agreement between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated October 25, 2007. (Incorporated by reference to exhibit 10.30 filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2007).

10.26 Registrant's Long-Term Incentive Plan as Amended and Restated dated December 31, 2007, (Incorporated by reference to exhibit 10.1 filed with the Registrant's Report on Form 8-K dated January 7, 2008).**

10.27 Registrant's Supplemental Executive Retirement Plan as Amended and Restated dated December 31, 2007, (Incorporated by reference to exhibit 10.2 filed with the Registrant's Report on Form 8-K dated January 7, 2008).**

10.28 Amendment to Employment Agreement, effective January 1, 2009, between the Registrant and B. Mitchell Owens. (Incorporated by reference to exhibit 10.5 filed with the Registrant's Report on Form 8-K dated December 23, 2008).**

10.29 Amendment to Employment Agreement, effective January 1, 2009, between the Registrant and Susan E. Puskas. (Incorporated by reference to exhibit 10.4 filed with the Registrant's Report on Form 8-K dated December 23, 2008).**

10.30 Amendment to Employment Agreement, effective January 1, 2009, between the Registrant and James A. Schoonover. (Incorporated by reference to exhibit 10.2 filed with the Registrant's Report on Form 8-K dated December 23, 2008).**

10.31 Amendment to Employment Agreement, effective January 1, 2009, between the Registrant and Kevin J. Wiersma. (Incorporated by reference to exhibit 10.3 filed with the Registrant's Report on Form 8-K dated December 23, 2008).**

10.32 Amendment to Employment Agreement, effective January 1, 2009, between the Registrant and Richard J. Braun. (Incorporated by reference to exhibit 10.1 filed with the Registrant's Report on Form 8-K dated December 23, 2008).**

10.33 Fourth Amendment to Credit Agreement between MEDTOX Scientific, Inc., MEDTOX Diagnostics, Inc., and MEDTOX Laboratories, Inc. and Wells Fargo Bank dated October 29, 2009. (Incorporated by reference to exhibit 10.1 filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2009).

10.34 Registrant's Supplemental Executive Retirement Plan as Amended and Restated dated January 1, 2010. (Incorporated by reference to exhibit 10.1 filed with the Registrant's Report on Form 8-K dated January 7, 2010).**

10.35 Target Financial Objectives for Fiscal Year 2009 under the Annual Incentive Plan and Long Term Incentive Plan. (Incorporated by reference to exhibit 10.1 filed with the Registrant's Report on Form 10-Q for the quarter ended March 31, 2009).**

10.36 Director Compensation for Fiscal Year 2010.*&**

21.1	Subsidiaries of Registrant*
23	Consent of Independent Registered Public Accounting Firm*
31.1	Section 302 Certification of Chief Executive Officer pursuant to the Sarbanes-Oxley Act of 2002.*
31.2	Section 302 Certification of Chief Financial Officer pursuant to the Sarbanes-Oxley Act of 2002.*
32.1	Section 906 Certification of Chief Executive Officer pursuant to the Sarbanes-Oxley Act of 2002.*
32.2	Section 906 Certification of Chief Financial Officer pursuant to the Sarbanes-Oxley Act of 2002.*

* Filed herewith

** Denotes a management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on the 10th of March, 2010.

MEDTOX Scientific, Inc.
Registrant

By: /s/ Richard J. Braun
Richard J. Braun
President, Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Richard J. Braun Richard J. Braun	President, Chief Executive Officer, and Chairman of the Board of Directors (Principal Executive Officer)	March 10, 2010
/s/ Kevin J. Wiersma Kevin J. Wiersma	Vice President and Chief Financial Officer (Principal Financial Officer)	March 10, 2010
/s/ Steven J. Schmidt Steven J. Schmidt	Vice President, Finance (Principal Accounting Officer)	March 10, 2010
/s/ Brian P. Johnson Brian P. Johnson	Director	March 10, 2010
/s/ Robert J. Marzec Robert J. Marzec	Director	March 10, 2010
/s/ Samuel C. Powell Samuel C. Powell, Ph.D.	Director	March 10, 2010
/s/ Robert A. Rudell Robert A. Rudell	Director	March 10, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MEDTOX Scientific, Inc.
St. Paul, Minnesota

We have audited the internal control over financial reporting of MEDTOX Scientific, Inc. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009, of the Company and our report dated March 10, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
March 10, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MEDTOX Scientific, Inc.
St. Paul, Minnesota

We have audited the accompanying consolidated balance sheets of MEDTOX Scientific, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15.b. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MEDTOX Scientific, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
March 10, 2010

MEDTOX SCIENTIFIC, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
(In thousands, except share and per share data)

	2009	2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,165	$ 4,069
Accounts receivable:		
Trade, less allowance for doubtful accounts ($529 in 2009 and $362 in 2008)	14,916	13,304
Other	1,257	778
Total accounts receivable	16,173	14,082
Inventories	3,593	3,900
Prepaid expenses and other	1,429	1,353
Deferred income taxes	3,603	3,612
Total current assets	28,963	27,016
BUILDING, EQUIPMENT AND IMPROVEMENTS, net	29,509	29,204
GOODWILL	15,967	15,967
OTHER INTANGIBLE ASSETS, net	273	400
OTHER ASSETS	1,405	939
TOTAL ASSETS	$ 76,117	$ 73,526
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 4,143	$ 3,712
Accrued expenses	4,670	5,235
Current portion of long-term debt	302	677
Total current liabilities	9,115	9,624
LONG-TERM DEBT, net of current portion	-	302
OTHER LONG-TERM LIABILITIES	3,224	2,057
DEFERRED INCOME TAXES, net	2,346	1,078
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $1.00 par value; authorized shares, 50,000; none issued and outstanding	-	-
Common stock, $0.15 par value; authorized shares, 28,000,000; issued shares, 8,675,510 in 2009 and 8,563,087 in 2008	1,301	1,284
Additional paid-in capital	88,078	88,017
Accumulated deficit	(22,923)	(24,222)
Common stock held in trust, at cost, 367,911 shares in 2009 and 307,267 shares in 2008	(4,024)	(3,614)
Treasury stock, at cost, 103,431 shares in 2009 and 2008	(1,000)	(1,000)
Total stockholders' equity	61,432	60,465
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 76,117	$ 73,526

See notes to consolidated financial statements.

MEDTOX SCIENTIFIC, INC.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007
(In thousands, except share and per share data)

	2009	2008	2007
REVENUES:			
Laboratory services:			
Drugs-of-abuse testing services	$ 36,040	$ 40,021	$ 38,673
Clinical & other laboratory services	22,885	19,306	18,099
Clinical trial services	6,926	6,800	4,538
Product sales	18,257	19,686	18,975
	84,108	85,813	80,285
COST OF REVENUES:			
Cost of services	45,432	41,665	36,731
Cost of sales	7,781	7,822	7,198
	53,213	49,487	43,929
GROSS PROFIT	30,895	36,326	36,356
OPERATING EXPENSES:			
Selling, general and administrative	26,663	24,327	23,737
Research and development	2,264	2,352	2,603
	28,927	26,679	26,340
INCOME FROM OPERATIONS	1,968	9,647	10,016
OTHER INCOME (EXPENSE):			
Interest expense	(17)	(77)	(180)
Other income (expense)	96	(914)	(527)
	79	(991)	(707)
INCOME BEFORE INCOME TAX EXPENSE	2,047	8,656	9,309
INCOME TAX EXPENSE	(748)	(3,084)	(2,619)
NET INCOME	$ 1,299	$ 5,572	$ 6,690
BASIC EARNINGS PER COMMON SHARE	$ 0.15	$ 0.66	$ 0.80
WEIGHTED AVERAGE NUMBER OF BASIC SHARES OUTSTANDING	8,536,768	8,455,092	8,322,092
DILUTED EARNINGS PER COMMON SHARE	$ 0.15	$ 0.62	$ 0.75
WEIGHTED AVERAGE NUMBER OF DILUTED SHARES OUTSTANDING	8,788,663	8,938,213	8,907,320

See notes to consolidated financial statements.

MEDTOX SCIENTIFIC, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007
(In thousands, except share data)

	Common Stock		Additional		Common		
	Shares	Par Value	Paid-in Capital	Accumulated Deficit	Stock Held in Trust	Treasury Stock	Total
BALANCE AT DECEMBER 31, 2006	8,213,842	$ 1,232	$ 85,683	$ (36,484)	$ (1,487)	$ (1,000)	$ 47,944
Exercise of stock options	340,063	51	383				434
Traded shares for payment of taxes	(15,624)	(2)	(224)				(226)
Share-based compensation			65				65
Purchase of common stock for incentive plan					(1,124)		(1,124)
Tax benefit related to stock-based compensation plans			1,873				1,873
Net income				6,690			6,690
BALANCE AT DECEMBER 31, 2007	8,538,281	$ 1,281	$ 87,780	$ (29,794)	$ (2,611)	$ (1,000)	$ 55,656
Exercise of stock options	24,713	3	8				11
Traded shares for payment of taxes			(225)				(225)
Share-based compensation			13				13
Purchase of common stock for incentive plan					(1,003)		(1,003)
Tax benefit related to stock-based compensation plans			441				441
Share exchange	93						
Net income				5,572			5,572
BALANCE AT DECEMBER 31, 2008	8,563,087	$ 1,284	$ 88,017	$ (24,222)	$ (3,614)	$ (1,000)	$ 60,465
Exercise of stock options	114,302	17	328				345
Traded shares for payment of taxes	(1,879)		(72)				(72)
Share-based compensation			5				5
Purchase of common stock for incentive plan					(410)		(410)
Tax expense related to stock-based compensation plans			(200)				10
Net income				1,299			1,299
BALANCE AT DECEMBER 31, 2009	8,675,510	$ 1,301	$ 88,078	$ (22,923)	$ (4,024)	$ (1,000)	$ 61,432

See notes to consolidated financial statements.

MEDTOX SCIENTIFIC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007
(In thousands)

	2009	2008	2007
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:			
Net income	$ 1,299	$ 5,572	$ 6,690
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,437	4,838	4,031
Provision for losses on accounts receivable	640	544	377
Loss on sale of equipment	14	7	41
Deferred and stock-based compensation	1,172	390	764
Deferred income taxes	748	2,725	2,933
Changes in operating assets and liabilities:			
Accounts receivable	(2,731)	(816)	(3,120)
Inventories	307	10	(372)
Prepaid expenses and other current assets	(76)	(171)	132
Other assets	(466)	(397)	(171)
Accounts payable and accrued expenses	(833)	(451)	657
Other	329	-	-
Net cash provided by operating activities	5,840	12,251	11,962
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Purchase of building, equipment and improvements	(4,930)	(8,508)	(8,995)
Net cash used in investing activities	(4,930)	(8,508)	(8,995)
CASH FLOWS USED IN FINANCING ACTIVITIES:			
Principal payments on long-term debt	(677)	(677)	(1,076)
Principal payments on capital leases	-	-	(16)
Purchase of common stock for incentive plan	(410)	(1,003)	(1,124)
Net proceeds from the exercise of stock options	345	11	434
Payment of taxes from traded shares	(72)	(225)	(226)
Net cash used in financing activities	(814)	(1,894)	(2,008)
INCREASE IN CASH AND CASH EQUIVALENTS	96	1,849	959
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,069	2,220	1,261
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,165	$ 4,069	$ 2,220
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 19	$ 84	$ 190
Income taxes	49	405	688
Supplemental noncash activities:			
Asset additions and related obligations in payables	$ 1,239	$ 541	$ 2,099

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company – The consolidated financial statements include the accounts of MEDTOX Scientific, Inc. and its wholly-owned subsidiaries: MEDTOX Laboratories, Inc. (MEDTOX Laboratories), MEDTOX Diagnostics, Inc. (MEDTOX Diagnostics) and New Brighton Business Center, LLC (NBBC) (collectively referred to as the "Company").

MEDTOX Laboratories provides drugs-of-abuse testing services; clinical & other laboratory services, which include clinical toxicology, clinical testing for occupational health clinics, clinical testing for physician offices, pediatric lead testing, heavy metals analyses, courier delivery, and medical surveillance; and clinical trial services which include central laboratory services, assay development, bio-analytical, bio-equivalence and pharmacokinetic testing.

MEDTOX Diagnostics is engaged in the research, development and sale of products based upon enzyme immunoassay technology for the detection of antibiotic residues, mycotoxins, drugs-of-abuse and other hazardous substances as well as distribution of agridiagnostic and food safety testing products.

NBBC conducts the Company's building rental activities that are not related to the Company's operations. The operations of NBBC are shown in the statements of operations as "other expense".

All significant intercompany transactions and balances have been eliminated.

Use of Estimates - The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates include the valuation of accounts receivable, inventories, goodwill and other intangible assets, deferred income taxes and the recorded amounts for certain accruals. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash equivalents include highly liquid investments with original maturities of three months or less from the date of purchase.

Trade Accounts Receivable – Sales are made to local and national customers including corporations, clinical laboratories, government agencies, medical professionals, law enforcement agencies and health care facilities. The Company extends credit based on an evaluation of the customer's financial condition, and receivables are generally unsecured. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable. In addition, some of the Company's Laboratory Services revenues for certain types of tests are billed to third-party payers including insurance companies, state Medicaid and Medicare agencies. These payers pay for such services at established amounts, which are typically lower than gross amounts billed by the Company. The Company estimates a discount on the billings for these tests, and recognizes revenues and related accounts receivable at a net amount after discount in order to state revenues and accounts receivable at the amount expected to be paid.

Inventories - Inventories are valued at the lower of cost (first-in, first-out method) or market.

Equipment and Improvements – Equipment and improvements are stated at cost. Provisions for depreciation have been computed using the straight-line method to amortize the cost of depreciable assets over their estimated useful lives as follows:

Furniture and equipment: 3 – 10 years
Building and improvements: 10 – 39 years
Leasehold improvements: lesser of 10 years or life of lease

Goodwill and Other Intangible Assets – The Company reviews goodwill and indefinite-lived intangible assets for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for goodwill and other intangible assets in the fourth quarter of each year after the Company's annual forecasting process. No impairments were indicated as a result of the annual impairment reviews for goodwill and other intangible assets in 2009, 2008 or 2007. In assessing the recoverability of goodwill and other intangible assets, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets. If these estimates or related projections change in the future, the Company may be required to record impairment charges for these assets.

Goodwill and other intangible assets are allocated to the Company's reporting units, which are either the operating segment or one reporting level below the operating segment. The Company compares the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, impairment is indicated to the extent that the fair value of the goodwill and other intangible assets within the reporting unit is less than their carrying value. If the carrying amount of the goodwill and other intangible assets exceeds their fair value, an impairment loss is recognized. Fair values for the reporting units and other intangible assets are determined based on discounted cash flows.

Amortizable intangible assets consist of customer lists, technology, patents and trademarks and are amortized on a straight-line or accelerated basis based upon estimated useful or contractual lives, ranging from 5 to 20 years.

Revenue Recognition - Revenues from Laboratory Services are recognized as earned at such time as the Company has completed services. The Company's services are considered to be complete when it has performed the applicable laboratory testing services and the results have been sent to the Company's customers or posted to the Company's secure website.

Some of our Laboratory Services revenues for certain types of tests are billed to third-party payers including insurance companies, state Medicaid and Medicare agencies. These payers pay for such services at established amounts, which are typically lower than gross amounts billed by us. However, the tests are sometimes billed directly to patients or other parties and paid at the gross amount billed for these tests. In addition, billings for the tests are occasionally re-billed to alternative payers in situations where incorrect billing information was submitted to us by the customer. Historically, the amounts of such incorrect billings have not been material. We estimate a discount on the billings for these tests and recognize revenues and related accounts receivable at a net amount, after discount, in order to state revenues and accounts receivable at the amount expected to be paid. While we believe that estimated discounts and the related net revenues and net accounts receivable from these testing services are materially correct, there can be differences in amounts ultimately paid compared to estimated amounts. These differences are recorded upon payment and may affect previously recorded amounts. We consider contracted rates with payers and historical discounts when estimating future discounts on a monthly basis.

Revenues from Product Sales are recognized FOB shipping point net of an allowance for estimated returns. When shipment occurs, the sales price is fixed and determinable, and collection of the resulting receivable is reasonably assured.

Freight charges to customers are included in product sales and freight costs are included in cost of sales.

Research and Development – Research and development expenditures are charged to expense as incurred.

Income Taxes – The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company recognizes in its financial statements the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

Share-Based Compensation – The Company recognizes compensation expense related to the cost of employee services received in exchange for Company equity interests over the award's vesting period based on the award's fair value at the date of grant.

Earnings per Common Share – Basic earnings per common share equals net earnings divided by the weighted average common shares outstanding during the period. Diluted earnings per common share equals net earnings divided by the sum of weighted average common shares outstanding during the period plus common stock equivalents. Common stock equivalents are shares assumed to be issued if outstanding stock options or warrants were exercised. Common stock equivalents that are anti-dilutive are excluded from net earnings per common share.

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are considered to be representative of their respective fair values due to their short-term nature. The carrying amount of our long-term debt approximated fair value at December 31, 2009 and 2008. The fair value of the Company's debt was estimated using interest rates that are representative of debt with similar terms and maturities.

Concentrations of Credit Risk – Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's clients as well as their dispersion across many different geographic regions. The Company had no customers that accounted for more than 10% of consolidated revenues in 2009, 2008, or 2007 or accounts receivable at December 31, 2009 or 2008.

Comprehensive Income – Comprehensive income is a measure of all non-owner changes in shareholders' equity and includes such items as net income, certain foreign currency translation items, minimum pension liability adjustments, and changes in the value of available-for-sale securities. In 2009, 2008, and 2007, comprehensive income for the Company was equal to net income as reported.

New Accounting Standards – In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105-10, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles". This Statement modifies the Generally Accepted Accounting Principles (GAAP) hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB ASC, also known collectively as the "Codification," is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and

Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. The Company adopted this Statement effective July 1, 2009 and accordingly all accounting references have been updated and SFAS references have been replaced with ASC references.

In May 2009, the FASB issued ASC 855-10, "Subsequent Events". ASC 855-10 provides guidance on management's assessment of subsequent events and incorporates this guidance into accounting literature. ASC 855-10 is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of this Statement did not have an impact on our financial position or results of operations. Effective February 24, 2010, the FASB modified its guidance related to subsequent events and the Company has adopted the change. This guidance continues to require entities that file or furnish financial statements with the SEC to evaluate subsequent events through the date the financial statements are issued; however, this guidance removed the requirement for these entities to disclose the date through which events have been evaluated. The adoption of this guidance did not have an effect on the results of operations or financial position of the Company.

2. SEGMENTS

The Company has two reportable segments: Laboratory Services and Product Sales. The Laboratory Services segment consists of MEDTOX Laboratories and NBBC. Services provided include drugs-of-abuse testing services; clinical & other laboratory services, which include clinical toxicology, clinical testing for occupational health clinics, clinical testing for physician offices, pediatric lead testing, heavy metals analyses, courier delivery, and medical surveillance; and clinical trial services which include central laboratory services, assay development, bio-analytical, bio-equivalence and pharmacokinetic testing. The Product Sales segment, which includes POCT (point-of-collection testing) disposable diagnostic devices, consists of MEDTOX Diagnostics, Inc. Products manufactured include easy to use, inexpensive, on-site drug tests such as PROFILE®-II, PROFILE®-II A, PROFILE®-III, PROFILE®-III A, PROFILE-II ER®, PROFILE®-III ER, PROFILE®-IV, PROFILE®-V, MEDTOXScan®, VERDICT®-II and SURE-SCREEN®, in addition to a variety of other diagnostic tests for the detection of alcohol. MEDTOX Diagnostics also provides contract manufacturing services in its Food and Drug Administration (FDA) registered/ISO 13845 certified facility.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately as each business requires different products, services and marketing strategies.

In evaluating financial performance, management focuses on income from operations as a segment's measure of profit or loss. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1).

The following is a summary of certain segment information for the years ended December 31:

(In thousands)	2009	2008	2007
Laboratory Services:			
Revenues	$ 65,851	$ 66,127	$ 61,310
Depreciation and amortization	4,744	4,211	3,458
Income (loss) from operations	(1,037)	5,364	6,387
Segment assets	60,630	59,812	56,430
Capital expenditures for segment assets	4,561	7,322	7,951

	2009	2008	2007
Product Sales:			
Revenues	$ 18,257	$ 19,686	$ 18,975
Depreciation and amortization	693	627	573
Income from operations	3,005	4,283	3,629
Segment assets	11,884	10,102	8,701
Capital expenditures for segment assets	369	1,186	1,044
Corporate (unallocated):			
Other income (expense)	$ 79	$ (991)	$ (707)
Net deferred tax assets	3,603	3,612	4,818
Company:			
Revenues	$ 84,108	$ 85,813	$ 80,285
Depreciation and amortization	5,437	4,838	4,031
Income from operations	1,968	9,647	10,016
Other income (expense)	79	(991)	(707)
Income before income taxes	2,047	8,656	9,309
Total assets	76,117	73,526	69,949
Capital expenditures for assets	4,930	8,508	8,995

The following is a summary of revenues from external customers for each group of products and services provided within the Product Sales segment for the years ended December 31:

(In thousands)

	2009	2008	2007
POC on-site testing products	$ 16,431	$ 17,787	$ 16,632
Contract manufacturing services	1,391	1,469	1,437
Other diagnostic products	435	430	906
	$ 18,257	$ 19,686	$ 18,975

3. INVENTORIES

Inventories consisted of the following at December 31:

(In thousands)	2009	2008
Raw materials	$ 653	$ 958
Work in process	400	358
Finished goods	360	418
Supplies, including off-site inventory	2,180	2,166
	$ 3,593	$ 3,900

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets, resulting primarily from acquisitions, include the value assigned to customer lists, trademarks and goodwill. Amortizable intangible assets are amortized on a straight-line or accelerated basis based upon their estimated useful lives.

The entire amount of goodwill is included in the Laboratory Services segment, which is tested annually for impairment during the fourth quarter after the Company's annual forecasting process. No goodwill impairment was recognized in 2009, 2008 or 2007. There were no other changes in the carrying amount of goodwill in 2009, 2008 or 2007.

The components of other intangible assets were as follows at December 31:

(In thousands)		2009			2008		
	Weighted average useful life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:							
Customer lists	11.1 years	2,416	(2,188)	228	2,671	(2,323)	348
Trademarks and other	13.7 years	87	(42)	45	87	(35)	52
Total	11.2 years	$ 2,503	$ (2,230)	$ 273	$ 2,758	$ (2,358)	$ 400

Amortization expense for amortizable intangible assets was approximately $127,000, $215,000 and $290,000 during 2009, 2008 and 2007, respectively. Future amortization expense for amortizable intangible assets is estimated to be as follows for the years ending December 31:

(In thousands)	
2010	$ 75
2011	48
2012	21
2013	19
2014	15
2015 and thereafter	95
	$ 273

5. BUILDING, EQUIPMENT AND IMPROVEMENTS

Building, equipment and improvements consisted of the following at December 31:

(In thousands)	2009	2008
Furniture and equipment	$ 35,107	$ 30,798
Building and improvements	8,490	8,490
Leasehold improvements	7,523	7,212
	51,120	46,500
Less accumulated depreciation	(21,611)	(17,296)
	$ 29,509	$ 29,204

Depreciation expense was approximately $5.3 million, $4.6 million and $3.7 million during 2009, 2008 and 2007, respectively.

6. ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31:

(In thousands)	2009	2008
Accrued clinic fees	$ 1,300	$ 1,573
Accrued bonus	-	415
Accrued salaries, wages and commissions	1,571	1,266
Accrued health insurance	337	581
Other accrued expenses	1,462	1,400
	$ 4,670	$ 5,235

7. DEBT

Long-term debt consisted of the following at December 31:

(In thousands)	2009	2008
Term loan, due April 2011, 2.75% at December 31, 2009	$ 302	$ 979
Less current portion	(302)	(677)
	$ -	$ 302

Wells Fargo Credit Agreement – The Company is party to a credit security agreement (the "Wells Fargo Credit Agreement") with Wells Fargo Bank, National Association (the "Bank"). The Wells Fargo Credit Agreement, as amended, consists of a revolving line of credit ("Line of Credit") of up to $8.0 million bearing interest at a fluctuating rate of 2.25% above the daily three month LIBOR, as defined and calculated by the Bank.

Subject to certain conditions, the Wells Fargo Credit Agreement also provides for the issuance of letters of credit which, if drawn upon, would be deemed advances under the Line of Credit. We are required to pay a fee equal to 0.25% per annum on the average daily unused amount of the Line of Credit. We have granted the Bank a first priority security interest in all of the Company's accounts receivable, other rights to payment, general intangibles, inventory, and equipment to secure all indebtedness of the Company to the Bank.

Extensions of credit under the Wells Fargo Credit Agreement are subject to certain conditions. The Wells Fargo Credit Agreement also requires us to comply with certain financial covenants, including maintaining, on a consolidated basis:

- Tangible Net Worth not less than $40,000,000 at any time, with "Tangible Net Worth" defined as the aggregate of total stockholders' equity plus subordinated debt less any intangible assets.

- Current Ratio not less than 1.3 to 1.0 at each month end, with "Current Ratio" defined as total current assets divided by total current liabilities.

- Total Liabilities divided by Tangible Net Worth not greater than 1.75 to 1.0 at any time, with "Total Liabilities" defined as the aggregate of current liabilities and non-current liabilities less subordinated debt, and with "Tangible Net Worth" as defined above.

- A Debt Service Coverage Ratio not less than 1.5 to 1.0 as of each fiscal quarter end, determined on a rolling four-quarter basis, with "Debt Service Coverage Ratio" defined as the aggregate of net income before non-cash tax expense plus depreciation expense and amortization expense, divided by the aggregate of the current maturity of long-term debt for the previous four fiscal quarters plus current capital lease obligations for the previous four fiscal quarters.

The Company did not have any borrowings during 2009 under its revolving line of credit. The weighted average interest rate on borrowings outstanding during the year under the revolving line of credit was 4.9% and 7.8% during 2008, and 2007, respectively.

Term Loan – The Company has a Term Note (the "Note") with the Bank for $3.4 million of which $0.3 million was outstanding at December 31, 2009. The Note requires payment over a five year term in monthly installments of approximately $56,000 plus interest, commencing May 2006. Interest is calculated at either (i) a variable rate of 0.5% below the prime rate or (ii) a fixed rate of 1.9% above LIBOR in effect on the first day of the applicable fixed rate term.

8. STOCK BASED-COMPENSATION

The Company has adopted stock-based compensation plans to provide incentives to eligible employees, officers and directors in the form of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, performance shares and other stock-based awards. All of the Company's stock-based compensation plans expired in 2003, and no options or awards are available for future grant, except as inducement grants to new employees of the Company.

The Company recorded approximately $5,000, $13,000 and $65,000 in total share-based compensation expense for stock options and stock awards in 2009, 2008, and 2007, respectively.

Stock Options - The Compensation Committee of the Board of Directors determines the exercise price (not to be less than the fair market value of the underlying stock) of stock options at the date of grant. Options generally become exercisable in installments over a period of one to five years and expire ten years from the date of grant. The Company estimated the fair value of its stock options using the Black-Scholes option-pricing model. There were no options granted during 2009, 2008 or 2007.

The following table summarizes the stock option transactions for 2009:

	Number of Shares Underlying Options	Weighted -Average Exercise Price of Options	Weighted-Average Remaining Contractual Life of Options	Aggregate Intrinsic Value of Options (In thousands)
Outstanding at December 31, 2008	714,067	$ 4.49		
Granted	-	-		
Exercised	(138,849)	$ 3.58		
Forfeited/cancelled	-	-		
Outstanding, vested and exercisable at December 31, 2009	575,218	$ 4.70	2.52	$ 1,752

The aggregate intrinsic value of options outstanding at December 31, 2009, is calculated as the difference between the market price of the Company's common stock at December 31, 2009, and the exercise price of the underlying options, multiplied by the number of in-the-money options. The total intrinsic value of options exercised was approximately $546,000, $615,000 and $6,056,000 in 2009,

2008, and 2007, respectively. Cash received from option exercises was approximately $345,000, $11,000, and $434,000, in 2009, 2008, and 2007, respectively.

Stock Awards - Stock awards are issued to certain key employees and directors of the Company as an incentive for the performance of future services that will contribute materially to the successful operation of the Company. Owners of stock awards have the rights of shareowners, including the right to vote. Stock awards are awarded with a fixed restriction period of three to five years. The market value of the awards on the date of the grant was recorded as deferred stock-based compensation and additional paid-in capital.

Compensation is charged to operations on a straight-line basis over the restriction periods and amounted to approximately $5,000, $13,000 and $64,000, in 2009, 2008, and 2007, respectively.

A summary of the status of the Company's non-vested stock awards at December 31, 2009 and changes during 2008 is presented below:

	Stock Award Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2008	5,000	$ 7.18
Granted	-	-
Vested	(5,000)	$ 7.18
Forfeited	-	-
Outstanding and expected to vest at December 31, 2009	-	-

The total fair value of stock awards vested was approximately $45,000, $844,000, and $1,091,000 in 2009, 2008, and 2007, respectively.

9. STOCKHOLDERS' EQUITY

Long-Term Incentive Plan - In 2009, 2008 and 2007, the Company repurchased 60,644, 63,140 and 66,703 shares of the Company's common stock, respectively, at a cost of $410,000, $1,003,000 and $1,124,000, respectively. The shares repurchased were placed in trust to fund the Long-Term Incentive Plan.

At December 31, 2009, 575,218 shares of common stock were reserved for future issuances related to the exercise of stock options previously granted under the stock option plans discussed in Note 8.

10. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per common share for the years ended December 31:

(In thousands, except share and per share data)	2009	2008	2007
Net income (A)	$ 1,299	$ 5,572	$ 6,690
Weighted average number of basic common shares outstanding (B)	8,536,768	8,455,092	8,322,092
Dilutive effect of stock options computed based on the treasury stock method using average market price	251,895	483,121	585,228
Weighted average number of diluted common shares outstanding (C)	8,788,663	8,938,213	8,907,320
Basic earnings per common share (A/B)	$ 0.15	$ 0.66	$ 0.80
Diluted earnings per common share (A/C)	$ 0.15	$ 0.62	$ 0.75

11. INCOME TAXES

Income tax expense was as follows for the years ended December 31:

(In thousands)	2009	2008	2007
Current:			
Federal	$ (298)	$ 341	$ 339
State and local	(22)	25	(360)
Deferred	1,068	2,718	2,640
	$ 748	$ 3,084	$ 2,619

Following is a reconciliation of federal income tax at the statutory rate of 34% to the actual income taxes provided for the years ended December 31:

(In thousands)	2009	2008	2007
Computed expected federal income tax expense (benefit)	$ 696	$ 2,943	$ 3,165
State tax, net of federal effect	52	216	233
Additional net operating loss carryforwards	-	-	(141)
Settlement of state examination	-	-	(384)
Other, net	-	(75)	(254)
	$ 748	$ 3,084	$ 2,619

In 2007, the Company recorded a $141,000 tax benefit from additional net operating loss carryforwards determined to be available to the Company.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred assets (liabilities) were as follows at December 31:

(In thousands)	2009	2008
Deferred income tax assets:		
Accounts receivable allowances	$ 298	$ 444
Inventories	133	159
Accrued expenses	430	557
Research and experimental credit carryforwards	602	537
Federal alternative minimum tax credit carryforwards	106	441
Net operating loss carryforwards	3,086	2,666
Other	1,165	751
Total deferred tax assets	5,820	5,555
Deferred income tax liabilities:		
Building, equipment and improvements	(999)	(188)
Goodwill and other intangible assets	(3,564)	(2,833)
Total deferred tax liabilities	(4,563)	(3,021)
Net deferred tax assets	$ 1,257	$ 2,534

At December 31, 2009, the Company had federal net operating loss carryforwards (NOLs) of approximately $9.0 million, which are available to offset future taxable income. The Company's federal NOLs expire in varying amounts each year from 2018 through 2028 in accordance with applicable federal tax regulations and the timing of when the NOLs were incurred. Section 382 of the Internal Revenue Code restricts the annual utilization of certain NOLs incurred prior to a change in ownership. However, such limitation is not expected to impair the realization of these NOLs. In the future, subsequent revisions to the estimated net realizable value of these deferred tax assets could cause the provision for income taxes to vary significantly from period to period, although the Company's cash payments would remain unaffected until the benefit of the NOLs is completely utilized or expires unused.

In 2009, the Company utilized $200,000 of deferred tax assets associated with restricted stock and stock options and recorded a corresponding reduction to additional paid-in capital in stockholder's equity in the accompanying consolidated balance sheet. In 2008, income tax benefits attributable to share-based compensation of approximately $441,000 were allocated as an increase to additional paid-in capital.

In 2007, the Company decreased its unrecognized tax benefits by $331,000 due to the tax benefit from the favorable resolution of the North Carolina Department of Revenue examination of MEDTOX Diagnostics, Inc. The decrease was recorded as a benefit to income tax expense. The Company does not have any unrecognized tax benefits at December 31, 2009 or 2008.

The tax years 2003-2008 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company records income tax related interest expense, interest income and penalties in income tax expense in its Consolidated Statements of Income. The Company did not have any accrued interest related to uncertain tax positions at December 31, 2009 or 2008.

12. EMPLOYEE BENEFIT PLANS

Retirement Savings Plan - The Company has a defined contribution benefit plan that covers substantially all employees who meet certain age and length of service requirements. Contributions to the plan are at the discretion of the Company's Board of Directors. The 401(k) expense was approximately $316,000, $222,000 and $125,000 in 2009, 2008 and 2007, respectively.

Long-Term Incentive Plan (LTIP) - The Company adopted the LTIP to provide performance-based compensation to selected officers of the Company and compensation to non-employee members of the Board of Directors. Under the LTIP, an officer becomes eligible for an annual long-term incentive contribution amount based upon performance objectives established by the Compensation Committee of the Board of Directors. A non-employee director receives 50% of his or her annual retainer in the form of an annual LTIP contribution. Annual contribution amounts for both officers and directors are subject to three to five year restriction periods with a risk of forfeiture if a participant terminates service prior to becoming vested. Participants may elect to allocate LTIP awards in investment options authorized by the Committee, including shares of the Company's common stock.

The Compensation Committee determined the total 2009, 2008 and 2007 contribution amounts to be $410,000, $1,070,000 and $1,124,000, respectively, allocated among all participants. To fund the 2009 and 2007 contribution amounts, the Company purchased 60,644 and 66,703 shares, respectively, of its own stock, which were contributed to a grantor trust. To fund the 2008 contribution amount, the Company purchased $1,003,000 or 63,140 shares of its own stock and $67,000 of money market funds, which were contributed to a grantor trust. The acquired stock was recorded at historical cost and classified as common stock held in trust in stockholders' equity in the accompanying consolidated balance sheet. In 2008, the purchase of the money market funds was recorded in other assets in the accompanying consolidated balance sheet. The Company records compensation expense on a straight-line basis over the three to five year vesting periods, which is recorded as a deferred compensation obligation in other long-term liabilities in the accompanying consolidated balance sheet. The Company recorded approximately $714,000, $553,000 and $513,000 of compensation expense (recorded in selling, general and administrative expenses) in 2009, 2008 and 2007, respectively, in conjunction with the LTIP.

Supplemental Executive Retirement Plan (SERP) – The Company adopted the SERP, which provides supplemental retirement benefits and allows deferral of a portion of base salary and performance based short-term bonuses for selected officers of the Company. The annual supplemental retirement contribution amount to which an officer is entitled for a plan year is a discretionary amount determined by the Compensation Committee of the Board of Directors. Under the SERP, supplemental retirement benefit contribution amounts vest over one to three year periods.

The Compensation Committee determined the 2009, 2008 and 2007 contribution amounts to be $235,000, $242,000 and $225,000, respectively, allocated among all participants. The plan participants elected to allocate their contribution amounts for all years into investment options consisting of various marketable equity securities. The deferred compensation was recorded as a marketable equity security in other assets in the accompanying consolidated balance sheet. The Company recorded compensation expense (recorded in selling, general and administrative expenses) of $159,000, $81,000 and $225,000 in 2009, 2008 and 2007, respectively, which was classified as a deferred compensation obligation in other long-term liabilities in the accompanying consolidated balance sheet. The deferred compensation liability was increased $294,000 in 2009 with a corresponding charge to compensation expense, to reflect the change in the fair value of the amount owed to the participant. The fair value of the marketable equity security also increased $294,000 in 2009 to reflect the investment earnings (recorded in other expense). In 2008 and 2007, the deferred compensation liability was reduced $257,000 and $39,000, respectively, with a corresponding credit to compensation expense, to reflect the change in the fair value of the amount owed to the participant. The fair value of the marketable equity security also decreased approximately $257,000 and $39,000 in 2008 and 2007, respectively, to reflect the investment loss.

13. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office and research facilities from a director under a fixed term operating lease. Rental payments to the director were approximately $349,000, $779,000, and $424,000 during 2009, 2008, and 2007, respectively. In January 2008, the Company prepaid approximately $430,000 of the lease agreement for the office and research facilities leased from the director, which is included in the 2008 rental payment.

The Company leases other offices and facilities and office equipment under certain operating leases, which expire on various dates through March 2016. Under the terms of the facility leases, a pro rata share of the facilities' operating expenses and real estate taxes are charged as additional rent.

At December 31, 2009, the Company was obligated for future minimum lease payments without regard to sublease payments under noncancelable leases as follows for the years ending December 31:

(In thousands)	Operating Leases
2010	$ 655
2011	531
2012	512
2013	349
2014	349
2015 and thereafter	436
	$ 2,832

Rent expense (including amounts for the facilities leased from the director) amounted to $0.8 million, $1.7 million, and $1.6 million during 2009, 2008, and 2007, respectively.

Legal - The Company is party to various legal proceedings arising in the normal course of business activities, none of which, in the opinion of management, are expected to have a material adverse impact on the Company's consolidated financial position or results of operations.

14. RELATED PARTY TRANSACTIONS

In March 2001, the Company entered into a 10-year lease of the Burlington, North Carolina production facility for an annual base rent of $197,000, exclusive of operating expenses. In addition, under the lease $600,000 of tenant improvements made to the building by the Company are being amortized over the life of the lease as additional rent. The Company received $300,000 for reimbursement of tenant improvements completed in 2001. Effective February 2003, the Company entered into a month-to-month lease of a warehousing and distribution facility in an adjacent building for a monthly rent of $9,400, exclusive of operating expenses. These facilities have always been owned and leased to the Company by a director of the Company. In 2003, the Company completed additional tenant improvements to the premises of $300,000. In November 2003, the Company amended and restated these leases. Under the terms of the amended and restated lease, the original leases have been combined and the expiration of the amended and restated lease has been extended to March 31, 2016. In January 2008, the Company prepaid approximately $430,000 of the lease agreement for the facilities leased from the director relating to the leasehold improvements after determining that the prepayment would be financially beneficial to the Company. The prepayment was recorded as prepaid rent in other assets (long-term) in the accompanying consolidated balance sheet and will continue to be amortized over the remaining life of the lease as additional rent. In 2009, the annual base rent was approximately $401,000, exclusive of operating expenses, and including a Consumer Price Index adjustment and amortization of the $600,000 of improvements. The Company believes it is renting these facilities on terms similar to those available from third parties for equivalent premises based upon review of prevailing market rates at the time of lease renewal.

15. QUARTERLY INFORMATION (UNAUDITED)
(In thousands, except per share amounts)

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 20,658	$ 21,332	$ 22,261	$ 19,857
Gross profit	7,643	7,666	8,686	6,900
Net income (loss)	420	311	758	(190)
Basic earnings (loss) per share	0.05	0.04	0.09	(0.02)
Diluted earnings (loss) per share	0.05	0.04	0.09	(0.02)

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 20,705	$ 21,877	$ 22,410	$ 20,821
Gross profit	9,172	9,499	9,432	8,223
Net income	1,587	1,928	1,644	413
Basic earnings per share	0.19	0.23	0.20	0.05
Diluted earnings per share	0.18	0.22	0.19	0.05

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at the End of Period
Year ended December 31, 2009				
Allowance for Doubtful Accounts	$ 362,000	$ 640,000	$ 473,000 (1)	$ 529,000
Year ended December 31, 2008				
Allowance for Doubtful Accounts	$ 264,000	$ 544,000	$ 446,000 (1)	$ 362,000
Year ended December 31, 2007				
Allowance for Doubtful Accounts	$ 280,000	$ 377,000	$ 393,000 (1)	$ 264,000

(1) Uncollectible accounts written off, net of recoveries.

MEDTOX®

MEDTOX SCIENTIFIC, INC.
402 West County Road D
St. Paul, Minnesota 55112

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 15, 2010

NOTICE IS HEREBY GIVEN that the annual meeting of the stockholders of MEDTOX SCIENTIFIC, INC., a Delaware corporation, will be held at The Radisson Hotel, located at 2540 North Cleveland Avenue, Roseville, Minnesota on Tuesday, June 15, 2010, at 4:00 p.m. (CDT) for the following purposes:

1. To elect two directors to serve on our Board of Directors, each to serve for a three-year term or until his successor is elected and qualified;

2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010;

3. To approve the MEDTOX Scientific, Inc. 2010 Stock Incentive Plan; and

4. To consider and act upon any other matters which may properly come before the meeting or any adjournment thereof.

In accordance with the provisions of our bylaws, the Board of Directors has fixed the close of business on April 21, 2010, as the record date for the determination of the holders of the shares of our common stock entitled to notice of, and to vote at, the annual meeting and at any adjournment or postponement of the annual meeting.

Your attention is directed to the accompanying proxy statement.

You are requested to date, sign and mail the enclosed proxy as promptly as possible, whether or not you expect to attend the meeting in person.

By Order of the Board of Directors,



Richard J. Braun
Chairman of the Board, President and Chief Executive Officer

St. Paul, Minnesota
April 22, 2010

MEDTOX SCIENTIFIC INC.
402 West County Road D
St. Paul, Minnesota 55112

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
June 15, 2010

The Board of Directors of MEDTOX Scientific, Inc., a Delaware corporation (the "Company", "we", "us" or "our") is sending these proxy materials to you on or about May 5, 2010, in connection with the Board's solicitation of proxies for use at our 2010 annual meeting of stockholders and at any adjournment of the meeting. The meeting is scheduled to take place on June 15, 2010, at 4:00 p.m. (CDT) at The Radisson Hotel, located at 2540 North Cleveland Avenue, Roseville, Minnesota.

The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of our directors and most highly paid executive officers, and certain other required information.

We are paying for the solicitation of proxies, including the cost of preparing, printing and mailing this proxy statement, the proxy card and any additional information furnished to stockholders in connection with the matters to be voted on at the annual meeting. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding shares of our common stock beneficially owned by others for forwarding to the beneficial owners. We will reimburse persons representing beneficial owners for their reasonable out-of-pocket expenses in forwarding solicitation materials to the beneficial owners.

The solicitation of proxies through this proxy statement may be supplemented by telephone, facsimile or personal solicitation by directors, officers or other Company employees. No additional compensation will be paid to directors, officers or other Company employees for their services in soliciting proxies.

PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING

There are three proposals scheduled to be voted on at the annual meeting:

- the election of two director nominees, each to serve on our Board of Directors for a three-year term or until his successor is elected and qualified;
- the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010; and
- the approval of the MEDTOX Scientific, Inc. 2010 Stock Incentive Plan.

As of the date of this proxy statement, we are not aware of any other matters that will be presented for consideration at the meeting.

THE VOTING PROCESS

Record Date

All shares of our common stock, par value $0.15 per share, owned by you as of the close of business on April 21, 2010, the record date for the determination of stockholders entitled to notice of, and the right to vote at, the annual meeting (the "Record Date"), may be voted by you. These shares include those held directly in your name as the stockholder of record, and held for you as the beneficial owner through a stockbroker, bank or other nominee. As of the close of business on the Record Date, we had 8,695,948 shares of common stock outstanding and entitled to vote. Each holder of record of shares of our common stock outstanding on the Record Date will be entitled to one vote for each share held on all matters to be voted on at the annual meeting.

Voting Your Shares at the Annual Meeting or by Proxy

Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. If you choose to do so, please bring the enclosed proxy card and proof of identification. Shares beneficially owned may be voted by you if you receive and present at the annual meeting a proxy from your broker or nominee, together with proof of identification. Even if you plan to attend the annual meeting, we recommend that you also return your completed proxy card so that your vote will be counted if you later decide not to attend the annual meeting. If you need directions to the annual meeting to vote in person, please go to our website at www.medtox.com.

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the annual meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker or nominee. You may do this by marking, dating and signing your proxy card or, for shares held in street name, the voting instruction card provided by your broker or nominee, and mailing it in the enclosed, self-addressed, postage pre-paid envelope. No postage is required if mailed in the United States. You may also vote your shares by telephone or over the internet by following the instructions on the proxy card. If you vote by telephone or over the internet, you do not need to return your proxy card by mail. Internet and telephone voting facilities will close at 11:59 p.m., Eastern time, on June 14, 2010.

If you receive more than one proxy or voting instruction card, it means that your shares are registered differently or are in more than one account.

Quorum Requirement

In accordance with our bylaws, the presence in person or by proxy of a majority of the shares of the Company's common stock issued and outstanding and entitled to vote on the Record Date is required for a quorum at the annual meeting. All shares that are voted "FOR" or "AGAINST" any matter, votes that are "WITHHELD" for Board nominees, abstentions and broker non-votes are counted as present for purposes of determining the presence of a quorum.

"Broker non-votes" include shares for which a bank, broker or other nominee (i.e., record) holder has not received voting instructions from the beneficial owner and for which the nominee holder does not have discretionary power to vote on a particular matter. Under the rules that govern brokers who are record holders of shares that are held in brokerage accounts for the beneficial owners of the shares, brokers who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on routine matters but have no discretion to vote such uninstructed shares on non-routine matters. The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010 (Proposal No. 2) is considered routine under applicable rules. The election of directors (Proposal No. 1) and the approval of the MEDTOX Scientific, Inc. 2010 Stock Incentive Plan (Proposal No. 3) are matters considered non-routine under applicable rules. Pursuant to recent amendments to the New York Stock Exchange ("NYSE ") rules, the election of directors is no longer a routine matter and brokers will not have discretion to vote shares on the election of directors. This NYSE rule governs all brokers. Consequently, this amendment affects all public companies that have shares held in "street name," not just NYSE-listed companies.

If a quorum is not present at the annual meeting, a vote for adjournment will be taken among the stockholders present or represented by proxy. If, in accordance with our bylaws, a majority of the stockholders present or represented by proxy vote for adjournment, it is our intention to adjourn the meeting until a later date and to vote proxies received at such adjourned meeting.

How You May Vote Your Shares on the Proposals; Vote Required

In the election of the directors, you may vote "FOR" each of the nominees or your vote may be "WITHHELD" with respect to one or both of the nominees. A director is elected by a plurality of the votes cast by the holders of shares entitled to vote. Accordingly, the two nominees receiving the greatest number of votes cast will be elected. In the election of the directors, any action other than a vote "FOR" a nominee will have the practical effect of voting against the nominee. Votes that are "WITHHELD" and broker non-votes will not have an effect on the outcome of the vote.

For the proposal regarding the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010, you may vote "FOR", "AGAINST" or "ABSTAIN". The Audit Committee will consider the outcome of the vote with respect to this proposal in its decision to appoint an independent registered public accounting firm next year, but is not bound by the stockholders' vote.

For the proposal regarding the approval of the MEDTOX Scientific, Inc. 2010 Stock Incentive Plan, you may vote "FOR," "AGAINST" or "ABSTAIN." Approval of the 2010 Stock Incentive Plan requires the affirmative vote of holders of a majority of the shares present or represented by proxy and entitled to vote at the meeting. Abstentions will have the same effect as a negative vote. Broker non-votes will have no effect on the outcome of this proposal.

If you sign your proxy card without indicating your vote on the proposals, your shares will be voted in accordance with the recommendations of the Board.

All votes will be tabulated by an independent party, and such independent party and certain representatives of the Company will act as voting inspectors at the annual meeting.

Revoking Your Proxy

A proxy may be revoked by:

- delivery of written notice of revocation to the Secretary of the Company at its principal executive offices located at 402 West County Road D, St. Paul, Minnesota 55112;
- the execution and delivery of a subsequent proxy that is properly signed and bears a later date; or
- attending the annual meeting and notifying the election officials that you wish to revoke your proxy and vote in person.

Attendance at the annual meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If you have instructed a broker, trustee or other nominee to vote your shares, you must follow the directions received from your broker, trustee or other nominee to change those instructions.

Voting Results

We will announce preliminary voting results at the annual meeting and publish final results in a Form 8-K which will be filed within four business days of the annual meeting.

Confidentiality of Your Vote

Proxy cards, ballots and voting tabulations that identify individual stockholders and are mailed or returned to the Company will be handled in a manner intended to protect your voting privacy. Your vote will not be disclosed except (1) as needed to permit the Company to tabulate and certify the vote, (2) as required by law, or (3) in other limited circumstances. Additionally, all comments written on a proxy card or elsewhere will be forwarded to the Company's management, but your identity will be kept confidential unless you ask that your name be disclosed.

Voting on Other Matters

Our bylaws limit the matters presented at the annual meeting to those in the notice of the annual meeting and those otherwise properly brought before the meeting. We do not expect any other matter to come before the meeting. If any other matters are presented at the annual meeting, your signed proxy gives the individuals named as proxies authority to vote your shares on such matters at their discretion.

2009 Annual Report

A copy of our annual report to stockholders for the Company's fiscal year ended December 31, 2009 (without exhibits), accompanies this proxy statement. Stockholders may also obtain, free of charge, a copy of the annual report or the exhibits thereto by writing to the Company, 402 West County Road D, St. Paul, Minnesota 55112, Attention: Corporate Secretary. The annual report does not constitute proxy soliciting materials.

HOUSEHOLDING

The rules of the Securities and Exchange Commission (SEC) allow delivery of a single proxy statement and annual report to households at which two or more stockholders reside. Accordingly, stockholders sharing an address who have been previously notified by their broker or its intermediary will receive only one copy of the proxy statement and annual report, unless the stockholder has provided contrary instructions. Individual proxy cards or voting instruction forms (or electronic voting facilities) will, however, continue to be provided for each stockholder account. This procedure, referred to as "householding", reduces the volume of duplicate information you receive, as well as our expenses. If your family has multiple accounts, you may have received a householding notification from your broker earlier this year and, consequently, you may receive only one proxy statement and annual report. If you prefer to receive separate copies of our proxy statement or annual report, either now or in the future, we will promptly deliver, upon your written or oral request, a separate copy of the proxy statement or annual report, as requested, to any stockholder at your address to which a single copy was delivered. Notice should be given to us by mail at 402 West County Road D, St. Paul, Minnesota 55112, Attention: Secretary, or by telephone at (651) 636-7466. If you are currently a stockholder sharing an address with another stockholder and wish to have only one proxy statement and annual report delivered to the household in the future, please contact us at the same address or telephone number.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information available to us as of April 21, 2010, regarding the beneficial ownership of our common stock by (i) each person, or group of affiliated persons, known by us to beneficially own more than five percent (5%) of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our named executive officers listed in the Summary Compensation Table appearing on page 28 of this proxy statement, and (iv) all of our directors and executive officers as a group.

Except as otherwise noted, the number of shares owned and percentage ownership in the following table is based on 8,695,948 shares of common stock outstanding on April 21, 2010. The address of each director and executive officer listed in the table is c/o MEDTOX Scientific, Inc., 402 West County Road D, St. Paul, Minnesota 55112.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Common Stock Outstanding
5% Stockholders:		
Fidelity Management & Research Company** 82 Devonshire Street Boston, Massachusetts 02109	477,843 (2)	5.50%
Renaissance Technologies LLC** James H. Simon 800 Third Avenue New York, New York 10022	452,300 (3)	5.20%
Mairs and Power, Inc.** 332 Minnesota street W-1520 First National Bank Building St. Paul, Minnesota 55101	550,400 (4)	6.33%
Riverbridge Partners, LLC** 801 Nicollet Mall, Suite 600 Minneapolis, Minnesota 55402	495,297 (5)	5.70%
Directors and Executive Officers:		
Directors		
Richard J. Braun	433,686	4.99%
Brian P. Johnson	59,217 (6)	*
Robert J. Marzec	27,637	*
Samuel C. Powell, Ph.D.	330,094 (7)	3.79%
Robert A. Rudell	51,261	*
Named Executive Officers (excluding any Director above)		
B. Mitchell Owens	182,782 (8)	2.08%
Susan E. Puskas	138,093 (9)	1.58%
James A. Schoonover	169,588 (10)	1.93%
Kevin J. Wiersma	158,037 (11)	1.80%
All Directors and Executive Officers as a Group (9 persons)	1,550,395 (12)	17.13%

* Represents less than one percent of the outstanding shares of our common stock.

** As of December 31, 2009

(1) We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or dispositive power with respect to those securities. In addition, the rules require us to include shares of common stock issuable upon the exercise of stock options that are either immediately exercisable or exercisable within 60 days of April 21, 2010. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, we believe that the persons or entities identified in this table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

(2) In its most recent Schedule 13G filing with the SEC on February 16, 2010, Fidelity Management & Research Company represents that it holds sole dispositive power with respect to 477,843 shares of common stock. Fidelity Management & Research Company is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock. Fidelity Management & Research Company is a wholly-owned subsidiary of FMR LLC, the chairman of which is Edward C. Johnson 3d. Mr. Johnson and members of his family may be deemed under the Investment Company Act of 1940 to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds' Boards of Trustees.

(3) In their most recent Schedule 13G filing with the SEC on February 12, 2010, Renaissance Technologies LLC and James H. Simon jointly disclosed that they have sole voting power and sole dispositive power with respect to 452,300 shares of common stock. Renaissance Technologies LLC is an investment advisor, and Mr. Simons is the control person of Renaissance Technologies LLC. Certain funds and accounts managed by Renaissance Technologies LLC have the right to receive dividends and proceeds from the sale of the shares it holds. RIEF Trading LLC holds of record more than 5% of such shares.

(4) Mairs and Power, Inc. filed a Schedule 13G on February 8, 2010, disclosing that it has sole power to vote and sole dispositive power with respect to 532,000 and 550,400 shares of common stock, respectively. Mairs and Power, Inc. is an investment advisor.

(5) Riverbridge Partners, LLC filed a Schedule 13G on February 3, 2010, disclosing that it has sole power to vote with respect to 390,547 shares of common stock, shared power to vote with respect to 1,850 shares of common stock and sole dispositive power with respect to 495,297 shares of common stock. Riverbridge Partners, LLC is an investment advisor.

(6) Includes 17,874 shares of common stock issuable upon the exercise of stock options held by Mr. Johnson.

(7) Includes 8,709 shares of common stock issuable upon the exercise of stock options held by Dr. Powell.

(8) Includes 95,232 shares of common stock issuable upon the exercise of stock options held by Mr. Owens.

(9) Includes 67 641 shares of common stock issuable upon the exercise of stock options held by Ms. Puskas.

(10) Includes 90,648 shares of common stock issuable upon the exercise of stock options held by Mr. Schoonover.

(11) Includes 76,899 shares of common stock issuable upon the exercise of stock options held by Mr. Wiersma.

(12) Includes 357,003 shares of common stock issuable upon the exercise of stock options.

PROPOSAL 1

ELECTION OF DIRECTORS

Our bylaws provide that the members of our Board of Directors shall be divided into three classes. Generally, each class of directors is elected for a term expiring at the annual meeting of stockholders to be held three years after the date of election.

Our bylaws allow our Board to establish the number of directors from time to time by resolution passed by a majority of the whole Board, provided that the number of directors shall not be less than three, nor more than twelve, individuals. At present, the Board has fixed the number of directors at five individuals.

The Board of Directors has nominated two individuals for election at this year's annual meeting, who are recommended by at least a majority of the independent directors serving on the Corporate Governance and Nominating Committee, to serve as our directors for a three-year term or until their respective successors have been elected and qualified. The nominees are currently Board members. The nominees have indicated a willingness to serve if elected.

The directors will be elected by the plurality vote of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote. All duly submitted and unrevoked proxies will be voted for the nominees selected by our Board, except where authorization so to vote is withheld.

Our Board recommends that you vote FOR the election of the nominees for director.

Information About Director Nominees and Other Directors

Information concerning the director nominees, as well as each of our other current directors, is set forth below:

Nominees for Director

Brian P. Johnson, MBA
age 60, director since 2000
and lead director since 2004

Mr. Johnson was appointed as a director by the members of the Board in June 2000. Mr. Johnson was an Executive Vice President for RAIN Source Capital, Inc., which manages venture capital funds until his retirement on December 31, 2009. Mr. Johnson holds a bachelor's degree from the University of South Dakota and a Master of Business Administration degree from the University of St. Thomas. He has also served on 30 company and civic boards during his career. During his twenty five plus years in the venture capital business, Mr. Johnson served on the boards of a number of medical diagnostic companies that developed and sold FDA cleared products. Since the Company is subject to FDA regulation in a number of areas Mr. Johnson is able to provide valuable advice and input. Mr. Johnson's prior board experience makes him well qualified to be the lead director and Chair of the Corporate Governance Committee.

Robert J. Marzec, MBA, CPA
age 65, director since 2002

Mr. Marzec was appointed as a director by the members of the Board in September 2002. Mr. Marzec retired in July 2002 as a partner in PricewaterhouseCoopers LLP. He was admitted to the firm's partnership in 1979 and was the managing partner of the firm's Minneapolis office from 1991 to 1998. Mr. Marzec holds a Master's degree in Business Administration from

DePaul University, and a bachelor's degree from Northwestern University. Mr. Marzec serves on the Boards of Apogee Enterprises, Inc. and CUNA Mutual Group. and served on the Board of Health Fitness Corporation from May 2004 through February 2010. He also serves on a number of civic boards and committees. Mr. Marzec's professional experience, education and credentials are invaluable to his role as financial expert and Chair of the Audit Committee.

Class Whose Term Expires in 2011

Richard J. Braun, MBA, JD
age 65, director since 1996

Mr. Braun was named Chairman of the Board of Directors and appointed as our President on October 26, 2000. Mr. Braun was named a director and appointed as our Chief Executive Officer in July 1996. From 1994 until joining the Company, Mr. Braun acted as a private investor and provided management consulting services to the health care and technology industries. From 1992 until 1994, he served as Chief Operating Officer and as a director of EBP, Inc., a New York Stock Exchange-listed company engaged in managed care. From 1989 through 1991, Mr. Braun served as Executive Vice President, Chief Operating Officer and as a director of Reich and Tang L.P., a New York Stock Exchange-listed investment advisory and broker dealer firm. Mr. Braun holds a J.D. from the University of Iowa, College of Law, and a Master of Business Administration degree and a bachelor's degree from the University of St. Thomas. Mr. Braun has served on a number of public company boards and has been a corporate director and executive for over twenty five years. That experience enables him to effectively act as a director and chair of the board of the Company.

Class Whose Term Expires in 2012

Samuel C. Powell, Ph.D.
age 57, director since 1986

Dr. Powell served as Chairman of the Board of Directors from November 1987 to June 1994, and has served as a director of the Company since September 1986. Dr. Powell served as Chairman of the Board and Chief Executive Officer of Granite Technological Enterprises from January 1984 until its acquisition by the Company in June 1986. Since 1987, he has been President of Powell Enterprises, based in Burlington, North Carolina, offering financial and management services to a group of business and real estate ventures. Dr. Powell holds a Ph.D. from Loyola University, a Master of Science degree from Old Dominion University and a bachelor's degree from Virginia Military Institute. Dr. Powell serves as a director of Carolina Biological Supply Company, an unrelated private corporation. Dr. Powell served on the North Carolina Board of Science and Technology from 1989 to 1995, and also served as a board member and Chairman of the North Carolina State Alcoholism Research Authority. Dr. Powell brings relevant scientific expertise to the Board and has a long history with the Company and its predecessors. This institutional history assists the Board and the Company in its decision making and planning processes.

Robert A. Rudell, MBA
age 61, director since 2002

Mr. Rudell was appointed as a director by the members of the Board in April 2002. In 1996, Mr. Rudell, now retired, joined Zurich Scudder Retirement Services as President, and from 1998 to 2002 held the positions of Chief Operating Officer and Chairman of the management committee of Zurich Scudder Investments, a New York City-based asset management firm that is part of Deutsche Asset Management. From 1990 to 1996, he served as President of American Express Institutional Services. Prior to 1990, Mr. Rudell served in a variety of research, marketing and senior management positions with American Express Financial Advisors. Mr. Rudell received his Master's degree in Business Administration from the University of Minnesota. Mr. Rudell also serves on the boards of the Optimum Mutual Funds, Heartland Funds, Vantagepoint Funds, Bloodhound Investment Research, Inc. and American Investors Bank & Mortgage. Mr. Rudell has an extensive background in the investment field as it relates to institutional equity markets. This experience is beneficial to the Company due to its public traded status. His prior senior executive experience in an administrative capacity with large and sophisticated companies, qualifies him to provide leadership as Chairman of the Compensation Committee.

ADDITIONAL INFORMATION ABOUT THE BOARD OF DIRECTORS

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Upon the recommendation of the Audit Committee, the Board adopted a related party transactions' policy, which specifies the Company's policies and procedures regarding transactions between the Company and its employees, officers, directors and any of their respective family members. The Company's Compliance Officer is responsible for (a) ensuring that the policy is distributed to all of the Company's officers, directors and other managers, and (b) requiring that any proposed related party transaction be presented to the Audit Committee for consideration before the Company enters into any such transaction. This policy can be found on the Company's website (www.medtox.com) under "Investors – Corporate Governance".

It is the Company's policy to prohibit all related party transactions unless the Audit Committee determines in advance of the Company's entering into any such transaction that there is a compelling business reason to enter into such a transaction. There is a general presumption that the Audit Committee will not approve a related party transaction with the Company. However, the Audit Committee may approve a related party transaction if:

- the Audit Committee finds that there is a compelling business reason to approve the transaction, taking into account such factors as, in the case of the provision of services, the absence of other unrelated parties to perform similar work for a similar price within a similar timeframe; and

- the Audit Committee finds that it has been fully apprised of all significant conflicts that may exist or otherwise arise on account of the transaction, and it believes, nonetheless, that the Company is warranted in entering into the related party transaction and has developed an appropriate plan to manage the potential conflicts of interest.

Other than as described below, there were no related party transactions arising or existing during 2009 requiring disclosure under applicable Nasdaq listing standards, SEC rules and regulations or the Company's policy and procedures.

Lease Agreements with Dr. Samuel C. Powell

In March 2001, the Company entered into a 10-year lease of the Burlington, North Carolina production facility for an annual base rent of $197,000, exclusive of operating expenses. In addition, under the lease $600,000 of tenant improvements made to the building by the Company are being amortized over the life of the lease as additional rent. The Company received $300,000 for reimbursement of tenant improvements completed in 2001. Effective February 2003, the Company entered into a month-to-month lease of a warehousing and distribution facility in an adjacent building for a monthly rent of $9,400, exclusive of operating expenses. These facilities have always been owned and leased to the Company by a director of the Company. In 2003, the Company completed additional tenant improvements to the premises of $300,000. In November 2003, the Company amended and restated these leases. Under the terms of the amended and restated lease, the original leases have been combined and the expiration of the amended and restated lease has been extended to March 31, 2016. In January 2008, the Company prepaid approximately $430,000 of the lease agreement for the facilities leased from the director relating to the leasehold improvements after determining that the prepayment would be financially beneficial to the Company. The prepayment was recorded as prepaid rent in other assets (long-term) in the accompanying consolidated balance sheet and will continue to be amortized over the remaining life of the lease as additional rent. In 2009, the annual base rent was approximately $401,000, exclusive of operating expenses, and including a Consumer Price Index adjustment and amortization of the $600,000 of improvements. The Company believes it is renting these facilities on terms similar to those available from third parties for equivalent premises based upon review of prevailing market rates at the time of lease renewal.

Board and Board Committee Member Independence

Under applicable Nasdaq listing standards, a majority of the members of our Board of Directors must qualify as "independent", as affirmatively determined by the Board. The Board has determined that a majority of its members are "independent" within the meaning of the Nasdaq listing standards. Specifically, the following members of the Board have been determined to be independent: Brian P. Johnson (a director nominee), Robert J. Marzec (a director nominee) and Robert A. Rudell (a continuing director). The Board has determined that Dr. Samuel C. Powell is not "independent" under applicable Nasdaq listing standards as a result of our being a party to a lease agreement with Dr. Powell, as landlord, with respect to our Burlington, North Carolina production facility. Mr. Braun, our President and Chief Executive Officer, is also not "independent" under the Nasdaq listing standards.

Consistent with the requirements of the SEC, Nasdaq and general corporate "best practices" proposals, our Board of Directors reviews all relevant transactions or relationships between each director and the Company, our senior management and our independent auditors. During this review, the Board considers whether there are any transactions or relationships between directors or any of their immediate family members (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of the Company's senior management or their affiliates. The Board consults with the Company's corporate counsel whenever there are changes to a director's status or any new transactions or relationships to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independence", including those set forth in pertinent Nasdaq listing standards, as in effect from time to time.

Each of the Compensation Committee and the Corporate Governance and Nominating Committee of the Board is comprised entirely of directors who are independent within the meaning of the Nasdaq listing standards, and each of the members of the Audit Committee is independent under applicable Nasdaq listing standards and SEC rules. All members of the Board's Executive Committee are independent, except for Mr. Braun.

Board Leadership Structure

The Board believes that the Company's Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the Company's business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development. The Company's independent directors bring experience, oversight and expertise from outside the Company and industry, while the Chief Executive Officer brings Company-specific experience and expertise. The Board believes that the combined role of Chairman and Chief Executive Officer promotes strategy development and execution, and facilitates information flow between management and the Board, which are essential to effective governance.

One of the key responsibilities of the Board is to develop strategic direction and hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chairman and Chief Executive Officer, together with an independent lead director having the duties described below, is in the best interest of stockholders because it provides the appropriate balance between strategy development and independent oversight of management.

Our designated lead director is Brian P. Johnson. Mr. Johnson was elected by and from among the independent board members. The lead director's duties include:

- Presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the Chairman and the independent directors.
- Approving meeting agendas for the Board.

- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Calling meetings of the independent directors.
- Ensuring that he is available for consultation and direct communication, if requested by stockholders.

Risk Management

The Board has an active role, as a whole and also at the committee level, in overseeing management of the Company's risks. The Board regularly reviews information regarding the Company's credit, liquidity and operations, as well as the risks associated with each, and the Board receives regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal, regulatory, strategic and reputational risks. The Compensation Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements. The Audit Committee oversees management of financial risks. The Corporate Governance and Nominating Committee manages risks associated with the independence of the Board of Directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks and has overall risk management oversight responsibility.

Director Attendance at Annual Meetings of the Stockholders

Directors' attendance at annual meetings of our stockholders can provide stockholders with an opportunity to communicate with directors about issues affecting the Company. We encourage, but do not require, our directors to attend annual meetings of stockholders. All of our directors attended the 2009 annual meeting of our stockholders held on May 26, 2009.

Board and Board Committee Meetings

The Board held five meetings (including regularly scheduled, telephonic and special meetings) during the year ended December 31, 2009. Each director attended at least 75% of the meetings of the Board and any Board committee on which he served. In addition to the meetings held by the Board and Board committees in 2009, the directors and Board committee members communicated informally to discuss the affairs of the Company and, when appropriate, took formal Board and committee action by unanimous written consent of all directors or committee members, in accordance with Delaware law, in lieu of holding formal meetings. The non-employee directors met five times in 2009 without any management directors or employees present.

Board Committees

The charters for the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee are available on our website (www.medtox.com) at "Investors – Corporate Governance". The current membership of and information about each of our Board committees are shown below.

Audit Committee

Current Members

Robert J. Marzec (Chairman)
Brian P. Johnson
Robert A. Rudell

Committee Functions:

- Reviews the Company's quarterly and annual financial statements with management and the Company's independent registered public accounting firm.
- Oversees financial and operational matters involving accounting, corporate finance, internal and independent auditing, and internal control over financial reporting.
- Has sole authority to select, evaluate, replace and oversee the Company's independent registered public accounting firm.
- Has the sole authority to approve non-audit and audit services to be performed by the independent registered public accounting firm.
- Monitors the independence and performance of the independent registered public accounting firm.
- Provides an avenue of communications among the independent registered public accounting firm, management and the Board.
- Determines whether "related party transactions" are permissible.

The Board has determined that Mr. Marzec is an "audit committee financial expert" as defined by SEC rules. As noted above, Mr. Marzec is "independent" within the meaning of the Nasdaq listing standards. The designation of Mr. Marzec as an audit committee financial expert does not impose on Mr. Marzec any duties, obligations or liability that are greater than the duties, obligations and liability imposed on Mr. Marzec as a member of the Audit Committee and the Board of Directors in the absence of such designation or identification.

Number of Meetings held in 2009: 4

Compensation Committee

Current Members

Robert A. Rudell (Chairman)
Brian P. Johnson
Robert J. Marzec

Committee Functions:

- Determines total executive compensation policy (including salary, bonus, long-term incentives and benefits) and guiding principles for corporate officers and reviews such policy annually.
- Reviews all components of compensation for non-management directors.
- Reviews management of retirement, pension, and health and welfare plans established for the Company's employees.
- Determines appropriate benchmarks for total compensation and benefit plan design for corporate officers.

Number of Meetings held in 2009: 2

Corporate Governance and Nominating Committee

Current Members:	*Committee Functions:*
Brian P. Johnson (Chairman) Robert J. Marzec Robert A. Rudell	• Develops and recommends to the Board a set of Corporate Governance Principles that are consistent with generally accepted "best practices" in corporate governance. • Reviews the Board's and the Company's corporate governance policies and practices, at least annually, to ensure compliance with the Corporate Governance Principles. • Develops, implements and administers a process whereby the Chief Executive Officer provides an annual report to the Board on management depth and development. • Identifies, reviews and recommends to the Board for its approval individuals qualified to become members of the Board and its committees.

Number of Meetings held in 2009: 2

Executive Committee

Current Members:	*Committee Functions:*
Richard J. Braun (Chairman) Brian P. Johnson Robert J. Marzec Robert A. Rudell	• The Executive Committee exercises all the powers and authorities of the Board in interim periods between meetings of the Board and reports all of its actions to the full Board.

Number of Meetings held in 2009: None

Corporate Governance and Nominating Committee Matters

The Corporate Governance and Nominating Committee of our Board of Directors has not adopted a nominating policy regarding director nominee proposals by stockholders, believing that the procedures set forth in the Company's bylaws with respect to a stockholder's submission of a proposal for consideration at a meeting of stockholders serve the purpose. Those procedures are described in the discussion under "Stockholder Proposals for 2010 Annual Meeting" included on page 44. Stockholders are free at any time to recommend a nominee to be considered by the Board by submitting a written proposal to the Secretary of the Company at the Company's principal executive offices located at 402 West County Road D, St. Paul, Minnesota, 55112.

The independent directors will consider the attributes of the candidates and the needs of the Board and will review all candidates in the same manner, regardless of the source of the recommendation. In evaluating director nominees, a candidate should have certain minimum qualifications, including the ability to read and understand basic financial statements, familiarity with our business and industry, high moral character and mature judgment, and the ability to work collegially with others. In addition, factors such as the following will be considered:

- appropriate size and diversity of the Board;
- needs of the Board with respect to particular talent and experience;
- knowledge, skills and experience of the nominee;
- time availability, service on other boards of directors and their committees;
- any material relationships with the Company or any of its affiliates;
- familiarity with domestic and international business affairs;
- legal and regulatory requirements;
- appreciation of the relationship of our business to the changing needs of society; and
- desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by a new member.

Candidates for director nominees are evaluated by the Corporate Governance and Nominating Committee in the context of the current composition of the Board, the Company's operating requirements and the long-term interests of the Company's stockholders. The Corporate Governance and Nominating Committee uses its network of contacts to compile a list of potential candidates and may also engage, if it deems appropriate, a professional search firm. In the case of new director candidates, the Corporate Governance and Nominating Committee will seek to determine whether the nominee is independent under applicable Nasdaq listing standards, SEC rules and regulations and with the advice of counsel, if necessary. The Corporate Governance and Nominating Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. In the case of incumbent directors whose terms of office are set to expire, the Corporate Governance and Nominating Committee reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. The Corporate Governance and Nominating Committee meets to discuss and consider such candidates' qualifications and then selects a nominee or nominees for recommendation to the Board by majority vote. The Corporate Governance and Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate is recommended by a stockholder or not. To date, the Corporate Governance and Nominating Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

The Corporate Governance and Nominating Committee does not have a formal policy with respect to diversity; however, the Board and the Corporate Governance and Nominating Committee believe that it is important that the Board members represent diverse viewpoints. The Corporate Governance and Nominating Committee focuses on issues such as diversity of education, professional experience, gender, race and national origin, and differences in viewpoints and skills. In considering candidates for the Board, the Nominating Committee considers the entirety of each candidate's credentials in the context of these standards. The Corporate

Governance and Nominating Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law.

Compensation Committee Matters

The Compensation Committee of our Board of Directors acts on behalf of the Board to establish the compensation of our executive officers and provides oversight of the implementation of compensation arrangements to further the Board's compensation philosophy. The Compensation Committee also acts as the oversight committee with respect to our incentive compensation plans covering executive officers and other senior management. In overseeing those plans, the Compensation Committee has the sole authority for day-to-day administration and interpretation of the plans. The Compensation Committee has the authority to engage outside advisors to assist the Compensation Committee in the performance of its duties; the Compensation Committee may not delegate this authority to others. The Compensation Committee's primary processes for establishing and overseeing executive compensation, including the role of executive officers in determining or recommending executive compensation and the role of external compensation consultants, can be found under the caption "Executive Compensation – Compensation Discussion and Analysis" located on page 20.

The Board of Directors sets non-management directors' compensation at the recommendation of the Compensation Committee. On an annual basis, the Company's management provides the Compensation Committee with information relating to director compensation paid by comparable companies. The Compensation Committee uses this information in making its recommendations to the Board. Information regarding director compensation amounts paid in 2009 can be found in the Director Compensation Table located on page 36. The Director Compensation Table is preceded by narrative text describing director compensation arrangements currently in effect. The Compensation Committee and our Board believe that (i) director compensation should fairly compensate directors for work required in a company of our size and scope, (ii) such compensation should align our directors' interests with the long-term interests of our stockholders, and (iii) the structure of director compensation should be simple, transparent and easy for stockholders to understand.

Code of Ethics

We have adopted the MEDTOX Scientific, Inc. Code of Ethics for senior financial and executive officers and directors ("Code of Ethics"). The Code of Ethics is available on our website (www.medtox.com) at "Investors – Corporate Governance" or at no charge to anyone who sends a request for a paper copy to MEDTOX Scientific, Inc., 402 West County Road D, St. Paul, Minnesota, 55112. If we make any substantive amendments to the Code of Ethics or grant a waiver, including any implicit waiver, to any of our directors or executive officers under any provision of the Code of Ethics, we will disclose the nature of such amendments or waiver on our website or in a report on Form 8-K (Item 5.05) filed with the SEC.

Stockholder Communications with the Board

Stockholders and other interested persons may communicate in writing with our Board of Directors, any of its committees, or with any of its non-management directors by sending written communications to: MEDTOX Scientific, Inc., Attention: Secretary, 402 West County Road D, St. Paul, Minnesota, 55112. All such communications should prominently indicate on the outside of the envelope that it is intended for the Board of Directors, a Board committee or one or more of the Board's non-management directors. If no committee or director is specified, the communication will be forwarded to the lead director.

Policies on Reporting Certain Concerns Regarding Accounting and Other Matters

We have adopted policies on the reporting of concerns to our Audit Committee regarding any suspected misconduct, illegal activities or fraud, including any questionable accounting, internal accounting controls or auditing matters, or misconduct. Any person who has a concern regarding any misconduct by any Company employee, including any executive officer, or any agent of the Company, may submit that concern to: MEDTOX Scientific, Inc., Attention: Secretary, 402 West County Road D, St. Paul, Minnesota, 55112. Employees may communicate all concerns regarding any misconduct to our Compliance Officer, Kevin J. Wiersma, and/or the Audit Committee on a confidential and anonymous basis through the Company's "whistleblower" hotline, the compliance communication phone number established by the Company: 1-800-835-5870. Any communication received through the toll-free number is promptly reported to the Company's Compliance Officer, as well as other appropriate persons within the Company.

EXECUTIVE OFFICERS

Our executive officers as of the date of this proxy statement are as follows:

Name	Age	Position
Richard J. Braun	65	President and Chief Executive Officer, and Chairman of the Board
Kevin J. Wiersma	48	Chief Financial Officer, Vice President and Chief Operating Officer of MEDTOX Laboratories, Inc.
James A. Schoonover	53	Vice President of Sales and Marketing and Chief Marketing Officer
B. Mitchell Owens	53	Vice President and Chief Operating Officer of MEDTOX Diagnostics, Inc.
Susan E. Puskas	59	Vice President Quality, Regulatory Affairs, and Human Resources
Charlotte L. Sebastian	60	Vice President, Human Resources
Angela M. Lacis	35	Corporate Controller and Principal Accounting Officer

Information with respect to each of our executive officers other than Richard J. Braun is provided below. Information regarding Mr. Braun, who is a director as well as an executive officer of the Company, has been previously provided in this proxy statement on page 9.

Kevin J. Wiersma, was appointed our Chief Financial Officer on May 22, 2002 and as Chief Operating Officer – MEDTOX Laboratories, Inc. on July 17, 2000. He was appointed a Vice President on July 20, 1998. Mr. Wiersma joined MEDTOX Laboratories in 1992 and continued with the Company following its acquisition by MEDTOX Scientific, Inc. Mr. Wiersma has served in various positions with the Company relating to finance and operations management.

James A. Schoonover, MBA, was appointed our Vice President of Sales and Marketing and Chief Marketing Officer on July 17, 2000. Mr. Schoonover joined the Company in August 1997 and has more than 25 years of experience in sales, public relations and sales management for a variety of service companies. Prior to joining MEDTOX Scientific, Inc., Mr. Schoonover was a Division Vice President for the medical services subsidiary of Olsten Corporation.

B. Mitchell Owens, MBA, was appointed Vice President and Chief Operating Officer of MEDTOX Diagnostics, Inc. on July 17, 2000. Mr. Owens has over 22 years of experience in the diagnostics industry. He joined the Company in 1988 and has served in various positions, including Director of Operations and General Manager. Prior to joining the Company, Mr. Owens was employed by GTE Technical Products Division and Kayser-Roth Corporation in related operations management positions.

Susan E. Puskas, MT (ASCP) SC, was appointed Vice President Quality, Regulatory Affairs and Human Resources on May 23, 2002. Ms. Puskas is a board certified Medical Technologist and Specialist in Clinical Chemistry through the American Society of Clinical Pathologists. Ms. Puskas has been with the Company since 1991. With over 25 years of clinical laboratory experience (greater than 20 years as a manager and supervisor), she oversees the quality systems and regulatory affairs of the Company, as well as the Human Resources Department.

Charlotte L. Sebastian, MA, SPHR, was appointed Vice President, Human Resources on May 26, 2009. She joined the Company as Director of Human Resources on July 11, 2005. Ms. Sebastian has over 30 years of experience as an HR professional, including management positions at Mentor Corporation, Medtronic, and the Wilder Foundation.

Angela M. Lacis, CPA (inactive), was appointed Corporate Controller on April 15, 2010, and serves as our Principal Accounting Officer. Ms. Lacis has over 14 years of finance and accounting experience. She joined MEDTOX Laboratories in 2000 and has served in various positions relating to finance. Ms. Lacis has served as the Company's Internal Financial Auditor since March of 2007. From June 2003 to March 2007, she previously served as Corporate Controller and Principal Accounting Officer for the Company.

Each of our executive officers is appointed by and serves at the direction of the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our directors and executive officers, and the beneficial owners of greater than 10% of our common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities of the Company. Directors, executive officers and such beneficial owners are required by SEC regulations to furnish us with copies of all reports they file under Section 16(a).

To our knowledge, based solely on our review of the copies of such reports (and amendments to such reports) furnished to us and written representations from our directors and executive officers that no other reports were required, we are not aware of any required Section 16(a) reports that were not filed on a timely basis with respect to the fiscal year ended December 31, 2009.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee of our Board of Directors, referred to in this Compensation Discussion and Analysis section as the "Committee", has responsibility for establishing, implementing and continually monitoring adherence with the Board's compensation philosophy.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific strategic goals by the Company, and which aligns executives' interests with those of the stockholders by rewarding performance that meets or exceeds those goals, with the ultimate objective of improving stockholder value.

To execute our compensation philosophy, we adhere to the following principles:

- variable compensation should comprise a significant part of an executive's compensation,
- both compensation opportunities provided to executive officers and the realizable values of those opportunities should vary significantly with performance achievements; and
- compensation opportunities for executive officers must be evaluated against those offered by companies similar in size and scope of operations.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions with respect to the named executive officers and approves recommendations by the Company's Chief Executive Officer regarding awards to other executives of the Company. The Committee and Chief Executive Officer annually review the performance of each named executive officer (other than the Chief Executive Officer, whose performance is reviewed solely by the Committee). The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives.

Setting Executive Compensation

Based on the compensation philosophy and objectives described above, the Committee has structured the Company's incentive-based executive compensation to motivate executives to achieve the financial and other performance goals set by the Company and reward the executives for achieving such goals. A significant percentage of our named executive officers' total compensation is in the form of incentive compensation, payable only if the performance goals are achieved.

The Committee regularly evaluates levels of compensation paid to our named executive officers to ensure that the Company maintains its ability to attract and retain highly qualified and industrious executives and that compensation provided to these key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies.

The Committee has engaged The Dean Group (TDG), an outside compensation consulting firm, to conduct an annual review of the Committee's total compensation program for our named executive officers. TDG provides the Committee with relevant market data and alternatives to consider when making compensation decisions with respect to our executive officers. During 2008, TDG utilized the 2008 Watson Wyatt Data Services Top Management (National Data) survey and compensation information regarding 15 comparable sized companies within the same industry as the Company, which are referred to in this proxy statement as the Peer Group, for purposes of assessing the elements and amounts of executive compensation to be paid to our executive officers in 2009. The Watson Wyatt survey includes information relating to private companies of comparable size, in terms of number of employees and revenues, to the Company. The Peer Group list consists of comparably sized public companies in Life Sciences and Health Care related businesses. The Committee reviews information provided by TDG to determine the appropriate level and mix of compensation. The Committee generally sets compensation for its named executive officers for target level performance at the median to 75th percentile of compensation paid to similarly situated executives of the companies included in the survey data. This reflects the Committee's expectation that, over the long term, the Company will continue to generate financial results in excess of the average of its peer group. Deviations from this target range may occur as dictated by the experience level of the individual and market factors. The companies used in the Peer Group list and Watson Wyatt survey are as follows:

Peer Group	Watson Wyatt Peer Group
Almost Family Inc	Automobile Protection Corporation
Bio Reference Laboratories	Basler Electric Company
Clinical Data Inc	Electro Rent Corporation
Continucare Corp	Ergotron Inc
CryoLife Inc	Etnyre International Ltd
Genomic Health Inc.	Genpro Inc
Gynoptix Laboratories	Genpro Transportation
Health Fitness Corporation	Gold Eagle Co
HearUSA Inc	Hu-Friedy Manufacturing Co Inc
I-trax Inc	ITOCHU International Inc
IntegraMed America Inc	Keenan & Associates
National Dentex Corp /MA	Kinetico Inc
NightHawk Radiology Holdings Inc	Lantech.com
OraSure Technologies Inc	Microflex Corporation
Osteotech Inc	Money Mailer LLC
	Parts Now LLC
	QSC Audio Products Inc
	Recycled Paper Greetings
	Renaissance Learning Inc
	SAGE Publications Inc
	Seaman Corporation
	Storck USA LP
	Tastefully Simple
	Tecolote Research Inc

In October 2008, TDG submitted to the Committee a report that included information about the competitiveness of the Company's compensation program. Based on the survey data, TDG advised the Committee that:

- The base salary levels of our named executive officers at the Vice President level are generally competitive and fall at or above the midpoint of TDG's recommended salary range. The base salary of the Company's Chief Executive Officer is below TDG's recommended salary range midpoint.

- The total cash compensation of our named executive officers, consisting principally of salary plus incentive compensation paid under the Company's Executive Incentive Compensation Plan (EICP), is competitive and, for the Company's Vice Presidents, falls near or slightly greater than the 75th percentile of the market. The total cash compensation level of the Chief Executive Officer falls at approximately the 75th percentile of the market.

- The Company's cash compensation levels for our named executive officers are consistent with the Company's total cash compensation philosophy, which promotes highly competitive variable cash awards for high levels of performance, with less emphasis on base salary (fixed compensation).

- The Company's Long-Term Incentive Plan (LTIP), which provides our named executive officers with long-term capital accumulation opportunities, is fair, competitive and well-designed.

2009 Executive Compensation Components

In 2009, the principal components of compensation for our named executive officers were:

- base salary;
- performance-based cash compensation under the EICP;
- performance-based cash compensation under the LTIP; and
- retirement and other benefits.

Base Salary

The Committee provides our named executive officers with base salary to compensate them for services rendered during the fiscal year. While a significant portion of compensation paid to our named executive officers is variable and tied to performance, the Committee believes that competitive base salaries must be paid to keep our executive talent and provide an appropriate level of immediately available compensation. Base salary is targeted at the midpoint of the established base salary range. Using market data, a base salary range is developed for each named executive officer taking into consideration his or her position, scope of responsibility, prior experience, breadth of knowledge and increases in cost of living indexes. The Committee considers each named executive officer's compensation relative to the Company's other named executive officers. The Committee and, in the case of the Vice Presidents, the Chief Executive Officer also considers the individual performance of each of our executive officers.

Salary levels are typically considered on an annual basis as part of the Company's performance review process, as well as upon a promotion or other change in job responsibilities. Merit increases based on the individual's performance are made when the Committee, with the input of the Chief Executive Officer, deems appropriate. For 2009, base salaries remained unchanged for Mr. Braun, Mr. Schoonover, Mr. Wiersma, Ms. Puskas, and Mr. Owens.

Performance-Based Incentive Compensation under the Executive Incentive Compensation Plan

The Committee adopted the Company's current Executive Incentive Compensation Plan effective January 1, 2004. The EICP provides for the Company's payment of incentive compensation, in the form of cash awards, in any calendar year the Committee deems appropriate, with the payment and amount of such awards being contingent on the achievement of financial goals established by the Committee. Bonus opportunities under the EICP are structured so that the target total annual cash compensation (base salary plus target EICP) approximates the median to 75th percentile of market practice because the Committee believes that the Company's performance is in the 75th percentile. Accordingly the Committee sets aggressive targets to align performance goals with the Company's targeted positioning. Financial goals may be expressed, for example, in terms of the Company's revenues, earnings per share, stock price, return on equity, net earnings, net earnings growth, cash flow, return on assets and/or total stockholder return. Historically, the financial performance goals have related to the Company's performance to encourage a team focus on the part of the Company's executive officers. In 2009, the Committee established financial performance goals related to the Company's operating income, revenues, operating cash flow, and selling, general and administrative expenses (SG&A) as a percentage of sales.

The plan establishes that performance goals determined by the Committee are to include:

- a threshold level of performance, below which no award amount is to be paid;
- a target level of performance (based on the Company's internal budget), at which an award in an amount equal to a specified percentage of the executive officer's base salary is to be paid; and
- a maximum level of performance, above which no additional award amount is to be paid.

For 2009, the Committee established the following threshold, target and maximum incentive award opportunities, each expressed as a percentage of the applicable named executive officer's base salary:

Position	Threshold	Target	Maximum
Chief Executive Officer	20%	100%	200%
Chief Financial Officer and Chief Operating Officer of MEDTOX Laboratories, Inc.	12%	60%	120%
Vice President and Chief Marketing Officer	12%	60%	120%
Vice President and Chief Operating Officer of MEDTOX Diagnostics, Inc.	12%	60%	120%
Vice President Quality, Regulatory Affairs and Human Resources	12%	60%	120%

For 2009, the Committee also established, for each performance goal, six different levels of potential awards under the EICP, each stated as a percentage of the maximum award. The award at the threshold level was 10% of the maximum level. The other levels of potential awards were 15%, 25%, 50%, 75% and 100% of the maximum level.

The Committee establishes the relative weighting of each of the performance goals at the time the goals are set, which typically occurs near the end of the fiscal year prior to the year for which the performance goals are to apply. The performance goals are developed with the benefit of the Company's internal budget for the upcoming fiscal year. For 2009, the weighting was as follows: operating income, 40%; revenues, 30%; operating cash flow, 15%; and SG&A as a percentage of sales, 15%.

The threshold, target, and maximum performance goals and the actual results for 2009 were as follows:

Goals and Weighting	Threshold	Target	Maximum	Results 2009	Percentage of Maximum
Operating Income (40%)	$6,000,000	$7,900,000	$10,500,000	$1,968,000	0.00%
Revenues (30%)	$87,100,000	$92,300,000	$95,600,000	$84,108,000	0.00%
Operating Cash Flow (15%)	$10,000,000	$11,000,000	$13,000,000	$4,165,000	0.00%
SG&A % of Sales (15%)	32%	29%	27%	32%	0.00%*
Total					0.00%

*For 2009, there were no bonus payments made. There was a small bonus earned for SG&A % of Sales, but the management team requested (based on overall Company financial performance and the economy) that there be no payment made, and the Committee agreed to the request.

Each performance goal under the EICP is earned independent of the other performance goals. Accordingly, an award can be earned upon the satisfaction of some, but not all, of the performance goals.

The Committee also has the authority to increase or decrease the amount of any award otherwise due upon the attainment of the applicable performance goal, provided the maximum award is not exceeded.

Performance-Based Incentive Compensation under the Long-Term Incentive Plan

Prior to the end of 2003, long-term incentive compensation paid to our named executive officers principally consisted of grants of stock options and shares of restricted stock under an equity compensation plan that expired in September 2003. In addition, the Committee has in the past granted to various existing and former executive employees, including Mr. Braun, non-qualified options to purchase shares of our common stock. These grants were made on an individual basis and not under the equity compensation plan. In 2003, with the uncertainty surrounding the accounting and regulatory treatment of stock option plans, and the desire to minimize stockholder dilution, the Committee decided not to seek stockholder approval of a new plan. Instead the Committee developed the LTIP for long-term incentive compensation. Three important objectives for the LTIP were to have certainty in the accounting treatment, minimize dilution, and provide a long-term incentive that also provided opportunity for investment in Company stock.

In December 2004, the Committee adopted the MEDTOX Scientific, Inc. Long-Term Incentive Plan. Awards under the LTIP have, to date, mirrored those under the EICP, reflecting that the Committee has established common performance goals under the two plans, the same weighting of those goals, as well as the same threshold, target and maximum awards levels. This was true in 2009.

The main distinction between the LTIP and the EICP is that the LTIP provides that cash awards under the LTIP are credited to a plan participant's account in a grantor trust as of the date awarded by the Committee. A participant's contribution is made in cash and is allocated (by direction of the participant) among the investment choices authorized by the Committee. A participant may elect to have some or all of his or her contribution amount allocated to shares of our common stock. If a participant elects to allocate some or all of his or her contribution amount to shares of our common stock, the corresponding cash contribution will be applied to purchase shares of such stock from time to time in the open market or in private transactions. The shares so acquired are contributed to and held in a grantor trust for the benefit of the participant until the award is vested and paid out in accordance with the terms of the LTIP.

Under the LTIP, the vesting period (from 36 to 60 months) for any award is to be determined by the Committee. In the absence of such determination, the contribution amount vests 60 months after the date granted. However, the Committee may, in its sole discretion, accelerate the vesting of an award. In addition, a plan participant's award(s) becomes 100% vested immediately upon the occurrence of any of the following: (a) a Change in Control (as defined in the LTIP); (b) an involuntary termination other than for "cause" (as defined in the LTIP); (c) the participant's death; or (d) the participant's becoming disabled. If a participant terminates his or her service with the Company prior to the vesting of an award, the award is forfeited unless the termination was in connection with the participant's "retirement" (as defined in the LTIP) or any of the events that may trigger immediate or deferred vesting.

The Committee believes that this balanced program achieves all of the following:

- delivers performance-based at risk compensation that provides an opportunity for equity participation,
- ensures longer term business focus through performance awards that vest over periods of three to five years,
- aligns the executive officers with the interests of all stockholders, and
- addresses concerns related to stockholder dilution.

Award values were determined so that total annual direct compensation levels (base salary plus target annual cash incentive pay plus expected value of LTIP) approximate the median to 75th percentile of market practice. This level was selected based on the Company's performance results.

In general, the value of a participant's account under the LTIP may not be paid to a participant prior to the earlier of: (a) the participant's termination of employment with the Company; (b) a date pre-selected by the Committee or the participant; or (c) the later of (a) or (b). A participant's account value is to be distributed in either a lump-sum or in annual installment payments of at least two, but not more than ten years, in accordance with the designation of the Committee or the participant's election.

Retirement and Other Benefits

The Company has no defined benefit pension plan, but has a contributory 401(k) plan that has had no Company match for any of our named executive officers. Effective December 31, 2006, our named executive officers ceased to be eligible to contribute to the 401(k) plan.

In December 2004, the Committee adopted the MEDTOX Scientific, Inc. Supplemental Executive Retirement Plan (SERP), a deferred compensation plan that does not satisfy the minimum coverage, non-discrimination and other rules that "qualify" broad-based plans for favorable tax treatment under the Internal Revenue Code, or the Code. The SERP provides additional retirement benefits to a select group of management employees as an integral part of a total compensation package designed to attract and retain top executive performers. Participation in the SERP is limited solely to the officers of the Company designated by the Committee. All of our named executive officers participated in the SERP in 2009.

The terms of the SERP provide that plan participants shall be entitled to the following amounts with respect to any calendar year:

- an annual supplemental retirement contribution in an amount determined at the discretion of the Committee (none were made in 2009);

- an annual 401(k) restoration amount equal to the sum of: (a) the maximum contribution permitted to a 401(k) plan under Section 402(g)(1)(B) of the Code for the taxable year ending with the applicable calendar year, (b) the maximum catch-up contribution permitted to a 401(k) plan under Section 414(v)(2)(B)(i) of the Code for the taxable year ending with the applicable calendar year, and (c) 10% of the participant's compensation in excess of the limit on compensation under Section 401(a)(17) of the Code;

- an elective deferred compensation amount equal to the elected percentage (from 0% to 50%) of the participant's base compensation for the applicable calendar year; and

- an elective deferred short-term bonus amount equal to the elected percentage (from 0% to 100%) of any EICP award to the participant in the applicable calendar year.

Mr. Braun's SERP contribution, in addition to the 401(k) restoration amount described above, includes $75,000 which is meant to replace a previously negotiated annual restricted stock award that was obviated by the expiration of the Company's equity compensation plan in 2003.

Perquisites and Other Personal Benefits

The Company has terminated all perquisites for automobile, financial planning and supplemental insurance effective January 1, 2007.

Employment Agreements

The Company has entered into employment agreements with certain key employees, including its named executive officers. The employment agreements are designed to promote stability and continuity of senior management in the event of an actual or threatened Change in Control. Information regarding applicable payments under such agreements for our named executive officers is provided under the heading "Potential Payments Upon Termination or Change-In-Control" on page 32.

Tax Implications

Deductibility of Executive Compensation

As part of its role, the Committee has reviewed and considered the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 (excluding certain qualified performance-based compensation) that is paid to certain individuals. The Company intends in the future that compensation paid under the management incentive plans will be fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers and to support future strategic initiatives of the Company.

Stock Ownership/Retention Guidelines

To directly align the interests of our executive officers with the interests of our stockholders, the Committee requires that each executive officer maintain a minimum ownership interest in the Company. The amount required to be retained is one times annual salary. All of our executive officers have met and exceed the minimum requirements.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of the Company has reviewed and discussed with management the information contained in the Compensation Discussion and Analysis section of this proxy statement and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

/s/ Robert A. Rudell
Committee Chairman

/s/ Brian P. Johnson
Committee Member

/s/ Robert J. Marzec
Committee Member

Summary Compensation Table

The following table summarizes compensation awarded to, earned by or paid to the Company's (i) Chief Executive Officer, (ii) Chief Financial Officer and (iii) three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer, each of whom was serving as an executive officer of the Company as of December 31, 2009, with respect to our fiscal year ended December 31, 2009. In this proxy statement, we refer to our Chief Executive Officer, our Chief Financial Officer and these three other executive officers collectively as our "named executive officers".

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($) (2)	Total ($)
Richard J. Braun	2009	$350,500	$ -	$122,292	$472,792
Chairman of the Board of Directors, President,	2008	$350,500	$294,840	$152,500	$797,840
Chief Executive Officer	2007	$336,903	$906,808	$148,000	$1,391,711
Kevin J. Wiersma	2009	$219,325	$ -	$16,500	$235,825
Chief Financial Officer, Vice President and	2008	$216,782	$92,248	$15,500	$324,530
Chief Operating Officer of MEDTOX Laboratories, Inc.	2007	$205,066	$271,500	$15,500	$492,066
James A. Schoonover	2009	$222,376	$ -	$22,000	$244,376
Vice President and Chief	2008	$219,798	$93,532	$20,500	$338,830
Marketing Officer	2007	$207,200	$275,276	$20,500	$502,976
B. Mitchell Owens	2009	$207,506	$ -	$22,000	$229,506
Vice President and Chief Operating Officer of	2008	$205,100	$87,278	$20,500	$312,878
MEDTOX Diagnostics, Inc.	2007	$193,873	$256,868	$20,500	$471,241
Susan E. Puskas	2009	$219,325	$ -	$22,000	$241,325
Vice President Quality, Regulatory Affairs, and	2008	$216,782	$92,248	$20,500	$329,530
Human Resources	2007	$205,066	$271,500	$20,500	$497,066

(1) Represents the aggregate dollar amount of awards earned under the EICP and LTIP upon the satisfaction of performance-based financial and other objectives for 2008 and 2007. There were no awards earned under the EICP or LTIP for 2009. The EICP and LTIP award amounts each represent 50% of the total amounts in this column. Both EICP and LTIP awards are paid in cash. However, under the LTIP, awards are deferred for a period determined by the Committee, during which period award recipients have the option to invest such awards in any of the investment choices authorized by the Committee, including shares of the Company's common stock purchased in open-market transactions. Each of the named executive officers elected to invest the full amount of their 2008 LTIP awards in shares of our common stock. The named executive officers elected to invest their 2007 LTIP awards in shares of our common stock or to the First American Treasury Obligations Fund.

(2) Represents Company contributions to the named executive officer's participant account under our Supplemental Executive Retirement Plan.

Grants of Plan-based Awards Table

The following table summarizes grants made on February 11, 2009, of plan-based awards that could be earned by our named executive officers with respect to the fiscal year ended December 31, 2009.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)		
Name	**Plan**	**Threshold ($)**	**Target ($)**	**Maximum ($)**
Richard J. Braun	EICP	$70,100	$350,500	$701,000
	LTIP	$70,100	$350,500	$701,000
Kevin J. Wiersma	EICP	$26,319	$131,595	$263,190
	LTIP	$26,319	$131,595	$263,190
James A. Schoonover	EICP	$26,685	$133,426	$266,851
	LTIP	$26,685	$133,426	$266,851
B. Mitchell Owens	EICP	$24,901	$124,504	$249,007
	LTIP	$24,901	$124,504	$249,007
Susan E. Puskas	EICP	$26,319	$131,595	$263,190
	LTIP	$26,319	$131,595	$263,190

(1) For 2009, there were no bonus payments made. There was a small bonus earned for SG&A % of Sales, but the management team requested (based on overall Company financial performance and the economy) that there be no payment made, and the Committee agreed to the request.

Narrative Disclosure Relating to the Summary Compensation Table

Base Salary

The Company has entered into employment agreements with each of our named executive officers. The employment agreement with Richard J. Braun, our President and Chief Executive Officer, and the Chairman of our Board of Directors, was revised and renewed as of January 1, 2007. After an analysis of Mr. Braun's total compensation, the Committee determined that the Company should no longer provide supplemental insurance and auto allowance payments and that those costs should be borne by the executive directly. Mr. Braun's employment agreement provides for an annual base salary of $300,000, which is to be reviewed annually. The employment agreements of our other named executive officers were entered into on December 27, 2006, and provide for annual base salaries equal to their base salaries received in 2006, subject to annual review. The term of each of the employment agreements with our named executive officers is one year, subject to automatic renewal for 12-month terms if not terminated in accordance with the terms of the agreement.

Performance-Based Incentive Compensation under the EICP and LTIP

Each of the employment agreements with our named executive officers provides that the executive officer is eligible to participate in the Company's EICP and LTIP.

For 2009, the performance goals established by the Committee under the EICP for each of our executive officers related to the Company's operating income, revenues, operating cash flows, and SG&A as a percentage of sales.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information as of December 31, 2009, regarding unexercised stock options held by each of our named executive officers.

Option Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable (1)**	**Option Exercise Price ($)(2)**	**Option Expiration Date**
Richard J. Braun	36,636	$3.70	12/31/2013
	30,000	$4.41	1/1/2013
	16,500	$6.85	1/1/2012
	12,187	$4.25	5/1/2011
	4,344	$6.58	11/1/2010
Kevin J. Wiersma	30,000	$3.70	12/31/2013
	15,000	$4.41	1/1/2013
	9,900	$6.85	1/1/2012
	21,999	$4.25	5/1/2011
James A. Schoonover	30,000	$3.70	12/31/2013
	15,000	$4.41	1/1/2013
	9,900	$6.85	1/1/2012
	21,999	$4.25	5/1/2011
	13,749	$6.58	11/1/2010
B. Mitchell Owens	30,000	$3.70	12/31/2013
	15,000	$4.41	1/1/2013
	9,900	$6.85	1/1/2012
	21,999	$4.25	5/1/2011
	18,333	$6.58	11/1/2010
Susan E. Puskas	30,000	$3.70	12/31/2013
	15,000	$4.41	1/1/2013
	6,600	$6.85	1/1/2012
	12,834	$4.25	5/1/2011
	3,207	$6.58	11/1/2010

(1) All option awards were fully vested as of December 31, 2009.

(2) The exercise price of stock options reflected in the table represents the closing market price of our common stock on the date of grant.

Option Exercises Table

The following table sets forth certain information with respect to the amounts received upon the exercise of options during the year ended December 31, 2009, for each of the named executive officers on an aggregated basis.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
Richard J. Braun	15,000	$ 45,200
Kevin J. Wiersma	9,168 (2)	$ 45,890
James A. Schoonover	-	-
B. Mitchell Owens	32,085 (3)	$ 167,488
Susan E. Puskas	2,751 (4)	$ 13,880

(1) Represents the difference between the exercise price and the fair market value of our common stock on the date of exercise, multiplied by the number of shares underlying the options exercised.

(2) In connection with his exercise, Mr. Wiersma swapped options for 5,758 shares sufficient to cover the exercise price and the withholding of taxes and retained the remaining 3,410 shares.

(3) In connection with his exercise, Mr. Owens swapped options for 10,759 shares sufficient to cover the exercise price and the withholding of taxes and retained the remaining 21,326 shares.

(4) In connection with her exercise, Ms. Puskas swapped options for 1,723 shares sufficient to cover the exercise price and the withholding of taxes and retained the remaining 1,028 shares.

Pension Benefits

We do not have a defined benefit pension plan and our named executive officers are not eligible to participate in the Company's 401(k) plan.

Nonqualified Deferred Compensation Table

The following table shows the nonqualified deferred compensation plan activity during 2009.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($) (1)	Aggregate Earnings in Last FY ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (3)
Richard J. Braun	-	$122,292	$ 174,219	-	$ 675,294
Kevin J. Wiersma	-	$ 16,500	$ 29,085	-	$ 85,610
James A. Schoonover	-	$ 22,000	$ 22,760	-	$ 73,891
B. Mitchell Owens	-	$ 22,000	$ 32,428	-	$ 93,984
Susan E. Puskas	-	$ 22,000	$ 35,507	-	$ 103,758

(1) Represents the Company's contribution to the SERP. This contribution is also included in "All Other Compensation" in the Summary Compensation Table on page 28.

(2) Represents earnings on the plan balance in 2009.

(3) Includes previously reported executive and registrant contributions.

Under the SERP, a participant's interest in the SERP is reflected in an individual participant account. The participant's annual supplemental retirement contribution amount and annual 401(k) restoration amount are credited to the participant's account as of the date granted by the Committee, but no later than April 1 after the close of the applicable calendar year. A corresponding contribution is made to a grantor trust no later than December 31 after the close of the applicable calendar year. The participant's deferred compensation amount and deferred short-term bonus amount are credited to the participant's account as of the pay date such amount would have been paid to the participant, absent a deferral, under the SERP. A corresponding contribution of such amount is made to a grantor trust as soon as reasonably practicable after such amount is credited to the participant's account.

A participant is vested in 1/36th of his 2009 annual supplemental retirement contribution amount and annual 401(k) restoration amount for the applicable calendar year for each full month the participant is employed by the Company during the calendar year that such amounts are contributed to the grantor trust under the plan. A participant is 100% vested at all times in the deferred compensation amount and deferred EICP bonus amount.

A participant advises the Committee how the participant wishes his account to be allocated among the investment choices authorized by the Committee.

In general, the value of a participant's account under the plan may not be paid to a participant prior to the earlier of: (a) the participant's termination of employment with the Company; (b) a date pre-selected by the participant; (c) the earlier of (a) or (b); or (d) the later of (a) or (b). A participant's account value is to be distributed in either a lump-sum or in annual installment payments of at least two years, but not more than ten years, in accordance with the participant's election.

Potential Payments Upon Termination or Change In Control

Under the terms of each of the employment agreements with our named executive officers, we are obligated to make payments (and continue to provide benefits) to these executive officers in any of the following circumstances:

- the termination of the executive officer's employment other than for "Cause" (as defined in the employment agreements), including in the event of the executive officer's voluntary termination or death;
- upon the occurrence of a "Change in Control" or a "Potential Change in Control" (as those terms are defined in the employment agreements);
- a material alteration of the executive officer's duties, responsibilities or authority, or a required relocation of greater than 50 miles; or
- a breach by the Company of any of its obligations under the applicable employment agreement.

For purposes of each of the employment agreements:

"*Cause*" is defined as the willful and continued failure by the executive officer to substantially perform his or her duties after a written demand for substantial performance is delivered by the Board, or the willful engaging by the executive officer in conduct that is demonstrably and materially injurious to the Company, monetarily or otherwise.

"*Change in Control*" is defined as: (a) a Change in Control that would be required to be reported under the SEC's proxy rules; (b) a merger or consolidation to which we are a party if, following consummation of the merger or consolidation, the individuals and entities who were stockholders of the Company have beneficial ownership of less than 50% of the combined voting power of the surviving corporation; or (c) if, during any period of 24 consecutive months, individuals who constitute the Board cease for any reason other than death to constitute at least a majority of the Board.

"*Potential Change in Control*" is deemed to have occurred if: (a) we enter into an agreement, the consummation of which would result in a Change in Control; (b) any person publicly announces an intention to take or consider taking actions which, if consummated, would constitute a Change in Control; (c) any person becomes the beneficial owner, directly or indirectly, of 25% or more of the combined voting power of our then outstanding securities; or (d) the Board adopts a resolution to the effect that a Potential Change in Control has occurred.

Termination Without Cause, Upon a Change in Control/Potential Change in Control, Change in Duties/Relocation, or Our Breach of the Employment Agreement

In the event of a termination of a named executive officer (i) without Cause, (ii) upon a Change in Control or Potential Change in Control, (iii) in connection with a change in duties or a relocation, or (iv) in connection with our breach of the applicable employment agreement, the executive officer's employment shall cease and he or she shall be entitled to:

- payment of his or her then current base salary for 12 months following the date of termination, unless the termination is in connection with a Change in Control or Potential Change in Control, in which case the payment period for base salary continuation shall be 24 months (in Mr. Braun's case) and 18 months (in the case of each of our other named executive officers);

- payment of one times the annual incentive compensation target provided for under the EICP for the 12-month period following the date of termination, unless the termination is in connection with a Change in Control or Potential Change in Control, in which case the payment shall be two times (in Mr. Braun's case) or 1.5 times (in the case of each of our other named executive officers) the annual incentive compensation target then in effect under the EICP, such incentive compensation to be paid in a lump sum in the event of a Change in Control;

- continued participation in the EICP, on a pro rata basis, for the calendar year in which the termination occurs;

- a lump-sum payment of any amounts the executive officer has accrued under the LTIP and the SERP, as well as shares of restricted stock held by the executive officer; and

- continuous coverage, at the Company's expense, under any group health plan and other benefits maintained by or on behalf of us in which the executive officer participated at the date of termination, for a 12-month period following the date of termination, unless the termination is in connection with a Change in Control or Potential Change in Control, in which case the coverage will be for a 24-month period (in Mr. Braun's case) or an 18-month period (in the case of each of our other named executive officers).

Termination Upon Death

If a named executive officer's employment terminates as a result of his or her death, the executive officer is entitled to continuation of the payment of his or her base salary (to be paid to the executive officer's beneficiary) for a period of 24 months (in Mr. Braun's case) and 18 months (in the case of each of our other named executive officers). In addition, the executive officer would be entitled to 2 times (in the case of Mr.

Braun) and 1.5 times (in the case of each of our other named executive officers) the annual incentive compensation target then in effect under the EICP, to be paid in a lump sum to the executive officer's beneficiary. In addition, any amounts the executive officer has accrued under the LTIP and the SERP, as well as shares of restricted stock held by the executive officer, would be paid to his or her beneficiary.

Voluntary Termination

If a named executive officer voluntarily terminates his employment, we are obligated to pay his or her base salary for a period of 60 days from the date of notice. In addition, any amounts accrued under the SERP are to be paid in a lump sum upon termination.

Retirement

If a named executive officer retires, we are obligated to pay any amounts due under the LTIP on the effective date of retirement. We are also obligated to pay amounts accrued in the participant's account under the SERP on dates pre-selected by the participant.

Calculation of Benefits

The following table includes an estimate of the potential payments we would be required to make upon the termination of employment of our named executive officers in each of the circumstances described above. In providing the estimated potential payments, we have made the following general assumptions in all circumstances where applicable:

- The date of termination is December 31, 2009, and the closing price of our common stock on that date is $7.75 per share.

- The annual base salary at the time of termination is equal to the base salary as of December 31, 2009, for each executive officer as follows: Richard J. Braun, $350,500; Kevin J. Wiersma, $219,325; James A. Schoonover, $222,376; B. Mitchell Owens, $207,506; and Susan E. Puskas, $219,325.

- There is no accrued and unpaid base salary or incentive compensation under either the EICP or the LTIP.

- As of December 31, 2009, Mr. Braun is the only executive officer that has reached an age eligible for retirement under the plans.

Name	Benefit	Termination Without Cause	Change in Control	Voluntary Termination	Retirement	Death
Richard J. Braun	Salary	$ 350,500	$ 701,000	$ 58,417	$ -	$ 701,000
	Annual Incentive	350,500	701,000	-	-	701,000
	Benefits' Continuation	14,096	28,192	-	-	28,192
	SERP	675,294	675,294	543,248	675,294	675,294
	LTIP	1,182,813	1,182,813	-	1,182,813	1,182,813
	Total	2,573,203	3,288,299	601,665	1,858,107	3,288,299
B. Mitchell Owens	Salary	$ 207,506	$ 311,259	$ 34,584	$ -	$ 311,259
	Annual Incentive	124,503	186,755	-	-	186,755
	Benefits' Continuation	13,898	20,847	-	-	20,847
	SERP	93,984	93,984	42,544	-	93,984
	LTIP	311,876	311,876	-	-	311,876
	Total	751,767	924,721	77,128	-	924,721
Susan E. Puskas	Salary	$ 219,325	$ 328,988	$ 36,554	$ -	$ 328,988
	Annual Incentive	131,595	197,393	-	-	197,393
	Benefits' Continuation	9,700	14,550	-	-	14,550
	SERP	103,758	103,758	42,544	-	103,758
	LTIP	345,100	345,100	-	-	345,100
	Total	809,478	989,789	79,098	-	989,789
James A. Schoonover	Salary	$ 222,376	$ 333,564	$ 37,063	$ -	$ 333,564
	Annual Incentive	133,426	200,138	-	-	200,138
	Benefits' Continuation	13,888	20,833	-	-	20,833
	SERP	73,891	73,891	42,799	-	73,891
	LTIP	398,763	398,763	-	-	398,763
	Total	842,344	1,027,189	79,862	-	1,027,189
Kevin J. Wiersma	Salary	$ 219,325	$ 328,988	$ 36,554	$ -	$ 328,988
	Annual Incentive	131,595	197,393	-	-	197,393
	Benefits' Continuation	13,884	20,827	-	-	20,827
	SERP	85,610	85,610	31,962	-	85,610
	LTIP	350,261	350,261	-	-	350,261
	Total	800,675	983,079	68,516	-	983,079

Under each of the employment agreements with our named executive officers, the executive officer has agreed not to divulge, furnish or otherwise make accessible to anyone or use in any way (other than in the business of the Company) any confidential or secret knowledge or information of the Company, including trade secrets, secret designs, processes, formulae, plans, devices or materials, customer or supplier lists of the Company, or any other confidential information. In addition, the executive officer has agreed, during the term of the agreement, and for a period of 12 months thereafter, not to, directly or indirectly, engage in competition with us in any manner or capacity in any phase of its business conducted during the term of the agreement. Further, in the 12-month period following the termination of the agreement, the executive officer has agreed not to solicit or otherwise encourage (i) any customer to purchase, lease or otherwise use any product or service offered by the executive officer or any organization with which he or she is affiliated, or (ii) any of our employees to leave the employ of the Company.

Director Compensation

Each non-employee Board member receives annual compensation in an amount determined by the Compensation Committee from time-to-time to be appropriate. Such compensation is currently established as set forth below:

- The annual base compensation to be paid to non-employee Board members is $16,000.
- $4,000 is added to the annual base compensation for service as Chairperson of the Corporate Governance and Nominating Committee.
- $6,000 is added to the annual base compensation for service as Chairperson of the Compensation Committee or as Chairperson of the Audit Committee.
- Non-employee Board members also receive an annual long-term incentive contribution amount under the Company's Long-Term Incentive Plan of $16,000.
- Non-employee Board members who serve as Chairperson of the Corporate Governance and Nominating Committee receive an additional annual long-term incentive contribution amount under the LTIP of $4,000.
- The non-employee Board members who serve as Chairperson of the Compensation Committee or as Chairperson of the Audit Committee receive an additional annual long-term incentive contribution amount under the LTIP of $6,000.

Each of the non-employee Board members elected to take their entire 2009 LTIP contribution amount in the form of shares of our common stock.

In addition to the compensation described above, Board members are entitled to reimbursement for travel-related expenses incurred in attending meetings of the Board and its committees.

The following table shows total compensation earned by each non-employee director during 2009.

Name	Fees Earned or Paid in Cash ($)	Non-Equity Incentive Plan Compensation ($) (1)	Total ($)
Brian P. Johnson	$20,000	$20,000	$40,000
Robert J. Marzec	$22,000	$22,000	$44,000
Samuel C. Powell	$16,000	$16,000	$32,000
Robert A. Rudell	$22,000	$22,000	$44,000

(1) Represents contribution amounts awarded under our LTIP. Each non-employee director elected to take his entire LTIP contribution amount in the form of shares of our common stock.

Equity Compensation Plan Information

The following table sets forth information about our equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	539,722 (1)	$4.70	- (2)
Equity compensation plans not approved by security holders	35,496 (3)	$4.77	-
Total	575,218	$4.70	-

(1) Includes shares of our common stock to be issued upon the exercise of options granted under the Restated Equity Compensation Plan. Our stock option plans have provided incentives to eligible employees, officers and non-employee directors in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted and unrestricted stock awards, performance shares and other stock-based awards. The Compensation Committee of the Board of Directors determines the exercise price (not to be less than the fair market value of the underlying stock) of stock options at the date of grant. Options generally become exercisable in installments over a period of one to five years and expire ten years from the date of grant. Restricted stock awards have been awarded with a fixed restriction period. The plans include an anti-dilution formula that automatically adjusts the number of shares to be issued for the effects of any stock dividends or stock splits.

(2) At December 31, 2009, the Restated Equity Compensation Plan and the Amended and Restated Stock Option Plan for Non-Employee Directors had expired, although options granted under such plans before that date continue to be outstanding and exercisable. There are no options available for future grant under either plan.

(3) Consists of isolated grants of non-qualified options from time-to-time to employees or officers outside of our equity compensation plans made prior to the date that stockholder approval of such grants was required.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee as of the 2009 fiscal year end were Robert A. Rudell, Robert J. Marzec and Brian P. Johnson. None of the members of the Compensation Committee during fiscal 2009 is or was an officer or employee of the Company or any of its subsidiaries. During 2009, no executive officer of the Company served as a director or member of the compensation committee of any other entity which had an executive officer serving as a member of our Board or the Compensation Committee of our Board.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010

The Audit Committee has selected Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010, and the Board of Directors has further directed that management should submit the appointment of the independent registered public accounting firm for ratification by our stockholders at the annual meeting. Deloitte & Touche has audited the Company's financial statements since 1998.

Our bylaws do not require that our stockholders ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm. However, the Board is submitting the appointment of Deloitte & Touche LLP to our stockholders for ratification as a matter of good corporate governance. The Audit Committee will consider the outcome of this vote in its decision to appoint an independent registered public accounting firm next year, but is not bound by the stockholders' vote. Even if the selection of Deloitte & Touche LLP is ratified, the Audit Committee may change the appointment at any time during the year if it determines that a change would be in the best interest of the Company and its stockholders.

Representatives from Deloitte & Touche LLP are expected to be present at the annual meeting to answer questions, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. Further information about the services of Deloitte & Touche LLP, including the fees paid in 2009 and 2008, is set forth on page 39.

The Board of Directors recommends that stockholders vote FOR Proposal 2.

REPORT OF THE AUDIT COMMITTEE

In accordance with its written charter adopted by the Board of Directors and as revised in December 2007, the Audit Committee ("Committee") of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. During the fiscal year ended December 31, 2009, the Committee Chairman discussed the interim financial information contained in each quarterly earnings announcement with Company management and the independent registered public accounting firm prior to each public release.

The Committee has received the written disclosures and the letter from the Company's independent registered public accounting firm, Deloitte & Touche LLP, required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence. The Committee reviewed, with the independent registered public accounting firm and management, the audit plan, audit scope, and identification of audit risks.

The Committee reviewed the audited consolidated financial statements of the Company as of and for the year ended December 31, 2009, with management and the independent registered public accounting firm. Management has the responsibility for the preparation of the Company's consolidated financial statements and the independent registered public accounting firm has the responsibility for the examination of those statements. The Committee also discussed and reviewed with the independent registered public accounting firm all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's examination of the consolidated financial statements.

Based on the above-mentioned review and discussions with management and the independent registered public accounting firm, the Committee recommended to the Board that the Company's consolidated audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the SEC.

Date: March 10, 2010

/s/ Robert J. Marzec
Committee Chairman

/s/ Robert A. Rudell
Committee Member

/s/ Brian P. Johnson
Committee Member

FEES TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees for professional services rendered by Deloitte & Touche LLP for the audit of our annual consolidated financial statements for the years ended December 31, 2009 and 2008, and fees billed for other services rendered by Deloitte & Touche LLP during those periods. All of these fees were approved by the Audit Committee.

	2009	2008
Audit Fees (a)	$ 316,000	$ 348,000
Audit-Related Fees	-	-
Tax Fees (b)	97,000	126,000
All Other Fees	-	-
Total	$ 413,000	$ 474,000

(a) Includes fees for professional services provided in connection with the audit of our annual financial statements, review of our quarterly financial statements, Sarbanes-Oxley Section 404 work and review of other documents filed with the SEC.

(b) Represents fees for tax compliance services.

PROPOSAL 3

APPROVAL OF THE MEDTOX SCIENTIFIC, INC. 2010 STOCK INCENTIVE PLAN

On December 15, 2009, the Board of Directors approved the MEDTOX Scientific, Inc. 2010 Stock Incentive Plan (the "Plan"), subject to approval by the Company's stockholders, which permits awards of restricted stock to officers, employees and prospective employees who have accepted offers of employment ("Participants"). The Board believes that offering such restricted stock awards ("Award" or "Awards") will give the Company a competitive advantage in attracting, retaining and motivating officers and certain employees, and that this will, in turn, promote the future growth and development of the Company. Therefore, the Board recommends that all stockholders vote in favor of the Plan.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to the chief executive officer and to any of the three other most highly compensated officers of a publicly-held company, other than the chief executive officer and chief financial officer. However, certain types of compensation, including performance-based compensation, are excluded from this limit. Generally speaking, for compensation resulting from Awards to qualify as "performance-based" within the meaning of Code Section 162(m), the following conditions must be met: (i) the grant of such Awards must be made by a compensation committee of the Board of Directors that consists solely of two or more "outside directors" as defined by Code Section 162(m); (ii) the vesting of Awards must be conditioned on the achievement of one or more objective performance criteria, the material terms of which are approved by the stockholders; and (iii) the Plan must state the maximum number of shares for which Awards may be granted during a specified period, and the stockholders must approve such limits. The Board of Directors believes that it is in the best interests of the Company and its stockholders to preserve the ability of the Company to deduct in full the compensation resulting from Awards granted under the Plan following the Annual Meeting. Therefore, the Plan provides for performance-based vesting of those awards which are designed to comply with the requirements of Code Section 162(m).

The affirmative vote of a majority of the shares of our common stock represented and voting on this proposal at the annual meeting is required for approval of the Plan.

Summary of 2010 Stock Incentive Plan

The following summary of the material terms of the Plan is qualified in its entirety by the full text of the Plan, which is attached to this proxy statement as Annex A.

Administration. The Plan will be administered by the Compensation Committee of the Board or such other committee appointed by the Board (the "Committee"). Such Committee will be comprised of not less than two directors. The Committee has broad discretion to administer the Plan, interpret its provisions, and adopt rules for its implementation. This discretion includes the authority to determine when and to whom Awards will be granted, the number of shares subject to each Award, and the terms and conditions to which each Award is subject. For example, the Committee may establish continued employment, achievement of performance criteria, vesting, or other conditions that must be satisfied by the Participant. Except to the extent prohibited by applicable law or rules of a stock exchange, the Committee may delegate its duties under the Plan.

All decisions by the Committee or its delegate made within its discretion and authority regarding the grant of any Award is final and binding on all persons, including the Company. With certain limitations for compliance with Section 16 of the Exchange Act or Code Section 162(m), any authority granted to the Committee may also be exercised by the Board.

Eligibility. Officers and other employees of the Company (including prospective employees who have accepted offers of employment) who contribute to the management, growth, or profitability of the Company or its subsidiaries are eligible to receive Awards under the Plan. As of April 22, 2010, the Company has 7 officers, 607 employees, and no prospective employees who are eligible to participate in the Plan.

A New Plan Benefits table is not provided because no grants under the Plan will be effective until the Plan is approved by the stockholders and because all Awards under the Plan are discretionary.

Termination of Employment. Except as otherwise provided in the agreement evidencing the Award or by the terms of the Plan, an Award shall be forfeited upon a Participant's termination of employment prior to the expiration of the restriction period or before the applicable performance goals have been achieved. However, the Committee has the discretion to waive, in whole or in part, any or all vesting conditions, restrictions or limitations applicable to any Award.

Shares Available. Stock issued under the Plan may come from authorized but unissued shares of our common stock or treasury shares. The total number of shares of our common stock available for grants of Awards to eligible individuals is 500,000 shares of common stock. No Participant may be granted Awards for more than 5,000 shares during any calendar year. If any Awards granted under the Plan are forfeited, the shares subject to the Award will be available for future Awards. Additionally, to the extent any shares subject to an Award are used to satisfy a tax withholding obligation, such shares will remain available for Awards granted under the Plan.

Type of Awards. Under the Plan, the Committee may only grant awards of restricted stock. A restricted stock award is a grant of shares of common stock subject to a risk of forfeiture, restrictions on transferability, and any other restrictions imposed by the Committee in its discretion. The restricted stock may not be sold, assigned, transferred, pledged, or otherwise encumbered by the Participant until the risk of forfeiture and other restrictions have lapsed. Except as otherwise provided in the agreement evidencing the Award or by the terms of the Plan, the Participant has rights as a stockholder, including the right to vote the shares and the right to receive dividends.

If an Award is intended to qualify as "performance-based compensation" under Code Section 162(m), the risks of forfeiture shall lapse based on the achievement of one or more performance objectives established in writing by the Committee in accordance with Code Section 162(m) and the applicable regulations. Such performance objectives shall consist of one or more of the following: (i) total stockholder return, including its components of stock price appreciation, dividends, and/or dividend yield; (ii) return on assets, equity, invested capital, cash flow, investment, or related return ratios; (iii) sales, operating income, revenues, or net revenues; (iv) pre-tax or after-tax profit levels, including net earnings, net earnings growth, earnings per share, and earnings before interest, taxes, depreciation and amortization (EBITDA); (v) cash flow, operating cash flow, or free cash flow; and (vi) levels of operating expense, including reductions in the Company's overhead ratio, expense-to-sales ratios, or debt levels. In all cases, the performance objectives shall include threshold, target and maximum levels.

Recapitalizations and Changes in Control. The Board or Committee may adjust the number of shares reserved for issuance under the Plan in the event of a stock split or other change in corporate capitalization, or a merger, consolidation, reorganization, or other similar transaction.

In the event of a change in control, all restricted stock awarded under the Plan will fully vest and become free of all restrictions. Additional adjustments or settlements of outstanding Awards may also be made in the Committee's discretion.

Amendment. The Plan will terminate on the tenth anniversary of the effective date of the Plan. Prior to that date, the Board may terminate or amend the Plan, except that the terms of Award agreements then outstanding may not be adversely affected without the Participant's consent. Additionally, without any required approval by Company stockholders, the Board may not amend the Plan to increase the number of shares available for Awards under the Plan or the maximum number of shares that may be granted to any Participant during any calendar year; to modify the eligibility criteria for participation in the Plan; to alter the minimum vesting schedules set forth in the Plan; or to modify the nature of Awards which may be granted under the Plan.

Federal Income Tax Matters

Restricted Stock Awards. The Participant will generally not be taxed in the year an Award is granted. Rather, the Participant will recognize compensation taxable as ordinary income when the transfer restrictions on the shares lapse, in the amount of the fair market value of the shares on that date. The Participant can, however, file a "Section 83(b) election," and recognize compensation taxable as ordinary income equal to the fair market value of the shares on the date of grant. Unless limited by Code Section 162(m), the Company normally will receive a deduction equal to the amount of compensation the Participant is required to recognize as ordinary taxable income, and must comply with applicable tax withholding requirements.

Plan Benefits.

The benefits and amounts that will be received by or allocated to eligible employees under the Plan cannot be determined at this time because the Board and the Compensation Committee have not yet determined which employees will receive Awards, or the amounts of any Awards.

The Board of Directors recommends that stockholders vote FOR Proposal 3.

PRE-APPROVAL POLICIES AND PROCEDURES

Under the Audit Committee's charter, the Audit Committee is required to pre-approve all audit and non-audit services performed by the independent registered public accounting firm in order to assure that the provision of such services does not impair the auditors' independence. On an annual basis, the Audit Committee will review and provide pre-approval for certain types of services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. If a type of service to be provided by the independent registered public accounting firm has not received pre-approval during this annual process, it will require specific pre-approval by the Audit Committee. The Audit Committee does not delegate to management its responsibilities to pre-approve services performed by the independent registered public accounting firm.

The Company's Audit Committee has considered whether provision of the above non-audit services is compatible with maintaining Deloitte & Touche LLP's independence and has determined that such services are compatible with maintaining Deloitte & Touche LLP's independence.

OTHER BUSINESS OF THE MEETING

Management is not aware of any matters to come before the annual meeting other than those stated in the proxy statement. However, since it is possible that matters of which management is not now aware may come before the meeting or any adjournment of the meeting, the proxies confer discretionary authority with respect to acting thereon, and the persons named in such properly executed proxies intend to vote, act and consent in accordance with their best judgment with respect thereto. Upon receipt of such proxies (in the form enclosed) in time for voting, the shares represented thereby will be voted as indicated thereon and in the proxy statement.

STOCKHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

A stockholder may submit a proposal for inclusion in our proxy statement and related form of proxy for our annual meeting of stockholders in 2011 provided such proposal is received at our principal executive offices located at 402 West County Road D, St. Paul, Minnesota 55112, not later than December 23, 2010 and is in compliance with applicable SEC regulations.

Under the terms of our bylaws, any stockholder who is entitled to vote for the election of directors at a meeting of stockholders may submit a nominee for election to the Board of Directors of the Company at an annual meeting of stockholders, and any stockholder may have other business brought before an annual meeting of stockholders, provided such stockholder delivers timely and proper notice to our Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices not less than 60 nor more than 90 days prior to the date of the annual meeting, unless we provide less than 70 days' notice or other announcement of the date of the annual meeting in which case notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the annual meeting date is mailed or announced, whichever occurs first.

With respect to the nomination of directors, to be in proper form, a stockholder's notice to our Secretary must set forth the items specified in the bylaws for each person whom the stockholder proposes to nominate as a director, including: (i) the name, age, business address and residence address of such person; (ii) the principal occupation or employment of such person; (iii) the class and number of our shares, if any, beneficially owned by such person; and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors under Regulation 14A under the Exchange Act (including, without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected). With respect to other business, to be in proper form, a stockholder's notice to our Secretary must set forth the items specified in the bylaws for each matter the stockholder proposes to bring before the annual meeting, including: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; and (ii) any material interest of the stockholder in such business. In addition, the stockholder's notice in each case must set forth the items specified in the bylaws with respect to the stockholder giving the notice, specifically: (i) the name and address of the stockholder; and (ii) the class and number of our shares beneficially owned by the stockholder.

By order of the Board of Directors,



Richard J. Braun
Chairman of the Board, President and
Chief Executive Officer

St. Paul, Minnesota
April 22, 2010

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009, MAY BE OBTAINED WITHOUT CHARGE BY ANY STOCKHOLDER TO WHOM THE PROXY STATEMENT IS SENT, UPON WRITTEN REQUEST TO THE SECRETARY, MEDTOX SCIENTIFIC, INC., 402 WEST COUNTY ROAD D, ST. PAUL, MINNESOTA 55112.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding issues that are filed electronically with the SEC. The address of the web site is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following document, which was previously filed by the Company with the SEC in accordance with Section 13 of the Exchange Act, is incorporated herein by reference:

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this proxy statement and prior to the annual meeting of stockholders to which this proxy statement relates shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any accompanying proxy statement supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement.

We will provide without charge to each person to whom a proxy statement is delivered, upon written or oral request, a copy of any documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this proxy statement incorporates) within one business day of our receipt of such request. Requests for such copies should be directed to MEDTOX Scientific, Inc., Attention: Secretary, 402 West County Road D, St. Paul, Minnesota 55112, (651) 636-7466.

<u>**Annex A**</u>

MEDTOX SCIENTIFIC, INC.
2010 STOCK INCENTIVE PLAN

SECTION 1: Purpose; Definitions

The purpose of the Plan is to give the Company a competitive advantage in attracting, retaining and motivating officers and employees other than senior management, and to provide the Company and its Subsidiaries with a stock plan providing incentives directly linked to the profitability of the Company's businesses and increases in stockholder value.

For purposes of the Plan, the following terms are defined as set forth below:

a. "Award" means an award of Restricted Stock.

b. "Board" means the Board of Directors of the Company.

c. "Change of Control" has the meaning set forth in Section 8(b).

d. "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

e. "Commission" means the Securities and Exchange Commission or any successor agency.

f. "Committee" means the Committee referred to in Section 2.

g. "Common Stock" means common stock, par value $.01 per share, of the Company.

h. "Company" means MEDTOX Scientific, Inc., a Delaware corporation.

i. "Covered Employee" means a participant designated prior to the grant of Restricted Stock by the Committee who is or may be a "covered employee" within the meaning of Section 162(m)(3) of the Code in the year in which Restricted Stock is expected to be taxable to such participant.

j. "Disability" means permanent and total disability as determined for purposes of the Company's Long Term Disability Plan for the staff of the Company's corporate headquarters.

k. "Eligible Individuals" means officers or other employees of the Company or any of its Subsidiaries and prospective employees who have accepted offers of employment from the Company or its Subsidiaries who are or will be responsible for or contribute to the management, growth or profitability of the business of the Company or its Subsidiaries.

l. "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

m. "Performance Goals" means the performance goals established by the Committee in connection with the grant of Restricted Stock. In the case of Qualified Performance-Based Awards, the following requirements shall apply. Such Performance Goals shall be expressed in terms of one or more of the following financial or other objective goals which may be Company-wide or otherwise, including on a division basis, regional basis or on an individual basis: (i) total stockholder return, including its components of stock price appreciation, dividends and/or dividend yield; (ii) return on assets, equity, invested capital, cash flow, investment, or related return ratios; (iii) sales, operating income, revenues or net revenues; (iv) pre-tax or after-tax profit levels, including: net earnings, net earnings growth, earnings per share, and earnings before interest, taxes, depreciation and amortization (EBITDA); (v) cash flow, operating cash flow, or free cash flow; or (vi) levels of operating expense, including reductions in the Company's overhead ratio, expense to sales ratios, or debt levels.

Any criteria may be measured in absolute terms or as compared to another company or companies. Criteria in addition to those provided above (including, but not limited to, criteria relating to confidential business information) may also be taken into account, but only to the extent permitted by Section 162(m) of the Code. To the extent applicable, any such Performance Goal shall be determined (I) in accordance with the Company's audited financial statements and generally accepted accounting principles and reported upon by the Company's independent accountants or (II) so that a third party having knowledge of the relevant facts could determine whether such Performance Goal is met. Performance Goals shall include a threshold level of performance below which no Award shall be made, levels of performance at which specified percentages of the target Award shall be paid and a maximum level of performance above which no additional Award shall be paid. The Performance Goals established by the Committee may be (but need not be) different for different performance periods and different Performance Goals may be applicable to different Eligible Individuals. The applicable Performance Goal or Goals may be adjusted for such events and circumstances as the Committee deems appropriate, provided, however, that all Performance Goals and any related adjustments to the Performance Goals applicable to officers covered by Section 162(m) of the Code shall be preestablished in accordance with Section 162(m) of the Code and regulations thereunder.

n. "Plan" means the MEDTOX Scientific, Inc. 2010 Stock Incentive Plan, as set forth herein and as hereinafter amended from time to time.

o. "Qualified Performance-Based Award" means an Award of Restricted Stock designated as such by the Committee at the time of grant, based upon a determination that (i) the recipient is or may be a "covered employee" within the meaning of Section 162(m)(3) of the Code in the year in which the Company would expect to be able to claim a tax deduction with respect to such Restricted Stock and (ii) the Committee wishes such Award to qualify for the Section 162(m) Exemption.

p. "Restricted Stock" means an Award granted under Section 5.

q. "Section 162(m) Exemption" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

r. "Subsidiary" means any corporation, partnership, joint venture or other entity during any period in which at least a majority voting interest in such entity is owned, directly or indirectly, by the Company or any successor to the Company.

s. "Termination of Employment" means the termination of the participant's employment with the Company and any of its Subsidiaries. A participant employed by a Subsidiary shall also be deemed to incur a Termination of Employment if the Subsidiary ceases to be such a Subsidiary, and the participant does not immediately thereafter become an employee of the Company or another Subsidiary. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries shall not be considered Terminations of Employment. If so determined by the Committee, a participant shall be deemed not to have incurred a Termination of Employment if the participant enters into a contract with the Company or a subsidiary providing for the rendering by the participant of consulting services to the Company or such subsidiary on terms approved by the Committee; however, Termination of Employment of the participant shall occur when such contract ceases to be in effect.

In addition, certain other terms used herein have definitions given to them in the first place in which they are used.

SECTION 2: Administration

The Plan shall be administered by the Compensation Committee or such other committee of the Board as the Board may from time to time designate (the "Committee"), which shall be composed of not less than two directors, and shall be appointed by and serve at the pleasure of the Board.

The Committee shall have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals.

Among other things, the Committee shall have the authority, subject to its power to delegate its authority as described below and subject to the other terms of the Plan:

(a) To select the Eligible Individuals to whom Awards may from time to time be granted;

(b) To determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(c) To determine the terms and conditions of any Award granted hereunder, including, but not limited to, any vesting condition, restriction or limitation (which may be related to the performance of the participant, the Company or any Subsidiary) and any vesting acceleration or forfeiture waiver regarding any Award and the shares of Common Stock relating thereto, based on such factors as the Committee shall determine; and

(d) To modify, amend or adjust the terms and conditions of any Award, at any time or from time to time, including but not limited to Performance Goals; *provided, however,* that the Committee may not adjust upwards the amount payable with respect to a Qualified Performance-Based Award or waive or alter the Performance Goals associated therewith or cause such Restricted Stock to vest earlier than permitted by Section 5(c)(viii).

The Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable, to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto) and to otherwise supervise the administration of the Plan.

The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or regulation or the applicable rules of a stock exchange, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it; *provided* that no such delegation may be made that would cause Awards or other transactions under the Plan to cease to be exempt from Section 16(b) of the Exchange Act or cause an Award designated as a Qualified Performance-Based Award not to qualify for, or to cease to qualify for, the Section 162(m) Exemption. Any such allocation or delegation may be revoked by the Committee at any time.

Any determination made by the Committee or pursuant to delegated authority pursuant to the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or any appropriately delegated officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Plan participants.

Any authority granted to the Committee may also be exercised by the full Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Exchange Act or cause an Award designated as a Qualified Performance-Based Award not to qualify for, or to cease to qualify for, the Section 162(m) Exemption. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

SECTION 3: Common Stock Subject to Plan

The maximum number of shares of Common Stock that may be issued to participants and their beneficiaries under the Plan shall be 500,000. No participant may be granted Awards covering in excess of 5,000 shares of Common Stock in any calendar year during which the Plan is in existence. Shares subject to an Award under the Plan may be authorized and unissued shares or may be treasury shares. If any Award is forfeited, shares of Common Stock subject to such Awards shall again be available for distribution in connection with Awards under the Plan. To the extent any shares of Common Stock subject to an Award are not delivered to a participant because such shares are used to satisfy an applicable tax-withholding obligation, such shares shall not be deemed to have been issued for purposes of determining the maximum number of shares of Common Stock available for issuance under the Plan.

In the event of any change in corporate capitalization (including, but not limited to, a change in the number of shares of Common Stock outstanding), such as a stock split or a corporate transaction, any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company, any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code) or any partial or complete liquidation of the Company, the Committee or Board may make such substitution or adjustments in the aggregate number and kind of shares reserved for issuance under the Plan; *provided, however,* that the number of shares subject to any Award shall always be a whole number.

SECTION 4: Eligibility

Awards may be granted under the Plan to Eligible Individuals. No grant shall be made under this Plan to a director who is not an officer or a salaried employee of the Company or its Subsidiaries.

SECTION 5: Restricted Stock Awards

(a) *Administration*. Shares of Restricted Stock may be awarded either alone or in addition to other Awards granted under the Plan. The Committee shall determine the Eligible Individuals to whom and the time or times at which grants of Restricted Stock will be awarded, the number of shares to be awarded to any Eligible Individual, the conditions for vesting, the time or times within which such Awards may be subject to forfeiture and any other terms and conditions of the Awards, in addition to those contained in Section 5(c).

(b) *Awards and Certificates*. Shares of Restricted Stock shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates. Any certificate issued in respect of shares of Restricted Stock shall be registered in the name of such Eligible Individual and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the MEDTOX Scientific, Inc. 2010 Stock Incentive Plan and a Restricted Stock Agreement. Copies of such Plan and Agreement are on file at the offices of MEDTOX Scientific, Inc., 402 West County Road D, St. Paul, MN 55112."

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

(c) *Terms and Conditions*. Shares of Restricted Stock shall be subject to the following terms and conditions:

(i) The Committee may, prior to or at the time of grant, designate an Award of Restricted Stock as a Qualified Performance-Based Award, in which event it shall condition the grant or vesting, as applicable, of such Restricted Stock upon the attainment of Performance Goals. If the Committee does not designate an Award of Restricted Stock as a Qualified Performance-Based Award, it may also condition the grant or vesting thereof upon the attainment of Performance Goals. Regardless of whether an Award of Restricted Stock is a Qualified Performance-Based Award, the Committee may also condition the grant or vesting thereof upon the continued service of the participant. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient. The Committee may at any time, in its sole discretion, accelerate or waive, in whole or in part, any of the foregoing restrictions; *provided, however,* that in the case of Restricted Stock that is a Qualified Performance-Based Award, the applicable Performance Goals have been satisfied.

(ii) Subject to the provisions of the Plan and the Restricted Stock Agreement referred to in Section 5(c)(vi), during the period, if any, set by the Committee, commencing with the date of such Award for which such participant's continued service is required (the "Restriction Period"), and until the later of (i) the expiration of the Restriction Period and (ii) the date the applicable Performance Goals (if any) are satisfied, the participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber shares of Restricted Stock.

(iii) Except as provided in this paragraph (iii) and Sections 5(c)(i) and 5(c)(ii) and the Restricted Stock Agreement, the participant shall have, with respect to the shares of Restricted Stock, all of the rights of a stockholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the shares and the right to receive any cash dividends. If so determined by the Committee in the applicable Restricted Stock Agreement, (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall be automatically deferred and reinvested in additional Restricted Stock, held subject to the vesting of the underlying Restricted Stock, or held subject to meeting Performance Goals applicable only to dividends, and (B) dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock, or held subject to meeting Performance Goals applicable only to dividends.

(iv) Except to the extent otherwise provided in the applicable Restricted Stock Agreement or Section 5(c)(i), 5(c)(ii), 5(c)(v) or 8(a)(ii), upon a participant's Termination of Employment for any reason during the Restriction Period or before the applicable Performance Goals are satisfied, all shares still subject to restriction shall be forfeited by the participant.

(v) Except to the extent otherwise provided in Section 6(a)(i), in the event that a participant retires or such participant's employment is involuntarily terminated, the Committee shall have the discretion to waive, in whole or in part, any or all remaining restrictions (other than, in the case of Restricted Stock with respect to which a participant is a Covered Employee, satisfaction of the applicable Performance Goals unless the participant's employment is terminated by reason of death or Disability) with respect to any or all of such participant's shares of Restricted Stock.

(vi) If and when any applicable Performance Goals are satisfied and the Restriction Period expires without a prior forfeiture of the Restricted Stock, unlegended certificates for such shares shall be delivered to the participant upon surrender of the legended certificates.

(vii) Each Award shall be confirmed by, and be subject to, the terms of a Restricted Stock Agreement.

(viii) Notwithstanding the foregoing, but subject to the provisions of Section 8 hereof, no Award in the form of Restricted Stock, the vesting of which is conditioned only upon the continued service of the participant, shall vest earlier than the first, second and third anniversaries of the date of grant thereof, on each of which dates a maximum of one-third of the shares of Common Stock subject to the Award may vest, and no award in the form of Restricted Stock, the vesting of which is conditioned upon the attainment of a specified Performance Goal or Goals, shall vest earlier than the first anniversary of the date of grant thereof.

SECTION 6: Change of Control Provisions

(a) *Impact of Event.* Notwithstanding any other provision of the Plan to the contrary, in the event of a Change of Control:

(i) The restrictions and deferral limitations applicable to any Restricted Stock shall lapse, and such Restricted Stock shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant.

(ii) The Committee may also make additional adjustments and/or settlements of outstanding Awards as it deems appropriate and consistent with the Plan's purposes.

(b) *Definition of Change of Control.* For purposes of the Plan, a "Change of Control" shall mean the happening of any of the following:

(i) a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, whether or not the Company is then subject to such reporting requirement; or

(ii) a merger or consolidation to which the Company is a party if, following the effective date of such merger or consolidation, the individuals and entities who were stockholders of the Company prior to the effective date of such merger or consolidation have beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of less than fifty percent (50%) of the combined voting power of the surviving corporation following the effective date of such merger or consolidation; or

(iii) when, during any period of twenty-four (24) consecutive months, the individuals who, at the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason other than death to constitute at least a majority thereof, provided, however, that a director who was not a director at the beginning of such twenty-four (24) month period shall be deemed to have satisfied such twenty-four (24) month requirement, and be an Incumbent Director, if such director was elected by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually, because they were directors at the beginning of such twenty-four (24) month period, or by prior operation of this Section.

SECTION 7: Term, Amendment and Termination

The Plan will terminate on the tenth anniversary of the effective date of the Plan. Under the Plan, Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.

The Board may amend, alter, or discontinue the Plan, but no amendment, alteration, or discontinuation shall be made which would impair the rights of a recipient of an Award, theretofore granted without the recipient's consent, except such an amendment made to comply with applicable law, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by applicable law or stock exchange rules and no such amendment may, without the approval of the Company's stockholders, (1) increase, other than by operation of the antidilution clauses contained in Section 3 of the Plan, the number of shares of Common Stock available for the grant of Awards under the Plan or to alter the maximum number of shares available for the grant of Awards; (2) modify the criteria for eligibility to participate in the Plan or the nature of the Awards which may be granted under the Plan; and (3) alter the provisions set forth in Section 5(c)(viii) of the Plan with respect to minimum vesting schedules relating to Awards in the form of Restricted Stock.

The Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but no such amendment shall cause a Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption or impair the rights of any holder without the holder's consent except such an amendment made to cause the Plan or Award to comply with applicable law, or regulation, stock exchange rules, or accounting rules.

Subject to the above provisions, the Board shall have authority to amend the Plan to take into account changes in law and tax and accounting rules as well as other developments, and to grant Awards which qualify for beneficial treatment under such rules without stockholder approval.

SECTION 8: General Provisions

(a) The Committee may require each person purchasing or receiving shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to the distribution thereof. The certificates for such shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer.

Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for shares of Common Stock under the Plan prior to fulfillment of all of the following conditions:

(i) Listing or approval for listing upon notice of issuance, of such shares on the securities exchange as may at the time be the principal market for the Common Stock;

(ii) Any registration or other qualification of such shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and

(iii) Obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

(b) Nothing contained in the Plan shall prevent the Company or any Subsidiary from adopting other or additional compensation arrangements for its employees.

(c) The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary to terminate the employment of any employee at any time.

(d) No later than the date as of which an amount first becomes includible in the gross income of the participant for federal income tax purposes with respect to any Award under the Plan, the participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement; provided, that not more than the legally required minimum withholding may be settled with Common Stock. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

(e) The Committee shall establish such procedures as it deems appropriate for a participant to designate a beneficiary to whom any amounts payable in the event of the participant's death are to be paid or by whom any rights of the participant, after the participant's death, may be exercised.

(f) In the case of a grant of an Award to any employee of a Subsidiary of the Company, the Company may, if the Committee so directs, issue or transfer the shares of Common Stock, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the shares of Common Stock to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All shares of Common Stock underlying Awards that are forfeited or canceled shall revert to the Company.

(g) The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

(h) In the event an Award is granted to an Eligible Individual who is employed or providing services outside the United States and who is not compensated from a payroll maintained in the United States, the Committee may, in its sole discretion, modify the provisions of the Plan as they pertain to such individual to comply with applicable foreign law.

SECTION 12: Effective Date of Plan

The Plan shall be effective as of the date it is approved by the stockholders of the Company.

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Corporate Mission

The right results every day.

Corporate Information

Executive Offices

402 West County Road D
St. Paul, MN 55112

Executive Officers

Richard J. Braun, MBA, JD
Chairman, President, and Chief Executive Officer

Kevin J. Wiersma
Vice President, Chief Financial Officer of MEDTOX Scientific, Inc. and Chief Operating Officer of MEDTOX Laboratories, Inc.

James A. Schoonover, MBA
Vice President and Chief Marketing Officer

B. Mitchell Owens, MBA
Vice President and Chief Operating Officer of MEDTOX Diagnostics, Inc.

Susan E. Puskas, MT (ASCP) SC
Vice President, Quality, Regulatory Affairs, and Human Resources

Directors

Richard J. Braun, MBA, JD
Chairman, President and Chief Executive Officer of MEDTOX Scientific, Inc.

Brian P. Johnson, MBA
Former Executive Vice President for RAIN Source Capital, Inc.

Robert J. Marzec, MBA, CPA
Former Partner and Audit Site Leader of PricewaterhouseCoopers LLP

Samuel C. Powell, Ph.D.
President of Powell Enterprises

Robert A. Rudell, MBA
Former President, COO and Chairman of the management committee of Zurich Scudder Investments

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane, 3rd Floor
New York, NY 10038

Investor Relations

877-715-7236
402 West County Road D
St. Paul, MN 55112

SEC Form 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission exclusive of exhibits, is available without charge upon written request to the Investor Relations department at the Company.

Common Stock

The common stock is traded on the NASDAQ Global Select Market under the symbol MTOX.

Annual Meeting

The annual meeting of the Company will be held at 4:00 p.m. on June 15th, 2010, at the Radisson Hotel located at 2540 North Cleveland Avenue, Roseville, MN.